Exhibit 99.1

TURQUOISE HILL

Оюу
Толгой

Turquoise Hill Resources Ltd.

March 18, 2020

March 18, 2020

On behalf of the Board of Directors, I am pleased to invite you to our Annual and Special Meeting of Shareholders to be held at 9:00 a.m., Eastern Time, on May 12, 2020, in the Saint-Laurent 5 room of Hôtel Bonaventure Montreal, located at 900 Rue de la Gauchetière Ouest, Montreal, Quebec, Canada.

2019 was another strong year of Oyu Tolgoi open-pit operations and continued progression of the underground development of the Oyu Tolgoi mine. Our workforce is more than 90% Mongolian and continues to maintain industry-leading safety statistics. The Board is pleased with this continued level of achievement and on behalf of our shareholders, reinforces Turquoise Hill and Oyu Tolgoi’s commitment to making sure everyone returns home safely each day.

Turquoise Hill achieved significant financial and operational milestones at Oyu Tolgoi that demonstrate substantial progress toward our long-term goals, including the following:

•   Copper production meeting original guidance and gold production exceeding original guidance ranges;

•   Maintaining an industry-leading safety performance rating with a 90% Mongolian workforce;

•   An increase in mill throughput of 5% over 2018; and

•   Productivity improvements due to an increase in the amount of underground development material processed and the completed construction of mine shafts at the Oyu Tolgoi underground project.

Another notable milestone achieved in 2019 was the expansion of our open pit operations and the completion of Shaft 2. Shaft 2 is a critical piece of infrastructure that uses the world’s largest production hoist and its completion is critical to the acceleration of the underground development of Oyu Tolgoi.

While our focus remains on Oyu Tolgoi, we also ensure that our governance practices are reflected in our decisions and our strategy. In 2019, we reinforced our commitment to increasing Turquoise Hill’s direct participation in the management of Oyu Tolgoi, including the various Oyu Tolgoi working groups that interact with the Government of Mongolia.

As described in more detail in our information circular, in 2019 we implemented important changes to our executive incentives structure to provide closer alignment to the interest of our shareholders. In addition, Jo-Anne Dudley joined Turquoise Hill as our new COO, replacing Brendan Lane, who retired. Ms. Dudley has 25 years of experience in the mining industry and for the past nine years she has been a key member of the Oyu Tolgoi technical team that manages the development of the Oyu Tolgoi copper-gold mine in Mongolia in consultation with Turquoise Hill. Most recently she led Oyu Tolgoi’s 30-person Strategic Mine and Resources Planning unit.

Turquoise Hill believes an open dialogue with its shareholders is essential to our long-term success. As such, we welcome regular interaction with our shareholders and value direct, constructive engagement with them and a fluid exchange of ideas.

As you will see in the enclosed meeting materials – we received two shareholder proposals this year from Pentwater Capital Management LP, one of our minority shareholders. The Board carefully considered both proposals, which included reviewing them with advisors. The Board also had the proposals reviewed by our independent Board members and had a number of direct conversations with Pentwater Capital Management LP. After thoughtful discussion and deliberation, our Board chose to recommend that shareholders vote against the first proposal and withhold their vote with respect to the nomination of the director proposed in the second proposal. Our reasons for the recommendations are set out in Schedule “B” to the Management Proxy Circular and are summarized below.

The Board has in place a robust process for the identification of nominees for election that includes appropriate mechanisms and safeguards to ensure the selection of directors who will act in the best interests of the company as a whole and not for the sole benefit of any one shareholder. We have a good pattern of broad refreshment, governed by a robust process that is led by independent directors. The Board believes that implementing the first proposal would negatively impact the corporate governance of the Corporation in a number of material respects and would not achieve the stated goal of improving the representation of minority shareholders on the Board or improving board oversight. Among other things, the first shareholder proposal would appear to effectively remove the right available to any minority shareholder under applicable corporate law to nominate directors and instead provide that right exclusively to a select few minority shareholders who own the requisite 3.5% stake in Turquoise Hill. Directors nominated by a large minority shareholder could be perceived to be influenced by the interests of that nominating shareholder, rather than the best interests of all shareholders.

In its second proposal, the shareholder has nominated Matthew Halbower, Chief Executive Officer and Chief Investment Officer of Pentwater Capital Management LP, as a proposed director. The company has a rigorous process for selecting independent directors and determining which individuals to nominate for election to the Board. This process is informed by the company’s extensive shareholder engagement and overseen by independent directors who are accountable to all shareholders. Our recent director search process highlighted how decisions related to the composition of the Board is informed by investor feedback and responsive to the interests and concerns of a broad number of minority shareholders. Despite Mr. Halbower’s professional accomplishments, the Board concluded that he did not possess the skills and experience that would be materially additive to the Board at this time.

In 2019, we enhanced our engagement by increasing the number of meetings with our investors and in engaging with some of our largest minority shareholders prior to undertaking certain key decisions. As a controlled company, we recognize the unique position that our minority shareholders are in, and in 2020, we will continue to solicit feedback from minority shareholders, promote transparency in how we are governed, and encourage all shareholders to take an active interest in our development.

I also need to recognize the extraordinary situation of the COVID-19 pandemic. As a company we have been carefully monitoring the rapidly evolving global response to this situation. For now, we will proceed with holding an in person meeting as envisioned but caution that circumstances surrounding the COVID-19 pandemic may require us to reconsider our approach to this year’s meeting, including possibly changing the format of the meeting to hybrid (in person and virtual) or virtual only. We will update the market of any changes.

We thank you for your continued support and look forward to your participation at the Meeting. R. Peter Gillin Chairman of the Board

Notice of 2020 Annual and Special Meeting of Shareholders

Meeting Information

Date:	May 12, 2020

Time:	9:00 a.m., Eastern Time

Location:	Saint Laurent 5 room, Hôtel Bonaventure Montreal, 900 Rue de la Gauchetière Ouest, Montreal, Quebec, Canada

Dear Shareholders:

You are invited to attend Turquoise Hill Resources Ltd.’s (“Turquoise Hill“, the “Corporation”, “we”, “our” or “us”) Annual and Special Meeting of Shareholders (the “Meeting”) for the following purposes:

●	to receive the annual report of the Corporation’s directors (“Directors”) to the shareholders of the Corporation (“Shareholders”);

●	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2019, and the auditors’ report thereon;

●	to elect seven Directors for the ensuing year;

●	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

●

to consider and, if deemed appropriate, to adopt with or without non-material variation a special resolution (the full text of which is reproduced as Schedule “A” in the accompanying Management Proxy Circular) authorizing an amendment to the Corporation’s Restated Articles of Incorporation to consolidate the Corporation’s issued and outstanding common shares (“Common Shares”) on the basis of a ratio within the range of one post-consolidation Common Share for every five pre-consolidation Common Shares to one post-consolidation Common Share for every thirty pre-consolidation Common Shares, with the ratio to be selected and implemented by the Corporation’s Board of Directors in its sole discretion, if at all, any time prior to May 11, 2021;

●	to consider the shareholder proposals attached as Schedule “B” to the accompanying Management Proxy Circular (“Shareholder Proposals”);

●

to consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular (the “Management Proxy Circular” or “Circular”) under Section “Adoption of Say on Pay Resolution”) providing for a non-binding advisory vote on the Corporation’s approach to executive compensation; and

●	to consider such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of Directors has fixed the close of business on March 23, 2020 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

The Management Proxy Circular and the form of proxy (“Form of Proxy”) or voting information form, together with the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2019 and a return envelope accompany this notice of annual and special meeting.

A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s Common Shares will be voted at the Meeting, is requested to complete, date and execute the enclosed Form of Proxy or voting instruction form and deliver it by facsimile, by email, by hand or by mail or convey voting instructions electronically, in each case in accordance with the instructions set out in the Form of Proxy or voting instruction form, as applicable, and in the Management Proxy Circular. If you have any questions regarding the forms, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll free in North America), or at 416-867-2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.

Dated in Montreal, Quebec this 18th day of March, 2020.

By order of the Board of Directors,

“Dustin S. Isaacs”
Dustin S. Isaacs Vice-President, General Counsel and Corporate Secretary

1	Turquoise Hill Resources Ltd. 2019 Proxy Circular

SUMMARY

The following summary highlights some of the important information found in this Management Proxy Circular. These highlights do not contain all the information that should be considered. It is recommended to read the entire Management Proxy Circular before voting.

Shareholders Voting Matters

Voting matters	Management and Board vote recommendation	More information on pages
Election of seven Directors	FOR each management nominee	12-29
Appointment of KPMG LLP as Auditors	FOR	29-30
Adoption of a special resolution to approve a Common Share consolidation	FOR	31; 68-77
Shareholder Proposals
Proposal 1 – Board mandate to amend articles	AGAINST	31
Proposal 2 – To elect Matthew Halbower as a director	WITHHOLD	31
Adoption of an advisory “say on pay” resolution	FOR	33

Director Nominees

NAME AND COUNTRY	DIRECTOR SINCE	POSITION	INDEPEN- DENT	COMMITTEE MEMBERSHIP	2019 OVERALL ATTENDANCE	OTHER PUBLIC BOARDS	TOP THREE AREAS OF EXPERTISE
A. Chirgwin Singapore	2018	Vice-President, Sales and Marketing, Copper & Diamonds, Rio Tinto	No	NCG	78%	1	Sales and Marketing, Leading Growth, Business Development
G. R. Burns Canada	2020	President and Chief Executive Officer, Eldorado Gold	Yes	HSEC, Audit, Compensation	—	0	Mining Operations, Health, Safety, Environment and Communities, Senior Management
R. P. Gillin Canada	2012	Director, Chairman of the Board of Directors	Yes	None	100%	4	CEO, Capital Markets, Strategic Planning
S. Jones Australia	2017	Technical Director, Copper & Diamonds, Rio Tinto	No	HSEC (Chair)	100%	0	Mining Operations, Health, Safety, Environment and Communities, Engineering
U. Quellmann Canada	2017	Chief Executive Officer	No	HSEC	100%	1	CEO, Capital Markets, Enterprise Risk Management
R. C. Robertson Canada	2012	Director	Yes	Audit (Chair), Compensation, NCG	95%	2	CFO, Accounting Designation, Banking
M. Saint-Laurent Canada	2017	Director	Yes	Compensation (Chair), NCG (Chair), Audit	100%	2	Capital Markets, Human Resources, Governance

In addition, the Corporation received a shareholder proposal from Pentwater Capital Management LP proposing that Matthew Halbower stand for nomination as a director alongside management’s nominees. For more information see Schedule “B”.

Code of Business Conduct

The Corporation’s Board of Directors (the “Board of Directors” or the “Board”) and management continually work on reinforcing the values of the Corporation through the proper application of the Corporation’s Code of Business Conduct.

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold their commitment to a culture of honesty, integrity, and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors.

95.5% AVERAGE BOARD AND COMMITTEE ATTENDANCE IN 2019	83.3% AVERAGE VOTE IN FAVOUR OF OUR DIRECTOR NOMINEES AT THE 2019 MEETING

4 OUT OF 7 DIRECTORS ARE INDEPENDENT	98.0% APPROVAL ON ADVISORY EXECUTIVE COMPENSATION VOTE AT THE 2019 MEETING

2	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Highlights of Governance Best Practices

Turquoise Hill’s Board and management continually work at maintaining and improving corporate governance practices such as the following:

●	The Board of Directors comprises a majority of independent Directors. The independent Directors meet in-camera, separately from management, at the end of each Board meeting.

●	The Chairman of the Board of Directors is independent.

●	The Audit Committee and Compensation and Benefits Committee are solely comprised of independent Directors.

●	The effectiveness of the Board, its committees, the Board Chair, the Committee Chairs and individual directors is assessed on an annual basis.

●

The Nominating and Corporate Governance Committee evaluates annually the succession plans for the Board of Directors in line with the strategic needs of the Corporation ensuring that the Board has an appropriate mix of skills and expertise to address the needs of the Corporation.

●	There are no interlocking directorships.

●

The Corporation’s overboarding policy limits the number of public company board memberships to two for directors who are chief executive officers or senior executives of a public company and to five for non-executive directors, including the Board of Directors.

●

The Corporation’s Majority Voting Policy requires the Board of Directors to accept, except in exceptional circumstances, a director nominee’s resignation following a meeting at which he or she received a greater number of votes “withheld” or “abstained” than votes “for” with respect to his or her election.

●	The Corporation has a Strategy and Risk Management Committee composed of members of senior management of Turquoise Hill which reports to the Board of Directors at least annually.

●

The Board has a standing committee mandated to ensure that the Corporation has established appropriate practices with respect to health, safety and environmental matters, including climate change, affecting the Corporation’s activities and overseeing the Corporation’s relationship with communities in its operations.

●	The Corporation has a clawback policy to recoup any compensation from executive officers in the event that financial information is later restated or where the participant committed misconduct.

●	The Corporation has a policy preventing the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held.

●

The Corporation has a policy supporting its commitment to diversity and recognition of the benefits of promoting diversity on its Board and in executive officer positions. This commitment is outlined by the Corporation’s adopted target for women on the Board.

●	50%, and up to 100% if elected, of independent Directors’ base retainer is linked to share performance.

●	The Corporation has Executive and Director Shareholding Guidelines.

●	The Corporation has a policy supporting its belief that regular and constructive engagement with the Corporation’s Shareholders contributes to good corporate governance and transparency.

●	The Board of Directors oversees the development of the Corporation’s strategic plan through an annual strategy session.

Executive Compensation

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

●	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

●	Align the Corporation’s executives’ interests with those of its Shareholders;

●	Encourage and reward high performance; and

●	Provide transparent and balanced compensation in relation to the role being performed.

The Corporation’s CEO compensation philosophy is reflected through the four components of executive compensation:

●	Base salary;

●	Short-term incentives in the form of cash payouts;

●	Long-term incentives awarded under the Performance Share Unit (“PSU”) Plan, the Restricted Share Unit (“RSU”) Plan and shareholding requirements; and

●	Other remuneration and benefits such as health and post-retirement benefits.

3	Turquoise Hill Resources Ltd. 2019 Proxy Circular

VOTING AND PROXIES	5

Solicitation of proxies	5

Meeting procedures	5

Voting at the meeting	6

Exercise of discretion	9

Helpful reminder	11

BUSINESS OF MEETING	12

Election of directors	12

Appointment of auditors	29

Share Consolidation	31

Shareholder Proposals	32

Adoption of say on pay resolution	33

COMPENSATION DISCUSSION AND ANALYSIS	36

Compensation philosophy and goals	36

Compensation and Benefits Committee	37

Benchmarking practices	39

Elements of executive compensation	42

Performance graph	53

Named executive officers profiles	54

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS	57

Summary compensation table	57

Share-based awards	58

Termination and change of control benefits	60

COMPENSATION DISCLOSURE FOR DIRECTORS	64

Elements of director compensation	64

Directors’ total 2019 compensation	66

Share-based awards	67

SPECIAL BUSINESS – SHARE CONSOLIDATION	68

Background and reasons for the Share Consolidation	68

Risks associated with the Share Consolidation	70

Effects of the Share Consolidation	71

Certain Canadian federal income tax consequences of the Share Consolidation	73

Certain U.S. federal income tax consequences of the Share Consolidation	75

CORPORATE GOVERNANCE	77

Board of Directors	78

Board committees	80

Health, safety, environment and communities	82

Independent directors	91

Code of Business Conduct	91

Statement of corporate governance practices	91

OTHER INFORMATION	92

Indebtedness of directors and executive officers	92

Interest of certain persons	92

Interest of informed persons	92

Additional information	92

Directors’ approval	92

Schedule “A” – Share Consolidation Resolution	i

Schedule “B” – Shareholder Proposals	ii

Schedule “C” – Statement of Corporate Governance Practices	vi

Schedule “D” – Reporting Package	xxi

Schedule “E” – Board Mandate	xxiv

4	Turquoise Hill Resources Ltd. 2019 Proxy Circular

VOTING AND PROXIES

SOLICITATION OF PROXIES

Proxies are being solicited by and on behalf of Turquoise Hill’s management from the holders of Common Shares of the Corporation (“Shareholders”) in connection with the Meeting of the Shareholders to be held at 9:00 a.m., Eastern Time, on May 12, 2020 in the Saint-Laurent 5 room of the Hôtel Bonaventure Montreal, located at 900 Rue de la Gauchetière Ouest, Montreal, Quebec, Canada and at any adjournment or postponement thereof, for the purposes set forth in the Notice of 2020 Annual and Special Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation, save for the cost of solicitation of the OBOs (as defined in “Voting by Non-Registered Shareholders” of this Management Proxy Circular). The Corporation has also retained Kingsdale Advisors (“Kingsdale”) as its strategic shareholder advisor and proxy solicitation agent. Kingsdale is expected to receive a fee of approximately $45,000 in addition to certain out-of-pocket expenses for services as proxy solicitation agent. The entire cost of the solicitation will be borne by the Corporation. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-888-370-3955 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

The Board of Directors has fixed the close of business on March 23, 2020 as the record date, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

General information

Unless otherwise stated, the information contained in this Circular is as of March 18, 2020. All dollar amounts are expressed in Canadian dollars (“$” or “C$”) or United States dollars (“US$”), as indicated.

In this Circular, accompanying Form of Proxy and Notice of Meeting, references to “you”, “your” and “shareholder” are references to registered Shareholders unless specifically stated otherwise.

MEETING PROCEDURES

Meeting location details

Meeting Information
Date:	May 12, 2020

Time:	9:00 a.m., Eastern Time

Location:	Saint Laurent 5 room, Hôtel Bonaventure Montreal, 900 Rue de la Gauchetière Ouest, Montreal, Quebec, Canada

Quorum

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, Common Shares carrying, in the aggregate, not less than one-third (33 1⁄3%) of the votes eligible to be cast at the Meeting.

Votes required to pass a resolution

Under the Business Corporations Act (Yukon) (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (66 2/3%) of the votes cast by Shareholders at the Meeting is required to pass a special resolution.

5	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Voting shares and principal holders thereof

The Corporation’s authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

As of March 18, 2020, Turquoise Hill had issued 2,012,314,469 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to AST Trust Company (Canada) (“AST”) no later than ten days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

To the knowledge of the Directors and officers of the Corporation, Rio Tinto plc is the only person who beneficially owns, controls or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 18, 2020, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) United Kingdom	1,021,966,440	50.8%

Notes:

(1)

Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 439,478,332 shares) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares), 46117 Yukon Inc. (as to 152,288,108 shares) and 7999674 Canada Inc. (as to 215,100,000 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of management of the Corporation and is based on public filings.

VOTING AT THE MEETING

Voting instructions differ depending on whether you are a registered or a non-registered Shareholder:

●	You are a registered Shareholder if you have a share certificate issued in your name or appear as the registered holder in the books of the Corporation.

●	You are a non-registered Shareholder if your Common Shares are registered with a third-party (for example, a bank, investment dealer, trust company, clearing agency, or other institution).

If you have any questions or require assistance, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll free in North America), or at 416-867-2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.

6	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Voting as a registered Shareholder

You can vote at the Meeting using the following options:

On the Internet

You may go to the website www.astvotemyproxy.com or www.astvotezmaprocuration.com and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person other than the persons named in the Form of Proxy as their proxyholder. This person does not have to be a Shareholder. Registered Shareholders may indicate the name of the person they are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 PM (Eastern Time) on May 8, 2020.

By mail

You may complete, date, and sign your Form of Proxy and return it in the envelope provided or deliver it to one of AST’s principal offices in Montreal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 PM (Eastern time) on May 8, 2020 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

1600 – 2001 Robert-Bourassa Blvd. Montreal, Quebec H3A 2A6	1 Toronto Street Suite 1200 Toronto, Ontario M5C 2V6	The Oceanic Plaza 1600 – 1066 West Hastings St. Vancouver, British Columbia V6E 3X1

You may appoint a person other than the Directors or officers named in the Form of Proxy as proxyholder. This person does not have to be a Shareholder. You must make sure the person you are appointing is aware that he or she has been appointed and attends the Meeting.

See below for more information on appointing and revoking proxyholders.

In person at the meeting

You do not need to complete or return a Form of Proxy if you intend to vote in person at the Meeting. You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.

By appointing another person to attend in person See below for more information on appointing and revoking proxyholders.

Appointing a proxyholder

A registered Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder, and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A registered Shareholder may appoint, as proxyholder or alternate proxyholder, a person or company other than any of the persons designated

7	Turquoise Hill Resources Ltd. 2019 Proxy Circular

in the enclosed Form of Proxy, and may do so either by inserting the name or names of such person or company in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.

The appointment of a proxyholder or alternate proxyholder will not be valid unless a Form of Proxy making the appointment, signed by the registered Shareholder or by an attorney of such Shareholder authorized in writing, is deposited with AST:

by facsimile to 1-866-781-3111 or 1-416-368-2502

by mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

by email at proxyvote@astfinancial.com;

by hand to The Oceanic Plaza, 1600 – 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2A6 or 1600-2001 Robert-Bourassa Blvd., Montreal, Quebec, H3A 2V6

AST must receive your proxy not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

The cut-off time for appointing proxies is 5:00 PM, Eastern Time on May 8, 2020.

Revoking a proxy

If you have given a proxy, you may revoke it:

(a)	by depositing an instrument in writing executed by you or by your attorney authorized in writing:

(i)	with AST, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting, or the adjournment or postponement thereof at which the proxy is to be used;

(ii)

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the Chair of the Meeting on the day of the Meeting before the commencement of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

If you have any questions or require assistance, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll free in North America), or at 416-867-2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.

8	Turquoise Hill Resources Ltd. 2019 Proxy Circular

EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the registered Shareholders appointing them.

If you decide to appoint R. Peter Gillin and Ulf Quellmann as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

FOR electing each director nominated by management
WITHHOLD vote for Shareholder Proposal 2 – election of Matthew Halbower as a director
FOR appointing KPMG LLP as auditors at a remuneration to be fixed by the Directors
FOR the consolidation of the Corporation’s issued and outstanding common shares
AGAINST Shareholder Proposal 1 – Board mandate to amend articles
FOR the non-binding advisory vote on our approach to executive compensation

The persons named in the enclosed Form of Proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

As of the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any such or other matters, which are not currently known to management, should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

Voting as a non-registered Shareholder

The information set forth in this section should be reviewed carefully by non-registered Shareholders of Turquoise Hill. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by AST, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

9	Turquoise Hill Resources Ltd. 2019 Proxy Circular

If you are a non-registered Shareholder, you have two voting options:

By mail

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from non-registered Shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Appointing a proxyholder

A Non-Registered Shareholder may appoint someone else as proxyholder for the purposes of voting at the Meeting. A Non-Registered Shareholder should enter their proxyholder’s name in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs”, who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs. The Corporation does not intend to pay an intermediary to deliver the Notice of Meeting and Circular to OBOs. OBOs will not receive the Notice of Meeting and Circular unless the OBOs’ intermediary assumes the cost of delivery.

Whether you vote by mail, telephone, internet or other means permitted by your Broker, your voting instruction form must be received by AST not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which it is to be used. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Revoking a proxy

If, as a Non-Registered Shareholder, you have voted through your Broker and would like to change or revoke your vote, contact your Broker to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the voting instruction form by the Broker or its service company to ensure it is given effect to at the Meeting.

10	Turquoise Hill Resources Ltd. 2019 Proxy Circular

HELPFUL REMINDER

If you do not intend to attend the Meeting in-person, you need to vote or provide voting instructions in advance of the Meeting:

☐	If you are voting online: Make sure you have voted on all matters presented to Shareholders. The cut-off time for voting over the Internet is 5:00 PM (Eastern Time) on May 8, 2020.
☐

If you are voting by mail:

Make sure your Form of Proxy or voting instruction form is completed and that voting instructions are included for all matters presented to Shareholders.

Your Form of Proxy or voting instruction form should be returned by 5:00 PM (Eastern Time) on May 8, 2020.

☐

If you are appointing another person to attend in your place:

Make sure the proxyholder is clearly identified on your Form of Proxy or voting instruction form and that voting instructions are included on all matters presented to Shareholders.

You can return your Form of Proxy or voting instruction form by facsimile, by mail, by email or by hand, following the instructions above.

☐	If you are a Non-Registered Shareholder: Make sure you have completed and deposited the voting instruction form according to your Broker’s instructions.

If you have any questions or require assistance, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll free in North America), or at 416-867-2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.

11	Turquoise Hill Resources Ltd. 2019 Proxy Circular

BUSINESS OF MEETING

ELECTION OF DIRECTORS

The Corporation’s Restated Articles of Incorporation currently provide that the number of Directors will be a minimum of three and a maximum of 14. In determining the nominees for election, management has considered the advisability of having a majority of the Directors of the Board being “independent” under applicable securities laws, the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity together with effective dialogue and decision-making. With this in mind, management proposes seven nominees, four of which are “independent directors” (for more details see section “Board Composition”), for election as Directors at the Meeting.

Management nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their ages, all major offices and positions each now holds with the Corporation and any of its significant affiliates if applicable, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 18, 2020, and the number of Deferred Share Units (each a “DSU”, collectively “DSUs”) held by each as at March 18, 2020. All of management’s seven nominees for election are currently Directors. The term of office of each of the present Directors will expire at the close of the Meeting unless he or she is elected at the Meeting. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each director individually. Each Director is required to be elected annually by majority vote. See Section “Majority Voting Policy” below for further details.

Management recommends that Shareholders vote FOR each of the following nominees.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected. Shareholders are NOT permitted to vote for more than a total of seven director nominees. If more than seven director nominees are selected only the first seven voted FOR will be recorded.

12	Turquoise Hill Resources Ltd. 2019 Proxy Circular

 George R. Burns

 Vancouver, Canada

 President and Chief

 Executive Officer,

 Eldorado Gold(1)

 Age: 60

 Status: Independent

 Joined Board: January 2020

 Top 3 Areas of Expertise:

 Senior Management

 Mining Operations

 Health, Safety, Environment

 and Communities

Mr. Burns has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Most recently, Mr. Burns was appointed as Chief Executive Officer and President of Eldorado Gold Corporation in April 2017.

Prior to his role at Eldorado, Mr. Burns was Executive Vice President and Chief Operating Officer at Goldcorp Inc. from 2012 to 2017. Prior to that, he also held the Goldcorp positions of Senior Vice President, Mexican Operations and Senior Vice President, Canada and United States respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE(2)

	Regular	Ad hoc	Total

Board	—	—	—

Audit	—	—	—

Compensation and Benefits	—	—	—

Health, Safety, Environment and Communities	—	—	—

Independent Directors	—	—	—

Total Board & Committee Attendance		—

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY  OWNED, CONTROLLED OR DIRECTED

Total as at March 18, 2020

None

DEFERRED SHARE UNITS HELD

Total as at March 18, 2020	Value

None

13	Turquoise Hill Resources Ltd. 2019 Proxy Circular

 Alan Chirgwin

 Singapore, Singapore

 Vice-President, Sales and

 Marketing, Copper &

 Diamonds, Rio Tinto(1)

 Age: 53

 Status: Non-independent

 Joined Board: September

 2018

 Top 3 Areas of Expertise:

 Sales and Marketing

 Leading Growth

 Business Development

Alan Chirgwin has 30 years of international mining experience and is a seasoned mining executive with a proven track record in senior commercial roles with international responsibility. Most recently, Mr. Chirgwin was appointed as Vice President, Sales and Marketing for Copper and Diamonds for Rio Tinto in April 2017.

Prior to joining Rio Tinto, Mr. Chirgwin served as Vice President of Sales and Marketing for BHP’s iron ore business. This followed a series of leadership roles in Health, Safety and Environment, Operations, and Sales and Marketing across BHP’s product groups in Australia, the Netherlands and Singapore.

Mr. Chirgwin holds a Bachelor of Science degree in Chemistry and Biochemistry and has completed postgraduate studies in Environmental Law from James Cook University of North Queensland, Australia. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	5/7	9/11

Nominating and Corporate Governance Committee(3)	4/4	5/8	9/12

Total Board & Committee Attendance		78%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 18, 2020

None

DEFERRED SHARE UNITS HELD(4)

Total as at March 18, 2020

None

14	Turquoise Hill Resources Ltd. 2019 Proxy Circular

R. Peter Gillin Toronto (Ontario), Canada Corporate Director(1) Age: 71 Status: Independent Joined Board: May 2012 Top 3 Areas of Expertise: CEO Capital Markets Strategic Planning

Mr. Gillin served as Chief Executive Officer of several public mining companies in Canada and prior to that, was a career investment banker. As investment banker, he eventually served as Vice Chair of N.M. Rothschild & Sons Canada and became Acting Chief Executive Officer.

Mr. Gillin currently serves as lead director of Dundee Precious Metals Inc. and is a director of Wheaton Precious Metals Corp. and TD Mutual Funds Corporate Class Ltd.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts. He holds his ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE(5)

	Regular	Ad hoc	Total

Board – Chairman	4/4	7/7	11/11

Audit	2/2	1/1	3/3

Compensation and Benefits	2/2	1/1	3/3

Health, Safety, Environment and Communities	2/2	—	2/2

Independent Directors	—	2/2	2/2

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Wheaton Precious Metals Corp. (TSX; NYSE) (Compensation – Chair)	2004

Dundee Precious Metals Inc. (TSX) (Lead Director; Compensation – Chair)	2009

TD Mutual Funds Corporate Class Ltd. (Audit; Governance)	2010

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 18, 2020

30,000

Total as at March 13, 2019

30,000

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 18, 2020

389,788

Total as at March 13, 2019

232,558

15	Turquoise Hill Resources Ltd. 2019 Proxy Circular

 Stephen Jones

 Nundah, Australia

 Technical Director,

 Copper & Diamonds, Rio

 Tinto(1)

 Age: 44

 Status: Non-independent

 Joined Board: December

 2017

 Top 3 Areas of Expertise:

 Mining Operations

 Health, Safety,

 Environment

 and Communities

 Engineering

Stephen Jones is currently the Technical Director for the Copper & Diamonds product group in Rio Tinto. His team provides technical support to the operations and studies in areas that include resource development, surface mining, underground mining, processing, asset management and strategic production planning.

Before this appointment, Stephen led the technical operating model program at Rio Tinto, and previously spent four years working in Mongolia for Oyu Tolgoi LLC. During his time in Mongolia, his roles included Chief Operating Officer, Acting Chief Executive Officer and General Manager Operations.

Mr. Jones has 23 years of experience working for Rio Tinto in Copper & Diamonds, Growth & Innovation, Aluminium, Iron Ore, and Technology & Innovation in Australia, Canada, Mongolia and the United States.

Mr. Jones holds a Bachelor of Engineering (Hons) from the University of Queensland, Australia and a Graduate Diploma in Management from Deakin University, Australia. He is a member of the Australian Institute of Company Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Health, Safety, Environment and Communities - Chair	4/4	—	4/4

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 18, 2020

None

DEFERRED SHARE UNITS HELD(4)

Total as at March 18, 2020

None

16	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Ulf Quellmann

Montreal (Quebec), Canada

Chief Executive Officer,

Turquoise Hill Resources Ltd.(1)

Age: 54

Status: Non-independent

Joined Board: May 2017

Top 3 Areas of Expertise:

CEO

Capital Markets

Enterprise Risk Management

Ulf Quellmann was appointed Chief Executive Officer of Turquoise Hill on August 1, 2018. Previously, he was Vice President, Strategic Projects, Copper and Diamonds at Rio Tinto. Before this appointment, he was Chief Financial Officer, Copper and Diamonds at Rio Tinto from 2016 to 2018. Prior to this, he was Group Treasurer at Rio Tinto. Before joining Rio Tinto in 2008, Mr. Quellmann was with Alcan, based in Montreal, and with General Motors in both New York and London.

During his time at Alcan, Mr. Quellmann held a variety of senior finance positions of which the most recent role was that of Vice-President, Investor Relations. At General Motors, Mr. Quellmann spent several years at the Treasurer’s Office in New York. He also worked at Vauxhall Motors, General Motors’ United Kingdom subsidiary, for five years in various finance, marketing and general management roles.

Mr. Quellmann holds an MBA from the London Business School and is also a non-executive director on the board of Spectris plc, a public company listed on the London Stock Exchange.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Health, Safety, Environment and Communities	4/4	—	4/4

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Spectris plc (LSE)	2015

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 18, 2020

192,100

Total as at March 13, 2019

19,600

DEFERRED SHARE UNITS HELD(8)

Total as at March 18, 2020

None

17	Turquoise Hill Resources Ltd. 2019 Proxy Circular

 Russel C. Robertson

 Toronto (Ontario), Canada

 Corporate Director(1)

 Age: 72

 Status: Independent

 Joined Board: June 2012

 Top 3 Areas of Expertise:

 CFO

 Accounting Designation

 Banking/Capital Markets/

 M&A

From June 2013 to August 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he was responsible for overseeing the integration of Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson currently serves as director of Bausch Health Companies Inc. (formerly Valeant Pharmaceuticals International) and Hydro One Limited.

Mr. Robertson holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Audit – Chair	4/4	1/1	5/5

Compensation and Benefits	3/4	3/3	6/7

Nominating and Corporate Governance(3)	4/4	7/8	11/12

Independent Directors	—	2/2	2/2

Total Board & Committee Attendance		95%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Bausch Health Companies Inc (TSX; NYSE) (Audit)	2016

Hydro One Limited (TSX) (Audit)	2018

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED

Total as at March 18, 2020

None

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 18, 2020

482,358

Total as at March 13, 2019

249,418

18	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Maryse Saint-Laurent Calgary (Alberta), Canada Corporate Director(1) Age: 60 Status: Independent Joined Board: January 2017 Top 3 Areas of Expertise: Human Resources Capital Markets Governance

Ms. Saint-Laurent is an accomplished executive and corporate director with over 20 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy and electricity sectors. Ms. Saint-Laurent has led several M&A and financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years’ experience in human resources, compensation and benefits/pension management. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., a renewable power generation company, and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation, a power generation company with domestic and international operations.

Ms. Saint-Laurent is a member of the board of the Alberta Securities Commission, Guyana Goldfields Inc., North American Construction Group Ltd. and the Calgary Prostate Cancer Centre.

Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, a LL.B., BA and Certification in Human Resources from the University of Alberta as well as her ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2019 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Audit	4/4	1/1	5/5

Compensation and Benefits – Chair	4/4	3/3	7/7

Nominating and Corporate Governance – Chair(3)	4/4	8/8	12/12

Independent Directors	—	2/2	2/2

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Guyana Goldfields Inc. (TSX) (Human Resources and Compensation)	2019

North American Construction Group Ltd.	2019

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED

Total as at March 18, 2020

20,800

Total as at March 13, 2019

20,800

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 18, 2020

124,480

Total as at March 13, 2019

61,590

19	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Notes :

1.	The biographical information is not within the knowledge of management of the Corporation and has been furnished by the nominee.
2.

Mr. Burns was appointed as Director on January 21, 2020 and as member of the Audit Committee, the Compensation and Benefits Committee and the Health, Safety, Environment and Communities Committee on March 18, 2020. As such, Mr. Burns did not attend any meetings in 2019.

3.	The meetings of the Nominating and Corporate Governance Committee include ad hoc meetings held for the recruitment of a new Director.
4.

In accordance with Rio Tinto Policy, Directors employed by Rio Tinto are not eligible to DSU grants and any compensation that they would receive from the Corporation is paid directly to Rio Tinto. As such, the Director Shareholding Guidelines only applies to independent Directors.

5.

Mr. Gillin was a member of the Audit Committee, the Compensation and Benefits Committee and the Heath, Safety, Environment and Communities Committee from July 31, 2019 to March 18, 2020. The number of meetings of these committees has been adjusted to reflect Mr. Gillin’s attendance since he became a member of each committee.

6.

The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013 and was subsequently amended on November 12, 2019. For additional details relating to the DSU Plan, see Section – “Annual Retainers, Attendance Fees and Other Remuneration”.

7.	Under the terms of the DSU Plan, any DSUs held by a Director are redeemed for cash as of the date such person ceases to be a Director.
8.	As an Executive Director, Mr. Quellmann is not eligible to DSU grants under the DSU Plan.

Shareholder Proposal from Pentwater Capital Management LP

The Corporation received a shareholder proposal from Pentwater Capital Management LP proposing that Matthew Halbower stand for nomination as a director alongside management’s nominees. For more information see Schedule “B”.

Management and the Board of Directors recommend that Shareholders WITHHOLD vote with respect to Shareholder Proposal 2 – To elect Matthew Halbower as a Director.

Unless contrary instructions are indicated on the Form of Proxy or the voting information form, the persons designated in the accompanying Form of Proxy or voting information form intend to WITHHOLD vote with respect to Shareholder Proposal 2 – To elect Matthew Halbower as a director. Shareholders are NOT permitted to vote for more than a total of seven director nominees. If more than seven director nominees are selected only the first seven voted FOR will be recorded.

20	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Skills matrix

The Nominating and Corporate Governance Committee uses a skills matrix to identify and track the key skills and areas of strength that the Board believes are important for overseeing Turquoise Hill’s business, management and future growth. The Committee reviews the skills matrix at least once a year to assess whether the size and composition of the Board are appropriate for the Corporation’s needs. The skills matrix is also used to develop a list of potential candidates for nomination to the Board of Directors. The following table identifies the skills and competencies of each nominee in the various areas of experience:

Governance
Board Experience	6	✓		✓	✓	✓	✓	✓
Committee Experience	7	✓	✓	✓	✓	✓	✓	✓
Chair Experience	4		✓	✓		✓		✓
Leadership
CEO	5	✓		✓	✓	✓	✓
COO	2	✓			✓
CFO	2					✓	✓
Senior Management / Partner	7	✓	✓	✓	✓	✓	✓	✓
Relevant Industry Knowledge/Experience
Exploration	4	✓		✓	✓	✓
Mining Operations	7	✓	✓	✓	✓	✓	✓	✓
Power	3	✓			✓			✓
Other Resources	4	✓			✓		✓	✓
Financial Acumen
Financial Literacy	7	✓	✓	✓	✓	✓	✓	✓
Accounting Designation	1					✓
Banking / Capital Markets / M&A	6	✓	✓	✓		✓	✓	✓
Operations/Management
Business Development	7	✓	✓	✓	✓	✓	✓	✓
Engineering	2	✓			✓
Human Resources / Compensation	6	✓	✓	✓	✓	✓		✓
International	7	✓	✓	✓	✓	✓	✓	✓
Information Systems / Technology	3	✓		✓		✓
Sales & Marketing	3	✓	✓				✓
Strategic Planning / Leading Growth	7	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management	7	✓	✓	✓	✓	✓	✓	✓
Legal/Government/Environment
Corporate Law	3		✓			✓		✓
Securities Law / Regulations	3			✓		✓		✓
Government Policy / Relations	4	✓	✓		✓			✓
Health, Safety, Environment & Communities	6	✓	✓	✓	✓	✓	✓
Corporate Social Responsibility/Sustainable Practices	7	✓	✓	✓	✓	✓	✓	✓
Other
Diversity	1							✓

21	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Previous year’s voting results

	2019

	Votes For	% For	Votes Withheld	% Withheld
Alan Chirgwin	1,501,650,035	86.3%	237,748,967	13.7%
R. Peter Gillin	1,334,830,534	76.7%	404,568,468	23.3%
James W. Gill(1)	1,348,945,867	77.6%	390,453,135	22.4%
Stephen Jones	1,553,763,247	89.3%	185,635,755	10.7%
Ulf Quellmann	1,706,694,031	98.1%	32,704,971	1.9%
Russel C. Robertson	1,301,917,253	74.9%	437,481,749	25.1%
Maryse Saint-Laurent	1,298,586,450	74.7%	440,812,552	25.3%

	Votes For	% For	Votes Against	% Against

“Say on Pay” advisory vote	1,703,733,519	98.0%	35,665,482	2.0%

Note:

(1)	Dr. Gill resigned from the Corporation effective July 9, 2019.

Additional disclosure relating to directors

To the knowledge of the Corporation, no proposed Director is, or has been within the last ten years, a director or executive officer of an issuer that, while that individual was acting in such capacity or after that individual ceased to be a director or executive officer, but as a result of an event that occurred while that individual was acting as a director or executive officer of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days or while that individual was acting in such capacity or within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Majority voting policy

Pursuant to Turquoise Hill’s majority voting policy, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to tender his or her resignation to the Board promptly following the meeting of Shareholders at which the Director is elected. The Board will accept such resignation, except in exceptional circumstances, and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The resignation will be effective when accepted by the Board. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Term of office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders or, if no Director is then elected, until a successor is elected.

Tenure

Collectively, the seven nominees for election as Directors have 24 years of experience on the Board and individually, the years of service go up to eight years.

22	Turquoise Hill Resources Ltd. 2019 Proxy Circular

The Corporation’s Board Mandate requires that Directors offer their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.

The Board of Directors has adopted a written policy regarding diversity on the Board of Directors and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. The Corporation believes that by bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading mining company. For the purposes of Board composition and composition of the team of Executive Officers, diversity includes, but is not limited to, characteristics such as gender, age, and disability, as well as the inclusion of Indigenous peoples and members of visible minorities. In particular, Turquoise Hill recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions. See Schedule “C” – “Statement of Corporate Governance Practices” for more details regarding the Diversity Policy.

The Board is committed to ensuring that gender diversity is actively pursued and seeks to ensure that at least one woman is represented on the Board at all times, giving due consideration to all other above-mentioned factors. The Diversity Policy sets out the Corporation’s target of having not less than 30% of women Directors on the Board by 2024 in line with the Corporation’s term of office as established in its Board Mandate, and vacancies as may occur from time to time. The table below shows the number of women currently on the Board and on the management team:

As at March 18, 2020
Female directors (as a percentage of total directors)	1 of 7	14%
Female directors (as a percentage of independent directors)	1 of 4	25%
Female named executive officers	1 of 3	33%

Turquoise Hill’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct. For more details, see Section “Code of Business Conduct”.

Over-boarding policy

As part of the Board Mandate, the Corporation has adopted an over-boarding policy which includes the application of the following guidelines when considering candidates to become Directors: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two public corporation directorships (including the Corporation’s Board), and (b) for other candidates, individuals should hold not more than a total of five public corporation directorships (including the Corporation’s Board). The Corporation believes that this policy underscores the importance for each candidate to make the commitment of time necessary to be a Director.

In addition to the over-boarding policy, the charter of the Audit Committee provides, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

23	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Interlocking directorships

There are no interlocking directorships that exist among management’s seven Director nominees as of March 18, 2020.

Succession planning for the Board of Directors

The Nominating and Corporate Governance Committee maintains an evergreen list of potential candidates to serve on the Board of Directors. In establishing this evergreen list of potential candidates, the Board of Directors and the Nominating and Corporate Governance Committee consider individuals that possess the skills and knowledge required to make a meaningful contribution to the Board, which has oversight of the development of the succession planning process. Considering the Corporation’s objective of achieving a target of not less than 30% of women on the Board by 2024, it will include women in the short list of candidates being considered for a Board position, recognizing that maintaining and advancing diversity on Turquoise Hill’s Board will assist in upholding its status as a leading mining company.

Succession planning for senior management

The Board of Directors has oversight of the development of succession plans for the Chief Executive Officer of the Corporation and the senior management team. The succession plan for the Chief Executive Officer is managed by the Nominating and Corporate Governance Committee while succession plans for senior management are managed by the Chief Executive Officer in coordination with the Board. These plans include potential candidates for interim roles, near-term potential candidates and long-term potential candidates.

Each year, the Board of Directors considers the strength of the succession plan for the Chief Executive Officer and the senior management team in light of the Corporation’s short and long-term business objectives. In establishing a list of suitable candidates to be considered for senior roles, the Board of Directors ensures that diverse candidates are included for consideration with other candidates, along with candidates from Rio Tinto, a leading global mining group with access to a significant pool of talent.

Summary of Board and Committee meetings held

The following table summarizes the meetings of the Board of Directors and its various committees held during the year ended December 31, 2019:

Board/Committee	Total number of meetings	Average attendance by Directors and Committee members
Board of Directors	11	97%
Compensation and Benefits Committee	7	95%
Audit Committee	5	100%
Nominating and Corporate Governance Committee	12	89%(1)
Health, Safety, Environment and Communities Committee	4	100%
Independent Directors	2	100%

Note:

(1)	The meetings of the Nominating and Corporate Governance Committee include ad hoc meetings held for the recruitment of a new Director.

In addition to the number of meetings above, five resolutions in writing were passed by the Board of Directors in 2019. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

24	Turquoise Hill Resources Ltd. 2019 Proxy Circular

In addition to Board of Directors and committee meetings, the independent Directors held two ad hoc meetings during the year ended December 31, 2019. These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings. The purpose of these meetings included the following:

•	Raise and review substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discuss any matters of concern raised by any committee or Director that requires independent consideration;

•	Address issues raised but not resolved at meetings of the Board and assess any follow-up needed;

•	Discuss and consider matters that impact the interests of the minority Shareholders and other stakeholders; and

•	Evaluate existing Board processes and ways to enhance transparency and the effectiveness of corporate governance practices.

Orientation and continuing education for Directors

New Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, as well as compliance and corporate governance matters. There is also an opportunity to discuss with the Chair of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages and Directors have attended other appropriate continuing education activities, including seminars, conferences, and industry forums. In particular, certain Directors have participated in the external and internal activities outlined in the table below during fiscal 2019:

Date	Topic	Prepared/Hosted by

December	Governance in an Evolving Landscape	Watson Consultant

February	US Public Company Climate Change Disclosures: Where do we stand	Mayer Brown

March	Regulatory and Market Developments	Independent Review Committee (TD Asset Management)

March	How to Navigate International Arbitration in the Americas and Europe	Mayer Brown

March	Diversity – Gender Diversity and Targets	Turquoise Hill General Counsel

April	Board Shareholder Engagement	Institute of Corporate Directors

April	High Performance Boards – Challenges for the Next Generation	Institute of Corporate Directors

May	Cross Border Disputes: Adopting a Global Strategy	Mayer Brown

May	Corporate Governance	Institute of Corporate Directors

May	Shareholder Engagement – Activism and Controlled Companies	Turquoise Hill General Counsel

25	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Date	Topic	Prepared/Hosted by

June	ICD National Conference – Board – Stakeholder Engagement in the Era of Activist Agenda	Institute of Corporate Directors

June	Governance issues; interaction with the IR team; and the value IR can bring to the Board	CIRI/Panelist

June	Executive Compensation Trends: Key learnings from the 2019 Proxy Season	Institute of Corporate Directors

July	Risk Management and Compliance	Turquoise Hill General Counsel

August	Company Directors Course	Australian Institute of Corporate Directors

October	Indigenous Cultural Training	Indigenous Leadership Development Centre

November	ESG – Disclosure and Climate Change	Turquoise Hill General Counsel

November	Trends in Corporate Reporting – the Future!	Deloitte LLP Canada

November	Climate Change and Corporate Governance – A briefing for Board of Directors	Institute of Corporate Directors and Chartered Professional Accountants

December	Recent SEC Actions Relating to Proxy Advisory Firms and Shareholder Proposals	Mayer Brown

December	Corporate Governance Insights	Davies Ward Phillips & Vineberg SENCRL srl

December	The Changing Face of Governance in New and Evolving Industries	Institute of Corporate Directors

Board members have full access to the Corporation’s records. The Corporation’s General Counsel also provides regular updates to the Directors on corporate governance best practices, regulatory changes and other relevant developments. Directors also receive quarterly updates on the underground development of the Oyu Tolgoi mine (“Oyu Tolgoi”) provided by the Oyu Tolgoi Project Lead, in addition to periodically visiting Oyu Tolgoi to view the operations, the underground development and certain community projects and to meet with key stakeholders in order to maintain an understanding of local needs and expectations. The Board also holds an annual strategy session and receives regular operations and development updates from the Chief Executive Officer.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as Directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

Board and director performance assessment

On an annual basis, the Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness of the Board as a whole and the effectiveness of its committees, the Board Chair, the Committee Chairs and individual Directors. The Nominating and Corporate Governance Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating and Corporate Governance Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussions around such reviews are held in camera.

26	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

Identification and resolution of potential conflicts of interests

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to further the best interests of the Corporation as a whole, including its Shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling Shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, decisions or agreements entered into between Rio Tinto and the Corporation are made solely by the independent Directors.

The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling Shareholder or matters raised by other Shareholders and requiring the attention of the independent Directors. In addition to in camera sessions, the independent Directors also hold ad hoc meetings. See above Section” Summary of Board and Committee meetings held”.

Committees of the Board

The Board’s oversight responsibilities are significantly carried out through the four standing committees, which report to the Board on their activities on a regular basis.

The committee charters set out the roles and responsibilities of each committee along with the composition requirements and procedures for the committee meetings. All charters include a duty for the committee Chair to report to the Board of Directors on the activities of the committee so that the full Board is aware of the activities of all committees.

These charters can be found on our website at www.turquoisehill.com/company/corporate-governance.

The committee charters authorize each committee, in its sole discretion, to hire external consultants to assist the committee in discharging its duties, at the expense of Turquoise Hill. The only requirement is to advise the Chair of the Board that the external consultant has been hired.

Each committee reviews its charter at least once a year, with the Nominating and Corporate Governance Committee reviewing all committee charters on an annual basis. Any change to a committee charter is recommended to the Board for approval.

27	Turquoise Hill Resources Ltd. 2019 Proxy Circular

The following table sets out committee membership as of March 18, 2020:

Committee	Members

Audit Committee	Russel C. Robertson (Chair), George R. Burns and Maryse Saint-Laurent

Compensation and Benefits Committee	Maryse Saint-Laurent (Chair), George R. Burns and Russel C. Robertson
Health, Safety, Environment and Communities Committee	Stephen Jones (Chair), George R. Burns and Ulf Quellmann
Nominating and Corporate Governance Committee	Maryse Saint-Laurent (Chair), Alan Chirgwin and Russel C. Robertson

Committee composition is adjusted according to the needs of each committee and new appointments to the Board. The Nominating and Corporate Governance Committee reviews committee membership and chairs at least on an annual basis and recommends approval of membership and chairs to the Board.

More information on the Board Committees can be found in the Section “Board Committees” of this Circular.

28	Turquoise Hill Resources Ltd. 2019 Proxy Circular

APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint KPMG LLP (“KPMG”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix its remuneration and the terms of its engagement. The appointment of KPMG must be approved by ordinary resolution at the Meeting.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, B.C. (“PwC”) was appointed as auditors of the Corporation on April 2, 2012. In respect of fiscal 2020, PwC has notified the Corporation of its intention to resign as the auditor of Turquoise Hill effective as of the day immediately following the date of PwC’s report in respect of its audit of the Corporation’s consolidated financial statements for the year ended December 31, 2019. This has been approved by the Corporation’s Board of Directors on February 25, 2020.

The Corporation has appointed KPMG as PwC’s successor auditors. In keeping with our commitment to best practices in corporate governance, this appointment follows a comprehensive selection process overseen by the Corporation’s Audit Committee. As a result of such process, after due consideration of relevant factors, the Audit Committee recommended to the Board of Directors the appointment of KPMG as auditor in respect of fiscal 2020.

In accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), a copy of the Corporation’s “reporting package”, as defined in section 4.11 of NI 51-102, is annexed as Schedule “D” hereto. The reporting package includes a change of auditors notice as well as letters from PwC and KPMG indicating their agreement with the information contained in the Notice. There were no reportable events within the meaning of NI 51-102.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the appointment of KPMG, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

Fees for audit and other services

The aggregate fees billed by PwC and its affiliates in fiscal 2019 and fiscal 2018 are detailed below (rounded). Amounts presented in each year may be impacted by timing of billing.

	2019		2018
Audit Fees (a)	C$	2,003,000	C$	2,282,000
Audit Related Fees	C$	Nil	C$	Nil
Tax Fees	C$	5,000	C$	10,000
Other Fees	C$	Nil	C$	4,000(1)
Total	C$	2,008,000	C$	2,296,000

Notes:

(1)	Fees for attending PwC tax training seminar and fees for access to a PwC salary survey

(a)	Fees for audit services billed relating to fiscal 2019 and 2018 consist of:

•	Audit of the Corporation’s annual consolidated financial statements;

•	Audit of the Corporation’s subsidiaries in Mongolia, Singapore and The Netherlands;

•	Reviews of the Corporation’s interim financial statements; and

•	Translation services.

29	Turquoise Hill Resources Ltd. 2019 Proxy Circular

In addition, in 2018 and 2019, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal control on financial reporting.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, which pre-approval was modified to services above $250,000 by a resolution of the Board of Directors in March 2013. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor requiring pre-approval relating to the fees reported as audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

30	Turquoise Hill Resources Ltd. 2019 Proxy Circular

SHARE CONSOLIDATION

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, adopt the special resolution set forth in Schedule “A” to this Circular (“Share Consolidation Resolution”) authorizing the Board of Directors to implement the consolidation of the Corporation’s issued and outstanding Common Shares into a lesser number of Common Shares, often referred to as a reverse stock split (the “Share Consolidation”) within the terms and conditions of the authority granted by the Share Consolidation Resolution. The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. For further details on the background and effects of the Share Consolidation, see Section “Special Business – Share Consolidation”.

The Corporation has also sought the written consent of Rio Tinto plc, for the Share Consolidation which is required under the terms of the Financing Support Agreement, dated December 15, 2015, entered into between the Corporation and Rio Tinto plc in connection with the project finance facility that was put in place to finance the development of Oyu Tolgoi, and is awaiting a formal response.

For the reasons indicated in Sub-section “Background and reasons for the Share Consolidation” of this Circular, the Board of Directors and the Corporation’s management believe that the share consolidation is in the best interest of the Corporation and its Shareholders.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the Share Consolidation Resolution.

31	Turquoise Hill Resources Ltd. 2019 Proxy Circular

SHAREHOLDER PROPOSALS

Shareholder Proposals submitted for consideration of the Corporation’s Shareholders are attached as Schedule “B”.

Management and the Board of Directors recommend that Shareholders vote AGAINST Shareholder Proposal 1 – Board mandate to amend articles; and WITHHOLD vote with respect to Shareholder Proposal 2 – To elect Matthew Halbower as a Director.

Unless contrary instructions are indicated on the Form of Proxy or the voting information form, the persons designated in the accompanying Form of Proxy or voting information form intend to vote AGAINST Shareholder Proposals 1 – Board mandate to amend articles and WITHHOLD vote with respect to Shareholder Proposal 2 – To elect Matthew Halbower as a director. Shareholders are NOT permitted to vote for more than a total of seven director nominees. If more than seven director nominees are selected only the first seven voted FOR will be recorded.

The final date by which the Corporation must receive a proposal for any matter that a Shareholder proposes to raise at the Annual Meeting of Shareholders of the Corporation to be held in 2021 is January 12, 2021.

32	Turquoise Hill Resources Ltd. 2019 Proxy Circular

ADOPTION OF A SAY ON PAY RESOLUTION

An advisory “say on pay” resolution (reproduced below) is submitted for adoption by the Shareholders. As this is an advisory vote, the results will not be binding upon the Corporation. If a significant number of Shareholders vote against the say on pay resolution, the Board will consult with Shareholders with respect to the Corporation’s compensation plans so that Directors clearly understand their concerns. The Board will then review the Corporation’s approach to compensation in light of these concerns. At the 2019 annual meeting of Shareholders, 98% of Shareholders voted for the Corporation’s approach to executive compensation.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED THAT:

on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2020 annual meeting of shareholders”.

Unless contrary instructions are indicated on the Form of Proxy or the voting information form, the persons designated in the accompanying Form of Proxy or voting information form intend to vote FOR this advisory “say on pay” resolution.

33	Turquoise Hill Resources Ltd. 2019 Proxy Circular

March 18, 2020

Dear Shareholders,

On behalf of the Compensation and Benefits Committee of Turquoise Hill, I welcome this opportunity to share our approach to executive compensation for 2019, and to respond to feedback we received from our Shareholders.

In 2019, we achieved some important milestones by linking our top executives compensation directly with Turquoise Hill results, achieving significant financial and operational goals, and enhancing Shareholder engagement.

Alignment of executives with Shareholders

In 2019, we took steps to ensure our senior leadership team is closely aligned with Turquoise Hill Shareholders through the following actions:

•  Transitioning the Turquoise Hill team to one centralized location to maintain an effective and efficient team operating from Montreal, Québec, Canada

•  Modifying employment arrangements with our CFO and engaging our COO so they have direct employment arrangements with the Corporation

•  Increasing staff dedicated solely to supporting Turquoise Hill by recruiting a new Head of Investor Relations & Media, a Senior Manager of Business Strategy & Analysis, strengthening the legal team and more recently strengthening our operational team by engaging a Principal Mining Analyst and a Director, Resources & Exploration to support our COO.

Our top leadership team now receives all of their long-term incentive compensation in Turquoise Hill shares which directly aligns their compensation with the success and strategic direction of Turquoise Hill and with the interests of our Shareholders.

Achieved significant financial and operational goals

Although shareholder returns for 2019 were not what we had hoped and the delay and cost overruns announced mid-year with respect to the underground were disappointing to Management and the Board, the Corporation did achieve significant financial and operational milestones that demonstrate sustainable progress toward our long-term production goals, including the following:

•  Copper production meeting original guidance and gold production exceeding original guidance ranges;

•  Strong safety performance at Oyu Tolgoi with an All Injury Frequency Rate (“AIFR”) of 0.16;

•  Continued engagement with the Government of Mongolia;

•  An increase in mill throughput of 5% over 2018; and

•  Productivity improvements due to the completion of Shaft 2 at Oyu Tolgoi.

Mr. Quellmann’s leadership was instrumental to these achievements and in recognition of his efforts and commitment to advancing the strategic objectives of the Corporation through a challenging year, the Compensation and Benefits Committee awarded our CEO 95% of his target annual incentive award.

34	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Increased shareholder engagement

We greatly value the views of our Shareholders and actively consider Shareholder interests in our compensation and governance actions and decisions. Our Shareholders continue to demonstrate strong support for our executive compensation program, with 98% of votes cast in favour of our say-on-pay vote in 2019.

We believe that the compensation outcomes disclosed in this Circular are aligned with the strategic direction of Turquoise Hill and support long term shareholder value creation. We encourage you to cast your say-on-pay vote in favour of our pay program, and we note that members of the Compensation and Benefits Committee and Board of Directors will be available at the annual meeting to answer your questions.

Maryse Saint-Laurent
Chair of the Compensation and Benefits Committee

35	Turquoise Hill Resources Ltd. 2019 Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the statement of executive compensation in respect of fiscal 2019 is provided in respect of the following individuals (collectively the “Named Executive Officers” or “NEOs”):

•	Mr. Ulf Quellmann, CEO;

•	Mr. Luke Colton, CFO;

•	Ms. Jo-Anne Dudley, COO (effective June 3, 2019); and

•	Mr. Brendan Lane, the former Vice-President, Operations and Development (retired from the Corporation effective June 3, 2019).

Messrs. Quellmann and Colton and Ms. Dudley are employed under direct employment agreements with the Corporation or with a wholly-owned subsidiary of the Corporation.

COMPENSATION PHILOSOPHY AND GOALS

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide competitive, transparent and balanced compensation in relation to the role being performed.

The Corporation’s compensation policies and practices are designed to reflect the following considerations:

•

A significant portion of each executive’s compensation is performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	The measures include broad corporate financial metrics as well as individual and/or corporate non-financial metrics key to managing risk;

•	The payment of performance-based compensation is aligned with the period of time over which results are achieved and the related risks are assumed;

•	If performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target;

•	Performance-based compensation is paid only if the Corporation actually meets or exceeds the measurable performance targets;

•

Variable compensation includes caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance; and

•

In cases where the performance metrics used indicate a substantial payout, the Board assesses the extent to which the performance may have been favourably affected by factors outside of management’s control and, in such instances, considers whether any adjustments to award levels are warranted.

As part of Turquoise Hill’s commitment to governance best practices, the Corporation holds an annual “say on pay” advisory vote that allows Shareholders to indicate whether they are in agreement with Turquoise Hill’s executive compensation practices and policies. At last year’s annual meeting, Shareholders voted 98% in favour of our approach to executive compensation. As part of our commitment to shareholder engagement, as set forth in our Shareholder Engagement Policy, it is important for us to receive direct feedback from our Shareholders and have a dialogue about compensation decisions. Part of the changes made in 2018 in our compensation and employment structure for the CEO were a result of engagement with certain of our Shareholders. Now that the Corporation’s CFO and COO are employed by the Corporation, similar features have been reflected in their compensation and employment arrangements as well. For more information on how the Board of Directors engages with Shareholders, see below at Section “Board of Directors”.

36	Turquoise Hill Resources Ltd. 2019 Proxy Circular

COMPENSATION AND BENEFITS COMMITTEE

Composition and Role

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is composed of Ms. Saint-Laurent (Chair), Mr. Burns and Mr. Robertson, all of whom are independent Directors. Further, all Compensation and Benefits Committee members have direct experience and skills in executive compensation that enables the Committee to make decisions on the suitability of compensation policies and practices:

•

Ms. Saint-Laurent was elected Chair of the Compensation and Benefits Committee in May 2017 and possesses over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives. She has also served on the pension administration committees of large public companies which provided oversight to the management of large investment portfolios. She currently serves as Chair of two other compensation committees and as a member of another.

•

Mr. Burns has over 18 years of executive level experience in public mining companies with direct experience in human resources management including the past 3 years as the President and Chief Executive Officer with direct involvement with the compensation committee of Eldorado Gold.

•

Mr. Robertson has over 15 years of experience in the areas of compensation and human resources. He has held various senior executive positions with two large accounting firms and with a major public company where he was responsible for determining compensation and oversight of performance evaluations.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors. The Compensation and Benefits Committee’s responsibilities include the following:

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and Directors;

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Reviewing senior management’s annual performance assessment and compensation level based on the recommendation of the CEO;

•	Reviewing annually senior management’s succession plans with the recommendation of the CEO;

•

Administering and making recommendations to the Board with respect to the Corporation’s compensation policies, incentive compensation plans and equity-based plans, including setting performance targets so that incentive compensation aligns with the Corporation’s performance and the interests of all Shareholders;

•

Reviewing the recipients of, and the nature and size of equity-linked awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange rules and other regulatory requirements;

•	Reporting as may be required under applicable securities law, stock exchange rules, and any other regulatory requirements;

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect;

•	Determining fees payable to members of any ad hoc committee established by the Board; and

37	Turquoise Hill Resources Ltd. 2019 Proxy Circular

•	Overseeing the selection of a benchmark group for the purposes of comparing compensation or any element of compensation and reviewing disclosure in this respect.

The Compensation and Benefits Committee meets as often as necessary, but not less frequently than four times per year, to address compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board.

When hiring Turquoise Hill’s CEO, the Compensation and Benefits Committee, with the advice of its independent external compensation consultant, established his base salary, sign-on bonus, short-term and long-term incentive award opportunities (solely cash-based or Turquoise Hill equity-based) and employee benefits, which are set out in an employment agreement.

The role and responsibility of the Compensation and Benefits Committee in establishing the 2019 compensation for the NEOs when transitioning from their position as secondees of Rio Tinto to employees of the Corporation has been similar. At the recommendation of the CEO and the Compensation and Benefits Committee, the Board has approved the base salary, short-term and long-term incentive award opportunities and employee benefits for both the Corporation’s CFO and COO.

The Corporation’s Performance Share Unit Plan (“PSU Plan”) and Restricted Share Unit Plans (“RSU Plan”) (together the “Plans”) and the Executive Shareholding Guidelines provide a critical equity driven, performance based long-term incentive element to senior executives’ compensation packages by linking compensation to the performance of the Corporation. The Board, on the recommendation of the Compensation and Benefits Committee, determines and designates the PSU Plan and RSU Plan participants. In addition, all NEOs are subject to share ownership requirements, as set forth under the Corporation’s Executive Share Ownership Guidelines.

Management of compensation risk in 2019

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess the risks associated with the Corporation’s compensation policies and practices. This is done to ensure that the executive compensation policies and practices do not encourage the executives to take inappropriate risks that are reasonably likely to have an adverse effect on Turquoise Hill’s business and strategy. The Board and the Compensation and Benefits Committee have developed certain practices which help them identify, mitigate and manage compensation-related risks.

In fiscal 2019, there were no risks identified by the Board or the Compensation and Benefits Committee in Turquoise Hill’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

What we do:

✓	We pay for performance. Awards under the PSU Plan are paid out only if the applicable performance conditions are met.

✓	Awards under the RSU Plan align NEO’s interest with those of Shareholders by providing a direct link to growth in shareholder value.

✓	Total compensation is a balanced mix of base salary and short- and long-term incentives.

✓	Compensation decisions are not based on fixed formulas but are subject to the Board and Compensation and Benefits Committee’s exercise of discretion as appropriate.

✓	We cap payouts under both short-term incentives and PSUs.

✓	The Compensation and Benefits Committee uses the services of an independent external compensation advisor, as appropriate.

✓

We ensure long-term alignment of interests of our NEOs and Directors with those of our Shareholders through our shareholding guidelines and require holding periods for awards earned following a NEOs’ departure.

✓

We maintain a clawback policy enabling the Corporation to recoup or claw back vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid where such incentive compensation was based on achieving financial results that were later restated by the Corporation and the participant committed misconduct (the “Clawback Policy”).

38	Turquoise Hill Resources Ltd. 2019 Proxy Circular

✓	We hold an annual “say on pay” advisory vote.

What we don’t do:

We do not guarantee incentive compensation.

We do not permit executives or Directors to purchase financial instruments to hedge equity securities granted as compensation or held, directly or indirectly, by the executive or the Director.

Outside consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining any such advisor, following discussion with the Board, the Compensation and Benefits Committee considers the independence of such advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchange rules or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

The Compensation and Benefits Committee originally retained Mercer in 2008 to examine and make a recommendation for long-term incentive awards for the CEO and CFO positions and to establish an expanded peer comparator group for setting executive pay. In 2019, the Compensation and Benefits Committee conducted a Request for Proposal with compensation advisory firms in order to assess the expertise, the quality of services offered and the competitive pricing for the level of services provided. Following this review, the Corporation again retained Mercer to assist in reviewing this Circular, assisting with drafting amendments to our RSU and PSU plans and reviewing Executive Share Ownership Guidelines.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2019 and 2018.

	2019		2018
Executive Compensation-Related Fees(1)	C$	55,515	C$	52,661
All Other Fees	C$	Nil	C$	Nil
Total	C$	55,515	C$	52,661

Notes:

(1)

Includes all fees received for services related to determining compensation for Directors and NEOs of the Corporation, including services relating to the review of the Corporation’s management information circular, benchmarking the CEO compensation and reviewing metrics under the PSU Plan.

BENCHMARKING PRACTICES

In establishing total direct compensation (salary, short- and long-term incentives) for the CEO, the Compensation and Benefits Committee asked Mercer to review market compensation levels. In fiscal 2018, Mercer analyzed compensation levels at companies in the following three categories:

•	A compensation peer group of 11 companies in the mining and mineral exploration and development industry;

•	A performance peer group of 13 companies in the copper, diversified metals and mining and gold industries; and

•	A group of three publicly traded mining companies with a majority shareholder.

39	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Mercer considered compensation information from these groups to tailor a customized market analysis recognizing that Turquoise Hill has several unique features that make use of multiple peer groups necessary. The Corporation’s executives typically come from the mining/resource extraction sector and have international experience. Therefore, global mining industry companies are appropriate comparators. However, Turquoise Hill is smaller than many of the global mining companies with which it competes for executive talent and has a unique management structure with several executives having previously been seconded from Rio Tinto. Given this structure, an analysis of majority-owned public mining companies is also appropriate. By most measures, Turquoise Hill is larger than public mining companies with a majority shareholder although they provide the closest guidance on pay practices. Mercer’s analysis of these three peer groups resulted in a range of total direct compensation levels that was used to set CEO pay for 2018. Mercer did not benchmark the compensation of our CEO and other named executive officers in fiscal 2019 but is expected to benchmark compensation in 2020.

Compensation peer group

Turquoise Hill’s compensation peer group in 2019 consists of the following 10 companies(1) in the mining and mineral exploration and development industry with significant projects, development activities and operations in complex, international locations (all values in C$ million):

Company Name	Revenue (2)	Market Cap.(3)	Enterprise Value (3)	Total Assets (4)	Head Office
Fortrescue Metals Group Limited	$13,223	$29,348	$32,008	$25,579	Australia
First Quantum Minerals Limited	$5,091	$8,975	$22,113	$31,760	Canada
Anglogold Ashanti Limited	$4,998	$11,755	$14,198	$8,971	South Africa
Newcrest Mining Limited	$4,965	$20,698	$21,282	$15,374	Australia
Kinross Gold Corporation	$4,362	$7,679	$9,624	$10,967	Canada
Gold Fields Limited	$3,457	$7,110	$9,542	$8,463	South Africa
Agnico Eagle Mines Limited	$3,025	$19,132	$21,034	$10,789	Canada
Yamana Gold Inc.	$2,271	$4,859	$6,253	$9,210	Canada
Cameco Corporation	$1,820	$4,568	$4,712	$7,517	Canada
Eldorado Gold Corporation	$688	$1,644	$2,211	$5,842	Canada

75th percentile	$4,990	$17,288	$21,220	$14,272

50th percentile	$3,910	$8,327	$11,911	$10,000

25th percentile	$2,460	$5,422	$7,075	$8,590

Average	$4,390	$11,577	$14,298	$13,447

Turquoise Hill Resources Ltd.	$1,713	$1,901	$3,794	$16,608	Canada

Percentile ranking	10%	1%	7%	79%

        Notes:

(1)

As of January 1, 2019, Randgold Resources Limited operates as a subsidiary of Barrick Gold Corporation. As a result, Randgold Resources Limited has been removed from Turquoise Hill’s compensation peer group.

(2)

Revenue reflects the last 12 months reported as of September 30, 2019 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ and converted to Canadian dollars as per the Bank of Canada annual average daily rate on December 31, 2019 (US$1.00/C$1.33).

(3)

Market capitalization and enterprise value as of December 31, 2019 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2019, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2019 (US$1.00/C$1.30).

(4)

Assets disclosed are as most recently reported for each company (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2019, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2019 (US$1.00/C$1.30).

40	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Performance peer group

Turquoise Hill’s performance peer comparator group in 2019 consists of 13 companies that are predominantly copper producers with an international focus and a median market capitalization comparable to that of the Corporation and at least three years of trading history (the “PSU Peer Comparator Group”).

The performance criteria for PSU grants made to the NEOs under the PSU Plan are based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group.

The following table sets out Turquoise Hill’s PSU Peer Comparator Group (all values in C$ millions):

Company Name Diversified Metals and Mining	Revenue (1)	Market Cap. (2)	Enterprise Value (2)	Total Assets(3)	Head Office
Freeport-McMoRan Copper & Gold Inc.	$18,809	$24,724	$45,409	$53,177	United States
Teck Resources Limited	$12,526	$12,480	$17,509	$41,817	Canada
Southern Copper Corp.	$9,455	$42,652	$50,593	$21,423	United States
KGHM Polska Miedz S.A.	$7,804	$6,544	$9,290	$13,728	Poland
Boliden	$6,950	$9,475	$10,207	$8,849	Sweden
Antofagasta plc	$6,818	$15,260	$18,535	$18,496	United Kingdom
First Quantum Minerals Limited	$5,091	$8,975	$22,113	$31,760	Canada
Lundin Mining Corporation	$2,298	$5,667	$6,588	$8,887	Canada
Hudbay Minerals Inc.	$1,678	$1,398	$2,273	$5,697	Canada
OZ Minerals Limited	$928	$3,117	$3,063	$3,240	Australia

Gold
Anglogold Ashanti Limited -ADR	$4,998	$11,755	$14,198	$8,971	South Africa
Kinross Gold Corporation	$4,362	$7,679	$9,624	$10,967	Canada
Yamana Gold Inc.	$2,271	$4,859	$6,253	$9,210	Canada

75th percentile	$7,804	$12,480	$18,535	$21,423

50th percentile	$5,091	$8,975	$10,207	$10,967

25th percentile	$2,298	$5,667	$6,588	$8,887

Average	$6,461	$11,891	$16,589	$18,171

Turquoise Hill Resources Ltd.	$1,713	$1,901	$3,794	$16,608	Canada

Percentile ranking	9%	2%	10%	63%

Notes:

(1)

Revenue reflects the last 12 months reported as of September 30, 2019 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ and converted to Canadian dollars as per the Bank of Canada annual average daily rate on December 31, 2019 (US$1.00/C$1.33).

(2)

Market capitalization and enterprise value as of December 31, 2019 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2019, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2019 (US$1.00/C$1.30).

(3)

Assets disclosed are as most recently reported for each company (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2019, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2019 (US$1.00/C$1.30).

41	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Majority-owned public mining companies

In 2019, Turquoise Hill did not benchmark executive pay. In 2018, CEO pay was benchmarked against the following majority-owned public mining company peer group consisting of three companies in the precious metal and minerals, gold and copper mining industries: Fresnillo PLC, Acacia Mining PLC (prior to its acquisition by Barrick Gold in 2019) and Katanga Mining Limited (prior to completion of its Rights Offering in 2019).

ELEMENTS OF EXECUTIVE COMPENSATION

Overview of elements of compensation

Each NEO has the same overall compensation structure which includes base salary, short-term incentive plan (“STIP”), long-term incentive plan (“LTIP”) as well as benefits and perquisites.

The executive pay and reward framework is designed to align total remuneration with individual short- and long-term business unit performance, including long-term shareholder value creation and performance relating to health, safety and environment. These policies strike an appropriate balance between fixed and variable components, link variable components to the achievement of challenging personal and corporate performance targets, and are designed to ensure the attraction, motivation and retention of the high caliber senior executives required to lead Turquoise Hill.

The STIP is designed to recognize contributions and performance for the previous year and align the interests of employees and Shareholders, whereas the LTIP is designed to motivate executives to achieve long-term shareholder value, attraction and retention.

The following table provides an overview of the short- and long-term incentive bonus award opportunities, as well as the STIP payout range and weightings for all NEOs:

Role	Target STIP Award Opportunity	Award Range (% of Target Award	Weighting (% of Target Award Opportunity)(3)		Target LTIP Award Opportunity
	(% of Salary)(2)	Opportunity)	Corporate	Personal	(% of Salary)
Ulf Quellmann (Chief Executive Officer)	60%	0-200%	70%	30%	170%

Luke Colton (Chief Financial Officer)(1)	50%	0-200%	70%	30%	75%

Jo-Anne Dudley (Chief Operating Officer)(1)	30%	0-200%	40%	60%	75%

Brendan Lane (former Vice-President, Operations and Development)(1)	35%	0-200%	40%	60%	35%

Notes:

(1)

During the Secondment Periods, the short- and long-term incentive bonus award opportunity, as well as the STIP payout range and weightings for the CFO and COO were wholly determined by Rio Tinto policy.

(2)	The target STIP award opportunity during the Secondment Periods was 40% for Mr. Colton and 30% for Ms. Dudley.

(3)	The weighting during the Secondment Periods was 40% Corporate and 60% Personal for Mr. Colton and Ms. Dudley.

Executive compensation

The extent of the Board’s and Compensation and Benefits Committee’s impact on determining each NEO’s compensation depended on whether the NEO was employed directly by Turquoise Hill or seconded by Rio Tinto to the Corporation.

Our CEO was appointed August 1, 2018 and has been employed directly by the Corporation ever since. As such, the Board of Directors, through the Compensation and Benefits Committee, retains absolute discretion in determining his compensation.

The Corporation’s CFO was seconded by Rio Tinto to Turquoise Hill from January 1, 2019 to July 31, 2019 (“CFO Secondment Period”). Ms. Dudley, COO, was previously employed by Rio Tinto and then temporarily seconded from June 3, 2019 to October 31, 2019 (“COO Secondment Period”). This secondment period was undertaken to allow the Corporation to establish processes and a legal entity to facilitate the payment of Ms. Dudley’s compensation in Australia. This was an administrative matter and Ms. Dudley was at all times at the direction of the Corporation from the beginning of her appointment. Mr. Lane, former Vice-President, Operations and Development, was seconded from January 1, 2019 until his retirement, effective June 3, 2019 (“VP Period”) (the VP Period, the CFO Secondment Period and the COO Secondment Period are collectively referred to as the “Secondment Periods”).

42	Turquoise Hill Resources Ltd. 2019 Proxy Circular

In an effort to align the NEOs’ employment and compensation structure with the CEO’s structure, the Corporation now directly employs the CEO, CFO and COO. The dual status of secondees and employees in the course of 2019 results in certain of the NEO’s compensation being calculated in two distinct ways depending on the period during which it was earned. During the Secondment Periods, the remuneration and benefits of the NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee which are applied to senior management personnel across Rio Tinto. Since their direct employment by Turquoise Hill, the CFO’s and COO’s compensation has been approved by the Board of Directors, at the recommendation of the CEO and the Compensation and Benefits Committee.

Base salary

The base salaries of the Corporation’s NEOs were set at a level consistent with market expectations.

The base salary of the CEO was set by the Board upon the recommendation of the Compensation and Benefits Committee based on the 2018 CEO benchmarking analysis conducted by Mercer as described under Section “Benchmarking Practices”. Since their employment by Turquoise Hill, the base salaries of the CFO and COO have been approved by the Board on the recommendation of the CEO and the Compensation and Benefits Committee. The latter’s salaries were also bench marked to peer data provided by independent firms engaged to assist in the recruitment of Mr. Colton and Ms. Dudley. Base salaries are paid in cash.

Short-term incentive

Considering their Secondment Periods, the Corporation’s CFO’s and COO’s STIP calculations for the year 2019 have been prorated so that Rio Tinto policies apply to their Secondment Periods and Turquoise Hill’s STIPs apply to the period during which they were directly employed by the Corporation. The tables in this section have been modified to reflect both periods with regards to the CFO and COO.

Annual STIP payments made to the NEOs are calculated using the following formula:

(*)Weighted Corporate Score was provided by Rio Tinto to the Corporation during the Secondment Periods, and by Turquoise Hill since the NEOs have been employed by the Corporation.

The evaluation of individual performance for the short-term incentive awards of NEOs for 2019 was based on an assessment by the Compensation and Benefits Committee and the Board of the NEO’s contribution in 2019 and the extent to which the personal and corporate performance targets were achieved. The assessment of the CEO’s STIP award for 2019 was done by the Compensation and Benefits Committee and the Board. The assessment of the CFO’s and COO’s STIP award performance for 2019 was done by the CEO, the Compensation and Benefits Committee and the Board.

In assessing whether a particular performance measure was achieved or exceeded, the Compensation and Benefits Committee and the Board reviewed the performance of the NEOs against objectives set annually and reviewed by the Compensation and Benefits Committee and the Board. The Compensation and Benefits Committee and the Board use discretion in determining the rating for all subjective goals, considering the achievement of the NEOs. Discretion is also used with respect to measurable goals, where it has been determined that other factors, independent of the NEO’s direct actions, had an impact on the result, such as business or group performance versus individual contributions.

The STIP award for the NEOs reflected as a percentage of their base salary are set forth in the following table:

43	Turquoise Hill Resources Ltd. 2019 Proxy Circular

	Short-term incentive award (as a % of base salary)

Executive	Target(2)	Actual(3)
Ulf Quellmann (Chief Executive Officer)	60%	57%
Luke Colton, (Chief Financial Officer)(1)	50%	50%
Jo-Anne Dudley, (Chief Operating Officer)(1)	30%	30%
Brendan Lane, (Vice-President, Operations and Development)(1)	35%	35%	(4)

Notes:

(1)	During the Secondment Periods, the STIP target and actual award were wholly determined by Rio Tinto policy.

(2)	During the Secondment Periods, the STIP target was 40% for Mr. Colton and 30% for Ms. Dudley.

(3)	During the Secondment Periods, the actual STIP was 50% for Mr. Colton and 37% for Ms. Dudley.

(4)	Following Mr. Lane’s retirement from the Corporation on June 3, 2019, he received a payment equivalent to the prorated portion of his STIP, at target.

The actual corporate and personal performance scores of each NEO for fiscal 2019 and the weight attributed to each component are set forth in the table below. The total score is then applied to the applicable STIP target percentage for each NEO (set forth in the table above) to determine the amount of the award. The actual corporate-based scores are determined by calculating weighted scores for corporate performance measures. The personal performance measures applicable to each NEO vary from person to person and form a non-weighted overall personal score. See Section “Determination of the 2019 short-term incentive award” for additional details on the personal and corporate performance measures.

	Corporate Performance Measures		Personal Performance Measures
Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award	TOTAL SCORE

Ulf Quellmann (Chief Executive Officer)	80%	70%	130%	30%	95%

Luke Colton (Chief Financial Officer)	80%	70%	147%	30%	100%(2)

Jo-Anne Dudley (Chief Operating Officer)	80%	40%	114%	60%	100%(2)

Brendan Lane (Vice-President Operations and Development) (1)	100%	40%	100%	60%	100%

Notes:

(1)	Following Mr. Lane’s retirement from the Corporation on June 3, 2019, he received a payment equivalent to the prorated portion of his STIP, at target

(2)

During the Secondment Periods, the actual corporate-based score for the CFO and COO was wholly determined by Oyu Tolgoi Financial and Health & Safety factors as determined by Rio Tinto. The total score for 2019 for Ms. Dudley and Mr. Colton during their Secondment Period was 124%.

Determination of the 2019 short-term incentive award

CEO

For the Corporation’s CEO, the performance measures combined both corporate and personal objectives. The Corporate objectives of the CEO for 2019 are outlined in the table below. The weight of the corporate performance amounts to 70% and the weight of the personal performance amounts to 30% of the total STIP score. Personal objectives include the establishment of the Corporation’s Headquarters in Montreal as well as strengthening the Corporation’s management team. Final score is established through a self-assessment completed by the CEO followed by a Board discussion on the completed assessment. A final score is then determined by the Board, based on recommendation from the Compensation and Benefits Committee.

44	Turquoise Hill Resources Ltd. 2019 Proxy Circular

In 2019, several milestones were achieved, including:

•	Oyu Tolgoi achieved an industry-leading strong AIFR of 0.16 per 200,000 hours worked for the year ended December 31, 2019.

•	The Corporation met its guidance in respect of Copper production and exceeded guidance in Gold production.

•	The underground lateral development advanced 12.4 equivalent kilometres, a 56.96% increase over 2018.

•	Shaft 2 was completed providing for enhanced logistic support, transporting of supplies and components for development of the mine.

•	The transition of the Turquoise Hill team to Montreal as well as the strengthening of the support team was undertaken to ensure an effective and efficient work environment.

The following table provides an overview of different components of the CEO’s Corporate Performance Measures as well as the rating, weighting and overall result associated with each of the components for 2019:

	CEO 2019 Corporate Performance Measures

Corporate Objectives	Rating 0-200%	Weighting	Overall Result
1. Financing	80%	15	12
2. Underground Development	50%	15	7.5
3. Shareholder & Government Relations	50%	15	7.5
4. Power Facility	80%	10	8
5. Oyu Tolgoi Financial Metrics and HSE	140%	15	21
Corporate Performance Score		70	56
Total Corporate Performance			80%

CFO and COO

For the Corporation’s CFO and COO, the performance measures combined both objective and subjective goals which are reflective of the Corporate Objectives as established for the CEO in the table above. Each measure provides for a performance evaluation of threshold (50%), target (100%) and outstanding (up to 200%), of the STIP opportunity.

Long-term incentives

The Turquoise Hill LTIP is administered by the Board, on the recommendation of the Compensation and Benefits Committee and incorporates PSUs (75% of LTIP awards) and RSUs (25% of LTIP awards).

At the Compensation and Benefits Committee’s recommendation, the Board determines and designates the Plans participants, in accordance with the terms and conditions of the Plans, considering the present and potential contributions of, and the services rendered by the participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant.

The target value of LTIP grant for 2019 for each NEO is set forth in the table below:

Positions	Target Eligibility (as % of base salary)
Ulf Quellmann (Chief Executive Officer)	170%
Luke Colton (Chief Financial Officer)	75%
Jo-Anne Dudley (Chief Operating Officer)	75%

45	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Positions	Target Eligibility (as % of base salary)
Brendan Lane (Vice-President, Operations and Development)	35%

The Compensation and Benefits Committee retains discretion to recommend to the Board that a NEO receive a LTIP grant with an award value higher or lower than the target eligibility set forth above.

The two Plans that constitute the LTIP are detailed below:

RSU Plan – 25% of LTIP awards

The RSU Plan was approved by the Board in February 2019. Under the RSU Plan, each RSU evidences the right of a holder to receive, on a vesting date, a cash payment equal to the volume weighted average closing price (“VWAP”) of the Common Shares on the TSX or the New York Stock Exchange (“NYSE”) (as may be determined by the Board or Compensation and Benefits Committee) for the five trading days immediately preceding the vesting date. RSUs vest after three years.

PSU Plan – 75% of LTIP awards

Under the PSU Plan, each PSU evidences the right of a holder to receive, on a deferred basis, a cash payment equal to the following formula:

When PSUs are granted, the Compensation and Benefits Committee establishes a performance period of three years commencing at the start of the year in which the PSUs are granted.

In 2019, an absolute total shareholder return (“TSR”) measure was incorporated into the PSU Plan. For grants made in 2019 and going forward, each PSU evidences the right of a holder to receive, on a deferred basis, a cash payment equal to the following formula:

The “Fair market value of a Common Share” is calculated using the VWAP of the Common Shares on the TSX or the NYSE (as may be determined by the Board or Compensation and Benefits Committee) for the five trading days immediately preceding the last day of the applicable performance period.

The “Relative Performance Multiplier” to apply at the end of the performance period is based on the percentile that the TSR of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

46	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Turquoise Hill Return Compared to PSU Peer Comparator Group Returns	Multiplier
Performance below the 20th percentile	0%
Threshold performance at the 20th percentile	50%
Performance at the median 50th percentile	100%
Superior performance at the 65th percentile	200%
Maximum performance at the 80th percentile	250%

Depending on the Corporation’s absolute performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%. However, even if the Corporation’s relative performance exceeds the 50th percentile, the Relative Performance Multiplier will be capped at 100% if the TSR of a Common Share for the performance period is negative.

The “Absolute Performance Multiplier” to apply at the end of the performance period is based on a weighted average of the TSR of a Common Share, on a compounded basis, over three separate performance sub-periods from the date of grant, weighted as follows: one year period (25%), two-year period (25%), and three year period (50%) (collectively the “3-Year TSR”)

3-Year TSR	Multiplier
3-Year TSR performance below 2%	0%
3-Year TSR performance threshold at 2%	50%
3-Year TSR target performance at 8%	100%
3-Year TSR superior performance at 16%	200%
Maximum performance at 20%	250%

Depending on the Corporation’s absolute performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%. However, if the TSR over the entire performance period is negative, the Absolute Performance Multiplier will be reduced by 50%.

The Plans and the grant letters address the treatment of PSUs and RSUs on various events that may occur during the course of a participant’s employment and provide whether PSUs or RSUs are to be accelerated, prorated, terminated or continue to vest according to the terms of the Plans. The Plans provide for “double trigger provisions” in the event of a change of control (as defined in the plan) where prior to such change of control, the Board determines that appropriate substitute shares of a successor entity are available to the participant. Pursuant to such provisions, the performance or vesting of PSUs and RSUs would not accelerate upon a change of control, unless the participant is terminated at any time prior to the earlier of (i) two years following the change of control and (ii) the end of the applicable performance period for PSUs and vesting period for RSUs.

The provision state that, in the event of a change of control, the acceleration of the performance or vesting period would not occur if the Board determines that the shares of the successor entity are an appropriate substitute to the original PSUs and RSUs granted to the participant. If such appropriate substitute is granted and a participant is terminated at any time prior to the earlier of (i) two years following the change of control and (ii) the end of the applicable performance period for PSUs and vesting period for RSUs, all outstanding PSUs and RSUs shall vest and become payable in full upon such termination. Discretion is left to the Board to take into account any special circumstances.

PSUs and RSUs are not transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

In fiscal 2019, PSUs granted by Turquoise Hill to its NEOs in 2017 vested. The Relative Performance Multiplier applied to the payouts was 0% based on the relative performance of the Corporation in comparison to the PSU Performance Peer Group designated in the grant letters over a three-year period following the terms of the PSU Plan. Accordingly, no payments were made to any participants in respect of PSUs that vested in 2019.

During the Secondment Periods, NEOs seconded from Rio Tinto were entitled to receive equity-based, time vesting incentive awards. In 2019, Messrs. Quellmann and Colton were granted awards under the Rio Tinto LTIP. The awards have vesting conditions. The value of the awards is charged back to the Corporation upon vesting. See below Section “Summary Compensation Table” for additional details on Rio Tinto LTIPs.

47	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Benefits and perquisites

As provided under the terms of their employment agreements, the NEOs are entitled to benefits, and group insurance coverage under Rio Tinto Canada’s group plans, as well as participation in its flexperks program/car allowance which provides a taxable annual allowance distributed evenly throughout the year. They also receive paid time off during each calendar year for vacation and for all public holidays. All amounts paid to NEOs as benefits and perquisites are charged back to the Corporation by Rio Tinto.

Pension plans

The Corporation does not sponsor or administer any pension plans in which Directors, executive officers or employees accrue pension benefits. Rather, the Corporation is a participating employer in certain pension plans sponsored and administered exclusively by the Corporation’s affiliated controlling Shareholder, Rio Tinto, in which the NEOs accrue defined benefit (“DB”) or defined contribution (“DC”) pension benefits in respect of their employment service with the Corporation.

The Corporation contributes, or reimburses Rio Tinto for, the current service cost of the Corporation’s employees’ accruals. The Corporation does not pay special payments in respect of going concern unfunded liabilities or solvency deficiencies.

CEO

Mr. Ulf Quellmann participates in the Rio Tinto Alcan Pension Plan (Canada) (“RTAPP”) comprising two components: (1) a registered pension plan component, and (2) a supplemental pension plan component.

Mr. Quellmann contributes 6.5% of his pensionable earnings (defined to include base salary and a target short term incentive plan (STIP) capped at 35% of base salary), up to a maximum of an amount equal 3.5 times the Canada Revenue Agency maximum pension.

Mr. Quellmann’s entitlement under the RTAPP and RTASRBP components as of the end of 2019 was as follows.

48	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Ulf Quellmann	Number of years credited service	Annual benefits payable (C$) At year end	Opening present value of defined benefit obligation (C$)	Compensatory change (C$)	Non- compensatory change (CA$)	Closing present value of defined benefit obligation (C$)
	17.17 years	$166,527	$2,680,300	$169,000	$354,900	$3,204,200

The cost to the Corporation in employer contributions in respect of Mr. Quellmann’s participation in 2019 was $169,000.

CFO

Since August 1, 2019, Mr. Luke Colton participates in a DC pension plan sponsored and administered by Rio Tinto comprising two components: (1) a registered pension plan component, and (2) a supplemental, non-registered savings plan account (“NREG account”) component. The NREG account is considered to be part of the pension plan; however, the NREG account does not restrict a member from withdrawing funds at any time, including prior to retirement or other termination of employment.

The Corporation reimburses Rio Tinto for an annual contribution representing 20% of an employee’s pensionable earnings, defined as base salary plus a percentage of the paid STIP, varying between 70% to 80% depending on the employee’s level (80% for Mr. Colton).

Mr. Colton’s entitlement under the Canadian DC pension plan as of the end of 2019 is as follows.

Luke Colton		Accumulated value at start of the year (C$)	Compensatory (C$)	Accumulated value at year end (C$)
	Rio Tinto America 401K Savings Plan (Qualified Plan)	$556,743.20	$10,776.17	$719,165.20
	Registered DC Plan (Canada)	$—	$23,625.00	$24,216.93
	NREG	$—	$2,625.00	$2,690.77

The cost to the Corporation in employer contributions to the DC pension plan in respect of Mr. Colton’s participation in 2019 was C$37,026.17.

Prior to August 1, 2019, Mr. Colton participated in a U.S. DB pension plan sponsored and administered by Rio Tinto comprising two components: (1) a qualified pension plan component (RTA Qualified Plan also known as the Rio Tinto America Inc. Retirement Plan), and (2) a supplemental pension plan component (RTA SERP also known as the Rio Tinto America Inc. Supplemental Executive Retirement Plan). The Corporation has only been responsible for reimbursing Rio Tinto for the portion earned by Mr. Colton since his employment by Turquoise Hill. Mr. Colton’s entitlement under the DB pension plan as of the end of 2019 was as follows.

	Number of years credited service	Annual benefits payable (C$)		Opening present value	Compensatory change (C$)	Non- compensatory	Closing present value
				of defined		change (C$)	of defined
Luke		At year	At age	benefit			benefit
Colton		end	65	obligation (C$)			obligation
							(C$)
	15.29 years	$73,621		$430,086	$52,033	$155,685	$637,803

49	Turquoise Hill Resources Ltd. 2019 Proxy Circular

The cost to the Corporation in employer contributions to the RTA Qualified Plan and RTA SERP in respect of Mr. Colton’s participation in 2019 was $52,033.

COO

Ms. Dudley participates in a third-party DC pension plan in Australia administered by Equip Superannuation (Equip). Her employment contract provides for superannuation to be calculated at 19% of her base salary and she is eligible for superannuation on any STIP at a rate of 3.8% of the gross STIP amount.

Under Australian superannuation legislation, the ‘concessional contribution cap’ is the maximum amount of employer and salary sacrifice contributions concessionally taxed. The concessional contribution cap for the 2019/2020 Australian financial year is A$25,000. If an employer’s concessional superannuation contributions are in excess of this A$25,000 amount, the employee has the option to reduce their employer contributions to the concessional contributions cap, and receive the excess contributions as taxable income, known as ‘cashing down’. Ms. Dudley has elected this option.

Ms. Dudley has an Ill Health insurance component within her pension plan that is funded by the Company. The premiums paid by the Company are approximately $386 per annum. All other administration and insurance premiums are funded from Ms. Dudley’s account balance.

Ms. Dudley’s entitlement under the Australian DC pension plan as of the end of 2019 is as follows.

Jo-Anne Dudley	Accumulated value at start of the year (CA$)	Compensatory (CA$)	Accumulated value at year end (CA$)
	$561,092	$19,195	$624,306

The cost to the Corporation in employer contributions to the DC pension plan in respect of Ms. Dudley’s participation in 2019 was C$19,195.

Executive Shareholding Guidelines and other compensation policies

Executive Shareholding Guidelines

The purpose of the Executive Shareholding Guidelines is to promote and reinforce alignment of NEO’s interests with those of the Shareholders. The following table describes the multiple of base salary required to be held in Common Shares, PSUs or RSUs by the NEOs:

Officer	Multiple of Base Salary

Chief Executive Officer	3.5

Chief Financial Officer	1.5

Chief Operating Officer	1.0

The extent to which these guidelines are met is evaluated annually at the end of each financial year. When determining if the guidelines are met, the value of each Common Share corresponds to the greater of the purchase price of a Common Share as at the date such share was acquired and the fair market value of a Common Share at the time of the calculation; and the value of each PSU corresponds to 50% of the greater of the value at the time of the grant or the fair market value of a Common Share at such time (the “PSU Value”). The value of each RSU corresponds to 100% of the greater of the value at the time of the grant or the fair market value of a Common Share at the time of the calculation (the “RSU Value”). NEOs have a five year period starting on the later of (i) the coming into effect of these guidelines (March 2017), and (ii) the hiring or promotion of an individual to an office covered by these guidelines to reach the above-mentioned shareholding level.

50	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Executive Officers	Total Value(1)	Share Ownership Target	Total value as a multiple of Share Ownership Target	End of Five-Year Period	Guidelines Met

Ulf Quellmann	C$751,966	C$1,647,513	45.64%	August 2023	On track

Luke Colton	C$209,132	C$472,500	44.26%	October 2022	On track

Jo-Anne Dudley	Nil	C$315,000	0%	June 2024	On track

Notes

(1)	The total value is calculated by adding the value at the time of the grant of each Common Shares held by the executive officer, the PSU Value and the RSU Value.

Under the Executive Shareholding Guidelines, for a period of one year following a NEO’s departure from the Corporation, such period to be extended to 18 months if the NEO is then employed by an affiliate of the Corporation, a NEO must (a) maintain the last applicable minimum share ownership requirement or (b) retain all the Common Shares, PSUs and RSUs held at the time of the NEO’s departure if the NEO has not yet complied with the applicable minimum share ownership requirement.

Anti-Hedging Policy

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Clawback Policy

The Corporation adopted the Clawback Policy permitting it to recoup or clawback vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid. In particular, in accordance with the terms of the Clawback Policy, the Board has sole discretion to cancel all or a portion of the PSUs or RSUs awarded to an executive officer of the Corporation under the PSU or the RSU Plans or require the reimbursement of all or any portion of any cash payments made to an executive officer resulting from the settlement of PSUs or RSUs in each case if:

•

the number of PSUs granted to the executive officer or any cash payment made to such executive officer upon settlement of PSUs was calculated or based upon the fair market value of Turquoise Hill Common Shares and/or the multiplier determined by comparing Turquoise Hill’s return with the comparator return for the applicable period (as such terms are defined in the PSU Plan), any or all of which were subsequently affected by a restatement of all or a portion of the Corporation’s financial statements;

•

the number of PSUs or RSUs that would have been granted to the executive officer or the amount of the cash payment that would have been made, upon the settlement of the PSUs or RSUs, to such executive officer had the financial results been properly reported would have been lower than the amount actually awarded or received; and

•	the executive officer engaged in misconduct. For purposes of the policy, misconduct is defined as:

(i)

the commission or omission of an act or engagement in conduct that causes (or could reasonably be expected to cause) material financial or reputational harm to the Corporation (including any subsidiary or affiliate of the Corporation);

(ii)	a breach of the Corporation’s Code of Business Conduct;

51	Turquoise Hill Resources Ltd. 2019 Proxy Circular

(iii)	a material violation of the Corporation’s risk policies or limits;

(iv)	fraud, theft or gross negligence; or

(v)	any failure to report or take action to stop misconduct of another employee that the employee knew or ought to have known about.

For certainty, any act or omission that constitutes grounds for termination of employment for cause under applicable law constitutes misconduct, but misconduct is not limited to such acts or omissions.

52	Turquoise Hill Resources Ltd. 2019 Proxy Circular

PERFORMANCE GRAPH

The following graph and table compares the cumulative TSR on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index and the S&P/TSX Materials Index, including dividend reinvestment, for the period from December 31, 2014 to December 31, 2019.

	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19

Turquoise Hill Resources Ltd.	100	82	104	111	53	24

S&P/TSX Composite Index	100	92	111	121	110	136

S&P/TSX Capped Materials Index	100	79	111	120	109	135

The Corporation’s share price decreased in 2015, increased in 2016, remained stable in 2017, and trended downwards in 2018 and 2019. In comparison, total compensation generally decreased during 2015 and remained generally stable for the 2016 to 2019 periods. The value of long-term incentive compensation in the form of PSUs and RSUs directly relates to the Corporation’s share price performance.

53	Turquoise Hill Resources Ltd. 2019 Proxy Circular

NAMED EXECUTIVE OFFICERS PROFILES

ULF QUELLMANN

CHIEF EXECUTIVE OFFICER

As Chief Executive Officer of the Corporation, Mr. Quellmann is responsible for the overall leadership of the Corporation creating value to its Shareholders by developing and expanding Oyu Tolgoi into the next tier 1 copper asset.

Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018 and has been a member of the Board since May 2017. The compensation information for 2018 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2018.

● The STIP amount is paid 100% in cash. ● The PSU and RSU payouts are at risk and based on Turquoise Hill’s performance. ● The at-risk pay amounts to 50% of overall compensation.
Common shares held (as at December 31)		2019	2018	2017
		192,100	19,600	n/a
Compensation (as at December 31)		2019	2018	2017

Fixed

Base salary (C$)		$468,931	$191,667(3)	n/a

Variable

STIP Amount (C$)		$268,309	$166,190(3)	n/a

LTIP Amount (C$)	PSUs	$600,166(1)	$325,833(1)(3)	n/a

	RSUs	$200,055(1)	n/a	n/a

Other compensation

Pension value(C$)		$169,000	$68,600	n/a

All other compensation (C$)		$449,379(2)	$447,647(3)(4)	n/a

Total compensation		$2,155,840	$1,199,937(3)	n/a

Variation from previous year		—	n/a	n/a

2019 PAY MIX

(1)    Mr. Quellmann also received Rio Tinto LTIP in 2019 relating to prior years of service (C$51,777) which is in addition to the LTIP amounts disclosed in this table.

(2)    This amount includes a one-time relocation allowance of $159,662 for his family’s move from London to Montreal in June 2019. He also received a supplemental bonus of $230,000 to assist him in attaining shareholding guidelines. Additional amounts include $36,793 in benefits, and $22,000 in flexible perquisites.

(3)    Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018 and has been a member of the Board since May 2017. The compensation information for 2018 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2018.

(4)    This amount includes a relocation allowance of $319,324 paid to Mr. Quellmann in 2018 for his personal move to Montreal. Before his appointment as CEO of the Corporation, Mr. Quellmann was a member of the Corporation’s Board of Directors for which compensation of $102,424 was paid directly to Rio Tinto pursuant to Rio Tinto corporate policy.

54	Turquoise Hill Resources Ltd. 2019 Proxy Circular

LUKE COLTON

CHIEF FINANCIAL OFFICER

As Chief Financial Officer of the Corporation, Mr. Colton is responsible for the overall oversight of treasury, financial, tax and accounting matters.

Mr. Colton was appointed CFO of the Corporation effective October 9, 2017. The compensation information for 2017 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2017.

● The STIP amount is paid 100% in cash. ● The PSU and RSU payouts are at risk and based on Turquoise Hill’s performance. ● The at-risk pay amounts to 27% of overall compensation.
Common shares held (as at December 31)		2019	2018	2017
		None	None	None
Compensation (as at December 31)		2019	2018	2017

Fixed

Base salary (C$)		$313,090	$278,261	$72,036(3)

Variable

STIP Amount (C$)		$157,489	$163,612	$27,559(3)

LTIP Amount (C$)	PSUs	$168,750(1)	$134,235(1)	n/a
	RSUs	$56,249(1)	n/a	n/a

Other compensation

Pension value(C$)		$89,059	$16,696	$4,323(3)

All other compensation (C$)		$691,325(2)	$12,795	$1,611(3)

Total compensation		$1,475,962	$605,599	$105,529(3)

Variation from previous year		244%	—	n/a

2019 Pay mix

(1)  Mr. Colton also received Rio Tinto LTIP in 2018 (C$172,024) and in 2019 (C$324,145) which are in addition to the LTIP amounts disclosed in this table.

(2)  This amount includes a relocation allowance of $495,718, a reimbursement of closing costs for his home in Salt Lake City of $77,590, a partner assistance allowance of $6,816, education assistance of $5,218, a flexible perquisite of $10,625, an award of $19,500 for CEO replacement, a tax gross-up amount of $20,473, a vacation payout of $31,620 and health care benefits of $23,765.

(3)  Mr. Colton was appointed CFO of the Corporation effective October 9, 2017. The compensation information for 2017 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2017.

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2019 (US$1.00/C$1.33), 2018 (US$1.00/C$1.30), and 2017 (US$1.00/C$1.30).

55	Turquoise Hill Resources Ltd. 2019 Proxy Circular

JO-ANNE DUDLEY

CHIEF OPERATING OFFICER

As Chief Operating Officer of the Corporation, Ms. Dudley is responsible for monitoring and reviewing the underground development at Oyu Tolgoi and is responsible for the general oversight on the exploration activities of the Corporation.

Ms. Dudley was appointed COO of the Corporation effective June 3, 2019. The compensation information for 2019 has been prorated to reflect compensation earned between the date of her appointment and December 31, 2019.

● The STIP amount is paid 100% in cash. ● The PSU and RSU payouts are at risk and based on Turquoise Hill’s performance. ● The at-risk pay amounts to 25% of overall compensation.
Common shares held (as at December 31)		2019	2018	2017
		None	None	None
Compensation (as at December 31)		2019	2018	2017

Fixed

Base salary (C$)		$141,556(1)	n/a	n/a

Variable

STIP Amount (C$)		$59,137(1)	n/a	n/a

LTIP Amount (C$)	RSUs	Nil	n/a	n/a
	PSUs	Nil	n/a	n/a

Other compensation

Pension value(C$)		$19,195(1)	n/a	n/a

All other compensation (C$)		$13,763(1)(2)	n/a	n/a

Total compensation		$233,650(1)	n/a	n/a

Variation from previous year		n/a	n/a	n/a

2019 PAY MIX

(1)  Ms. Dudley was appointed COO of the Corporation effective June 3, 2019. The compensation information for 2019 has been prorated to reflect compensation earned between the date of her appointment and December 31, 2019.

(2)  Ms. Dudley received a vehicle allowance of $13,077 and medical benefits in the amount of $686.

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2019 (AUD$1.00/C$0.91).

56	Turquoise Hill Resources Ltd. 2019 Proxy Circular

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as at December 31, 2019, December 31, 2018 and December 31, 2017, in respect of the NEOs.(1)

Name and Principal Position	Year	Salary (C$)	Share- Based Awards (C$)(2)	Non-Equity Incentive Plan Compensation		Pension Value (C$)(5)	All Other Compen- sation (C$)	Total Compensation (C$)
				Annual Incentive Plans (C$)(3)	Long- Term Incentive Plans (C$)(4)
Ulf Quellmann	2019	$468,931	$800,221	$268,309	$51,777(6)	$169,000	$449,379(7)	$2,207,617
Chief Executive Officer	2018	$191,667(8)	$325,833(8)	$166,190(8)	n/a	$68,600(8)	$447,607(8)(9)(10)	$1,199,937
	2017	n/a	n/a	n/a	n/a	n/a	$109,000(11)	$109,000

Luke Colton	2019	$313,090	$224,999	$157,489	$324,145	$89,059	$691,325(12)	$1,800,107
Chief Financial Officer	2018	$278,261	$134,235	$163,612	$172,024	$16,696	$12,422(13)	$777,250
	2017	$72,036(14)	n/a(14)	$27,559(14)	n/a	$4,323(14)	$1,611(14)(15)	$105,529

Jo-Anne Dudley(16)	2019	$141,556(16)	Nil	$59,137(16)	Nil	$19,195(16)	$13,763(16)(17)	$233,651(16)
Chief Operating Officer	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Brendan Lane(18)	2019	$111,664(18)	Nil	$42,232(18)(19)	Nil	$7,154(18)	$396,264(18)(20)	$557,314
Former Vice-President, Operations	2018	$296,915	$97,748	$119,370	$35,780	$17,814	$41,833(21)	$609,660
and Development	2017	$272,052	$95,607	$104,440	$35,619	$16,323	$16,680(22)	$540,721

Notes:

(1)

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2019 (US$1.00/C$1.33), 2018 (US$1.00/C$1.30), and 2017 (US$1.00/C$1.30).

(2)

Share-based awards consist of PSUs and RSUs granted under the PSU Plan and RSU Plan to the NEOs. Each NEO is eligible to a Target amount (as % of base salary) of LTIPs awarded in the form of PSUs (75%) and RSUs (25%). Amounts shown in this column reflect the amounts obtained by multiplying the number of PSUs or RSUs granted by the closing price of the Common Shares on the TSX on the date of each grant. The value of each PSU is calculated with a multiplier at target (100%).

(3)	Amounts shown in this column reflect STIP payments made to the NEOs. See Section “Elements of Executive Compensation” for additional details on STIP payments.

(4)

Amounts shown in this column reflect awards received by the NEOs under the Rio Tinto LTIP while employed by them or while under secondment. These amounts are charged back to the Corporation upon being exercised by the holder. Rio Tinto LTIP awards are paid in British Pound (£) which has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2019 (£1.00/1.69), for 2018 (£1.00/C$1.73), and for 2017 (£1.00/1.67).

(5)

The Corporation does not have a pension plan for any of its executive officers, including its NEOs. Each NEO participates in a pension plan sponsored by Rio Tinto or one of its affiliates. The proportionate cost of the benefits is charged back to the Corporation annually. See Section “Elements of Executive Compensation” for additional details on the NEOs’ pension plans.

57	Turquoise Hill Resources Ltd. 2019 Proxy Circular

(6)	Mr. Quellmann’s 2019 award represents the deferred element of his 2018 Rio Tinto STIP earned prior to commencement of employment with Turquoise Hill. The 2018 award is restated from prior year.

(7)	Perquisites include: relocation allowance of $159,662, supplemental bonus of $230,000, $36,793 in benefits and $22,000 in flexible perquisites.

(8)

Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018; the amounts shown for fiscal 2018 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(9)

Perquisites include: health/medical insurance of $3,922, international health insurance of $5,540, relocation allowance of $319,324, flexible perks of $14,791, and director compensation of $102,424; director compensation was paid directly to Rio Tinto as per note (10) below.

(10)

As Director of the Corporation, before his appointment as CEO, Mr. Quellmann was receiving compensation which was paid directly to Rio Tinto pursuant to Rio Tinto corporate policy. Since his appointment as CEO of the Corporation on August 1, 2018, Mr. Quellmann is not entitled to receive any fees in his capacity as Director.

(11)	Mr. Quellmann was elected Director on May 12, 2017. The amounts shown represent compensation for serving as a Director, which was paid directly to Rio Tinto pursuant to Rio Tinto corporate policy.

(12)

Perquisites include: relocation allowance of $495,718, reimbursement of closing costs for the sale of his home in Salt Lake City of $77,590, reimbursement of US vacation and holidays of $31,620, a partner assistance allowance of $6,816, education assistance of $5,218, a flexible perquisite of $10,625, a recognition payment of $19,500 while acting as CEO of the Corporation, a tax gross-up amount of $20,473 and health care benefits of $23,765.

(13)	Perquisites include: health/medical insurance of $1,240 and a tax gross-up allowance of $3,910.

(14)

Mr. Colton was seconded to the Corporation effective October 9, 2017; the amounts shown for fiscal 2017 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(15)	Perquisites include: health/medical insurance of $1,110 and annual tax return services of $1,300.

(16)

Ms. Dudley was appointed COO of the Corporation effective June 3, 2019; the amounts shown for fiscal 2019 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing her duties at the Corporation.

(17)	Perquisites include: vehicle allowance of $13,077.

(18)

Mr. Lane retired from the Corporation effective June 3, 2019; the amounts shown for fiscal 2019 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(19)	Following Mr. Lane’s retirement from the Corporation on June 3, 2019, he received a payment equivalent to the prorated portion of his STIP, at target.

(20)	Perquisites include: retirement payment of $222,378, vacation and holiday payout of $50,971, health/medical insurance of $16,395, tax gross-up allowance of $11,643 and outplacement services of $5,850.

(21)	Perquisites include: health/medical insurance of $317 and annual tax return services of $1,300, tax equalization of $5,537 and tax gross-ups on allowances of $34,679.

(22)	Perquisites include: health/medical insurance of $1,281, assignment allowance of $5,087, tax gross-ups on allowances of $6,566 and other compensation of $3,745.

SHARE-BASED AWARDS

Outstanding share-based awards

The Corporation does not have any option-based awards. The following table sets forth information with respect to the PSUs and RSUs held as at December 31, 2019:

	Share-Based Awards
Name	Number of Shares or Units of Shares that have not Vested		Market or Payout Value of Share- Based Awards that have not Vested (C$)(1)			Market or Payout Value of vested Share-Based Awards not paid out or distributed (C$)
	PSUs	RSUs	PSUs	RSUs	Total
Ulf Quellmann	475,803	125,821	$442,497	$117,014	$559,511	Nil
Jo-Anne Dudley(2)	Nil	Nil	Nil	Nil	Nil	Nil
Luke Colton	136,682	35,377	$127,114	$32,901	$160,015	Nil
Brendan Lane(3)	22,246	Nil	$20,689	Nil	$20,689	Nil

58	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Notes:

(1)

The “Market or Payout Value of Share-Based Awards that have not Vested” is determined at target (100%) by multiplying the number of PSUs or RSUs held as at December 31, 2019 by the five-day volume weighted average price (“VWAP”) of the Common Shares on the TSX for the period ending on December 31, 2019 ($0.93). PSUs granted before February 2019 have a value which is based on the performance of the Common Shares of the Corporation relative to the PSU Peer Comparator Group during an established performance period, which is typically a period of three years. PSUs granted after February 2019 have a value which is calculated by basing (i) 73.33% of PSUs on the performance of the Common Shares relative to the PSU Peer Comparator Group and (ii) 26.67% of PSUs on a weighted average of the Total Shareholder Return of a Common Share, on a compounded basis, over three separate performance sub-periods from the date of grant. Depending on the shareholder return of the Common Shares as compared to the return of the comparator group, the payout value of the PSUs can range from 0% to 250% of their fair market value at the end of the performance period. RSUs have a value which is based on the Performance of the Common Shares of the Corporation during an established vesting period of three years. See Section - “Compensation of NEOs”.

(2)	Ms. Dudley was appointed COO of the Corporation effective June 3, 2019.

(3)	Mr. Lane retired from the Corporation effective June 3, 2019.

Incentive plan awards – value vested or earned during 2019

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2019. All awards that vested or were earned by the NEOs during fiscal 2019 were granted by the Corporation.

Name	Share-Based Awards – Value Vested During the Year (C$)(1)(2)		Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)(1)
	PSUs	RSUs
Ulf Quellmann	Nil	Nil	$268,309
Jo-Anne Dudley(3)	Nil	Nil	$175,700
Luke Colton	Nil	Nil	$59,137
Brendan Lane(4)	$0	Nil	$0

Notes:

(1)

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2019 (US$1.00/C$1.33) and (AUS$1.00/C$0.92)

(2)

The “Share-Based Awards – Value Vested During the Year” are the amounts paid to each NEO during fiscal 2019 for any PSU or RSU vested during 2019. In fiscal 2019, only Mr. Lane had PSUs vesting. The PSU payout for the performance period of March 29, 2017 to December 31, 2019 amounted to C$0. Turquoise Hill’s performance compared to that of its PSU Peer Comparator Group was below the 20th percentile for the performance period, which equates to a multiplier of 0%.

(3)	Ms. Dudley was appointed COO of the Corporation effective June 3, 2019.

(4)	Mr. Lane retired from the Corporation effective June 3, 2019.

59	Turquoise Hill Resources Ltd. 2019 Proxy Circular

TERMINATION AND CHANGE OF CONTROL BENEFITS

Current Chief Executive Officer

Under his employment agreement, Mr. Quellmann may terminate his employment at any time by giving Turquoise Hill a three-month notice in writing. In addition, Turquoise Hill may terminate Mr. Quellmann’s employment either (i) for cause, without notice or severance or (ii) without cause upon giving Mr. Quellmann notice (as provided below) in writing or paying Mr. Quellmann the equivalent of his base salary, STIP and long-term incentive payment. The following table illustrates the various end-of-employment scenarios:

	Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control in the event of a termination without cause only

Base Salary	Only earned portion (minimal notice period of three months).	Only earned portion.	Earned portion plus severance allowance equal to 20 months.	Only earned portion.	Earned portion plus severance allowance equal to 24 months.

STIP	None.	None.	Average bonus pro-rated by the number of months in the current year prior to the separation date.	Average bonus pro-rated by the number of months in the current year prior to the retirement date.	Average bonus pro-rated by the number of months in the current year prior to the separation date.

Long-term Incentive (PSUs and RSUs)

Entitlement to PSUs and RSUs previously granted is prorated on the basis of the number of days since the resignation compared to the total number of days in the performance and vesting period.

The performance and vesting period are not accelerated.

		All PSUs and RSUs are immediately forfeited and cease to be credited.	All PSUs and RSUs are immediately forfeited and cease to be credited unless the Board, in its absolute discretion and on the recommendation of the Compensation and Benefits Committee, determines otherwise.

Entitlement to PSUs and RSUs previously granted is prorated on the basis of the numbers of days since the retirement compared to the total number of days in the performance period and vesting period.

The performance period and vesting period are not accelerated.

If the Board determines that the shares of the successor entity are an appropriate substitute, the performance and vesting period shall be deemed to have ended as of the date of the termination.

Benefits	Cease on the last day of employment.	Cease on the last day of employment.	Entitled to maintain benefits up to 20 months.	Cease on the last day of employment. Some benefits might be extended.	Entitled to maintain benefits up to 24 months or receive the equivalent value for benefit coverage.

60	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Following a review by Turquoise Hill’s independent Directors of generally accepted parameters and payments for senior management in the case of a change of control or corporate transaction, compensatory provisions for the benefit of the CEO in the case of a change of control or corporate transaction were incorporated into Mr. Quellmann’s employment agreement.

The following table illustrates the various payments that would have been made to the CEO in case of resignation, termination (with or without cause), retirement or change of control, assuming that the event occurred on December 31, 2019 and payment in lieu of notice had occurred:

		Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control
Base Salary		Nil	Nil	$1,255,248	Nil	$1,506,298
STIP		Nil	Nil	Nil	Nil	Nil
Long-term Incentive	PSUs	Nil	Nil	Nil	Nil	$0(1)
	RSUs	Nil	Nil	Nil	Nil	$117,014(2)
TOTAL		Nil	Nil	$1,255,248	Nil	$1,623,312

Notes:

(1)	PSU payout for a performance period ending on December 31, 2019 would amount to C$0 since Turquoise Hill’s performance would equate to a multiplier of 0%.

(2)	RSU payout for a vesting period ending on December 31, 2019 is calculated using the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2019 ($0.93).

Other NEOs

All NEOs, other than the CEO, have entered into employment agreements (the “Employment Agreements”) with Turquoise Hill pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as health and post-retirement benefits.

The Employment Agreements have an indefinite term. A NEO may terminate his employment at any time by giving Turquoise Hill a three-month notice in writing. In addition, the Corporation may terminate a NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO applicable notice or paying the NEO an amount equal the notice. Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

The following table outlines the payments and/or benefits the NEO would be eligible for upon a resignation or termination:

	Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control in the event of termination without cause only

Base Salary	Only earned portion (minimal notice period of three months).	Only earned portion.	Earned portion plus 6 months notice and applicable severance allowance.	Only earned portion.	Earned portion applicable plus severance allowance.

61	Turquoise Hill Resources Ltd. 2019 Proxy Circular

STIP	None.	None.	Average bonus pro-rated by the number of months in the current year prior to the separation date.	Average bonus pro-rated by the number of months in the current year prior to the retirement date.	Average bonus pro-rated by the number of months in the current year prior to the separation date.

Long-term Incentive (PSUs)

Entitlement to PSUs and RSUs previously granted is prorated on the basis of the number of days since the resignation compared to the total number of days in the performance period and vesting period.

The performance and vesting period are not accelerated.

		All PSUs and RSUs are immediately forfeited and cease to be credited.	All PSUs and RSUs are immediately forfeited and cease to be credited unless the Board, in its absolute discretion and on the recommendation of the Compensation and Benefits Committee, determines otherwise.

Entitlement to PSUs and RSUs previously granted is prorated on the basis of the numbers of days since the resignation compared to the total number of days in the performance period and vesting period.

The performance period and vesting period are not accelerated.

If the Board determines that the shares of the successor entity are an appropriate substitute, the performance and vesting period shall be deemed to have ended as of the date of the termination.

Benefits	Cease on the last day of employment	Cease on the last day of employment	Entitlement to maintain benefits for the severance period.	Cease on the last day of employment. Defined contribution plan participants will be paid their account balance.	Entitlement to maintain benefits for the severance period.

The following tables illustrate the various payments that would have been made to the CFO and COO in case of resignation, termination (with or without cause), retirement or change of control, assuming that the event occurred on December 31, 2019 and payment in lieu of notice had occurred:

CFO		Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control
Base Salary		Nil	Nil	$630,000	Nil	$630,000
STIP		Nil	Nil	Nil	Nil	Nil
Long-term Incentive	PSUs	Nil	Nil	Nil	Nil	$0(1)
	RSUs	Nil	Nil	Nil	Nil	$32,901(2)
TOTAL		Nil	Nil	$630,000	Nil	$662,901

Notes:

62	Turquoise Hill Resources Ltd. 2019 Proxy Circular

(1)	PSU payout for a performance period ending on December 31, 2019 would amount to C$0 since Turquoise Hill’s performance would equate to a multiplier of 0%.

(2)

RSU payout for a vesting period ending on December 31, 2019 is calculated using the five-day volume weighted average price (“VWAP”) of the Common Shares on the TSX for the period ending on December 31, 2019 ($0.93).

COO		Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control
Base Salary		Nil	Nil	$785,031(1)	Nil	$785,031(1)
STIP		Nil	Nil	Nil	Nil	Nil
Long-term Incentive	PSUs	Nil	Nil	Nil	Nil	Nil
	RSUs	Nil	Nil	Nil	Nil	Nil
TOTAL		Nil	Nil	$785,031	Nil	$785,031

Notes:

(1)	Due to her previous role with Rio Tinto and as per legacy agreements with the latter, Ms. Dudley is eligible to certain additional payments not included in this table.

63	Turquoise Hill Resources Ltd. 2019 Proxy Circular

COMPENSATION DISCLOSURE FOR DIRECTORS

ELEMENTS OF DIRECTOR COMPENSATION

All independent Directors receive a cash base annual retainer of C$100,000 (C$250,000 for the Chair of the Board) (the “Annual Base Cash Retainer”). Directors who are not executives of Turquoise Hill but are employees of Rio Tinto (“Non-Independent Directors”) receive a base annual retainer of C$100,000 paid directly to Rio Tinto pursuant to Rio Tinto’s corporate policy.

Elements of director compensation in 2019 are described in the following table:

Compensation Element		Amount Payable (C$)
Annual Base Cash Retainer	Chair of the Board Independent and Non-Independent Directors	250,000 100,000
Annual DSU Compensation Amount	Chair of the Board Independent Directors	250,000 100,000
Committee chair retainers	Audit Committee Chair Compensation and Benefits Committee Chair Health, Safety, Environment and Communities Committee Chair Nominating and Corporate Governance Committee Chair	50,000 30,000 30,000 20,000
Meeting fee (per meeting)	Independent and Non-Independent Directors	2,000
Travel fee (per quarter, if travelled for more than three hours)	Independent and Non-Independent Directors	2,000

Each Independent Director can elect to receive part or the entirety of their Annual Base Cash Retainer in the form of DSUs, in addition to the Annual DSU compensation amount.

All fees payable to the Non-Independent Directors, including attendance and travel fees, are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

From time to time, the Board may form ad hoc committees to assist in the discharge of its responsibilities. During 2019, the Corporation’s independent Directors held two ad hoc committee meetings. Additional details with respect to these meetings are found in Section “Summary of Board and Committee meetings held”. Committee members were entitled to a meeting fee of $2,000 and the chair of the committee was entitled to receive a meeting fee of $2,500.

Deferred share units

On May 10, 2013, the Board approved the DSU Plan and also approved an annual grant of DSUs to each Independent Director. The purpose of the DSU Plan is to strengthen the alignment of interests between Independent Directors and Shareholders by linking part of annual director compensation to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation through the motivation, attraction and retention of Directors. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to adopt and amend rules and regulations and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board.

64	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Under the DSU Plan, the Board, on the recommendation of the Compensation and Benefits Committee, determines an amount of annual compensation to which each Independent Director shall be entitled (the “Annual DSU Compensation Amount”), which amount shall be payable in the form of DSUs and which is in addition to the annual Board and Committee cash retainers noted above. It has been the practice to award Annual DSU Compensation Amounts equivalent to the Annual Base Cash Retainer of each Independent Director. The number of DSUs to be granted to an Independent Director is determined by dividing the Annual DSU Compensation Amount by the “fair market value” of a Common Share for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation and Benefits Committee, rounded to the nearest 10 DSUs. DSUs cannot be granted during a period when a participant is prohibited from trading in the Corporation’s securities pursuant to the Corporate Disclosure, Confidentiality and Securities Trading Policy, or any other restrictions imposed by the Corporation (“Blackout Period”). “Fair market value” for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the New York Stock Exchange (the “NYSE”), as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Each DSU held by a participant under the DSU Plan who ceases to be a Director is redeemable by the Corporation on the date such person ceased to be a Director for any reason, including the death of the Director (the “Separation Date”). If the relevant Separation Date for a Participant occurs during a Blackout Period applicable to such Participant, then the date on which such DSU becomes redeemable shall be the close of business on the business day following the expiration of the Blackout Period. A participant may, by written notice to the Corporation and following the process covered under the DSU Plan, elect a date, outside of a Blackout Period, on which to redeem all of its DSUs (the “Redemption Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Redemption Date is made to the Director as soon as practicable after the elected Redemption Date and in any event no later than on December 15 of the next calendar year after such Participant’s Separation Date. Should a participant fail to elect a Redemption Date, a cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date is made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares. If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited as of the distribution payment date. The number of additional DSUs (including fractional DSUs to two decimal places) to be credited are determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Such additional DSUs are subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each Independent Director has will be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan.

The DSU Plan further provides that the Compensation and Benefits Committee has the right to make such adjustments as it deems appropriate upon the occurrence of any other event which has an impact on the amount of cash to be remitted to an Independent Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

Director Shareholding Guidelines

On May 10, 2013, the Board of Directors approved the Director Shareholding Guidelines which apply to all independent Directors (the “Director Guidelines”). The Director Guidelines promote share ownership by Directors to better align the Director’s interests with those of the Shareholders.

The Director Guidelines provide that independent Directors should aim to hold Common Shares or DSUs with an aggregate value equal to at least three times their Annual Base Cash Retainer within a three-year period starting on the later of (i) the coming into effect of the Director Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable. The value of the Common Shares held by a Director is calculated using the greater of the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined or the purchase value at the date on which they were acquired. The value of the DSUs, all of which are vested, held by a Director used in making the determination will be the greater of the VWAP of the Common Shares on the TSX

65	Turquoise Hill Resources Ltd. 2019 Proxy Circular

or the NYSE for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined or the value at the time of the grant.

Director	Total Common Shares and DSUs	Target	End of Three-Year Period	Percentage of Target Met	Guidelines Met

R. Peter Gillin	419,788	3X Annual Base Cash Retainer (C$750,000)	May 2020(1)	177%	Met

Russel C. Robertson	482,358	3X Annual Base Cash Retainer (C$300,000)	May 2016	457%	Met

Maryse Saint-Laurent	145,280	3X Annual Base Cash Retainer (C$300,000)	May 2020	127%	Met

George R. Burns(2)	Nil	3X Annual Base Cash Retainer (C$300,000)	January 2023	0%	On track

Notes:

(1)	Mr. Gillin was appointed Chair of the Board effective January 1, 2017 at which point his target increased to C$750,000 (from C$300,000).

(2)	Mr. Burns was appointed as Director effective January 21, 2020 and has not received any DSU grants or acquired any Common Shares as of today.

DIRECTORS’ TOTAL 2019 COMPENSATION

The following table reflects compensation earned by Independent Directors in respect of fiscal 2019 under the compensation arrangements described above.

Mr. Quellmann, the Corporation’s CEO, is currently a Director of the Corporation. Mr. Quellmann does not receive any compensation for his role as Director of the Corporation.

Name	Fees Earned(C$)				Share-Based Awards (C$)(4)	All other Compensation (C$)	Total Compensation (C$)
	Annual Retainer(1)(2)		Meeting fees(3)	Travel fees
	Paid in Cash	Paid in DSUs

Alan Chirgwin(5)(6)	$100,000	Nil	$62,000	$8,000	Nil	Nil	$170,000

George R. Burns(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

James W. Gill(8)	Nil	$97,500	$30,000	Nil	$100,000	$158,650(9)	$386,150

R. Peter Gillin(2)	$250,000	Nil	$82,000	Nil	$250,000	Nil	$582,000

Stephen Jones(5)(6)	$100,000	Nil	$60,000	$8,000	Nil	Nil	$168,000

Ulf Quellmann(10)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Russel C. Robertson(2)	Nil	$150,000	$76,000	Nil	$100,000	Nil	$326,000

Maryse Saint- Laurent(2)	$150,000	Nil	$82,000	$8,000	$100,000	Nil	$340,000

Notes:

(1)	Directors may elect to receive their annual cash retainer in the form of DSUs.

(2)

The fees earned by Ms. Saint-Laurent, Messrs. Gillin, Robertson, and Dr. Gill include the retainers for acting as Chairs of the Board, the Audit, Compensation and Benefits, Health, Safety, Environment and Communities, and Nominating and Corporate Governance Committees, as applicable.

66	Turquoise Hill Resources Ltd. 2019 Proxy Circular

(3)	Amount includes per meeting fees paid for all Directors meetings. See Section “Summary Board and Committee meeting held“ under “Business of Meeting – Election of directors”.

(4)

“Share-Based Awards” includes the fair value of DSUs granted to non-executive independent Directors in respect of the 2019 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued, but excludes the DSUs granted in respect of fees earned and for which Directors have elected to receive DSUs instead of cash.

(5)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto and Rio Tinto nominees on the Board are not eligible to receive DSUs given their entitlements under Rio Tinto incentive plans.

(6)	In accordance with Rio Tinto corporate policy, Director fees otherwise payable to Messrs. Chirgwin and Jones, as Rio Tinto nominees on the Board, were paid directly to Rio Tinto.

(7)	Mr. Burns was appointed as Director of the Corporation on January 21, 2020 and has therefore received no compensation from the Corporation in fiscal 2019.

(8)

Dr. Gill resigned as a Director of the Corporation effective July 9, 2019. The compensation information presented above, including the retainers for acting as Chair of the Health, Safety, Environment and Communities Committee, has been prorated to reflect compensation earned between December 31, 2018 and the date of his resignation.

(9)	Following his resignation effective July 9, 2019, the Corporation made an additional payment to Dr. Gill in the amount of $158,650 for past services provided to the Corporation.

(10)

Mr. Quellmann is not entitled to receive any fees in his capacity as Director as he is the CEO of the Corporation. All compensation information for Mr. Quellmann is included in the Section “Summary Compensation Table” of this Circular.

SHARE-BASED AWARDS

The Corporation no longer has a stock option plan in place and no Director held unexercised options of the Corporation as at December 31, 2019.

The following tables set forth information with respect to the Directors‘ DSUs held as at December 31, 2019. Please note that DSUs vest upon their grant:

Name	Share-Based Awards – Value Vested During the Year (C$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)
James W, Gill(2)	$197,500	Nil
R. Peter Gillin	$250,000	Nil
Russel C. Robertson	$250,000	Nil
Maryse Saint-Laurent	$100,000	Nil

Notes:

(1)

The “Share-Based awards – Value Vested During the Year” includes the fair value of DSUs granted to non-executive independent Directors in respect of the 2019 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued, and includes the DSUs granted in respect of fees earned and for which Directors have elected to receive DSUs instead of cash.

(2)

Although DSUs vest upon their grant, the amounts granted to Directors are not realized until the Separation Date or the Redemption Date, as defined in the DSU Plan. For more details on the DSUS, see Section “Deferred Share Units”.

	Share-Based Awards
Name	Number of DSUs held	Market or Payout Value of vested DSUs not paid out or distributed (C$)(1)
R. Peter Gillin	389,788	$210,486
Russel C. Robertson	442,038	$238,701
Maryse Saint-Laurent	124,480	$67,219

Note:

(1)

The “Market or Payout Value of vested DSUs not paid out or distributed” is calculated by multiplying the number of DSUs held by a Director by the five-day VWAP of the Common Shares on the TSX for the period ending on March 18, 2019 (C$0.54)

67	Turquoise Hill Resources Ltd. 2019 Proxy Circular

SPECIAL BUSINESS - SHARE CONSOLIDATION

By resolution approved on March 20, 2020, the Board of Directors authorized the submission to Shareholders of Share Consolidation Resolution set forth in Schedule “A” to this Circular approving an amendment to the Corporation’s Restated Articles of Incorporation (“Articles of Amendment”) to consolidate its issued and outstanding Common Shares into a lesser number of Common Shares, often referred to as a reverse stock split.

If the Share Consolidation Resolution is approved, the Board of Directors will have the authority, in its sole discretion, to select the exact Share Consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every five pre-consolidation shares and no larger than one post-consolidation share for every thirty pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of Common Shares. Approval of the Share Consolidation Resolution by Shareholders would give the Board of Directors authority to implement the Share Consolidation at any time prior to May 11, 2021. In addition, notwithstanding approval of the Share Consolidation Resolution by Shareholders, the Board of Directors may, in its sole discretion, revoke the Share Consolidation Resolution and not proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation without further approval or action by or prior notice to Shareholders. It is expected that the post-consolidation Common Shares will commence trading on the TSX and the NYSE at the opening of trading two or three trading days following the effective date of the Share Consolidation shown in the certificate of amendment issued by the Registrar of Corporations pursuant to the YBCA or such other date indicated in the Articles of Amendment.

The Board of Directors believes that having the authority to select the Share Consolidation ratio within an approved range of ratios (rather than a single ratio) provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits for the Corporation and its Shareholders because it is not possible to predict market conditions at the time the Share Consolidation would be implemented. In determining which precise Share Consolidation ratio to select, if any, within the range to be authorized by the Share Consolidation Resolution, the Board of Directors may consider a number of factors, including the following:

•	the trading price of the Common Shares at that time and the expected stability of that trading price;

•	historical trading prices and trading volumes of the Common Shares;

•	the Common Shares’ continuing eligibility to remain listed on the NYSE;

•	the anticipated impact of the Share Consolidation on future trading prices and trading volumes of the Common Shares;

•	trading price thresholds that affect the ability of certain equity market participants to invest or recommend investments in the Common Shares;

•	trading price thresholds that affect the eligibility of the Common Shares to be included in stock market indices

•	the adequacy of public distribution of the Common Shares following the implementation of the Share Consolidation; and

•	prevailing general market and economic conditions.

BACKGROUND AND REASONS FOR THE SHARE CONSOLIDATION

A key reason why the Board of Directors is seeking approval to implement the Share Consolidation is to avoid the potential delisting of the Common Shares from the NYSE. The Listed Company Manual of the NYSE requires that a listed security must have an average closing price of at least US$1.00 per share over a 30-day trading period in order to remain eligible for continued listing.

On July 31, 2019, the Corporation received an automatic notice from the NYSE advising that the average closing price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the Common Shares no longer met the minimum US$1.00 average closing price requirement. Under the NYSE rules, a company that fails to meet this continued listing requirement must bring its share price and average closing price above US$1.00 by the end of the six-month period following receipt of the NYSE’s notification. However, where a company has notified the NYSE that it intends to cure its minimum price deficiency by a corporate transaction requiring approval of its shareholders, it must obtain shareholder approval by no later than its next annual meeting and implement the transaction promptly thereafter, in which case the minimum price deficiency will be deemed to be cured if the share price promptly exceeds US$1.00 and the price remains above that level for at least the following 30 consecutive trading days.

68	Turquoise Hill Resources Ltd. 2019 Proxy Circular

On August 28, 2019, the Corporation received an automatic notice from the NASDAQ advising that the minimum bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the Common Shares no longer met the minimum US$1.00 bid price requirement. Under the Listing Rules of the NASDAQ, the Corporation had 180 calendar days to regain compliance.

On November 12, 2019, the Corporation announced that it expected to seek approval from Shareholders at the Meeting for a consolidation of its outstanding Common Shares. The announcement stated that the expected consolidation was intended to cure the share price non-compliance under the continued listing rules of both the NYSE and the NASDAQ.

On February 14, 2020, the Corporation announced that it had provided written notice to NASDAQ regarding its intention to voluntarily delist from the NASDAQ. Given that trading on the NASDAQ represented only approximately 5% of the worldwide trading volume of the Common Shares in 2019, the Corporation believes that the NYSE and the TSX listings provide investors with sufficient liquidity. In addition, delisting from the NASDAQ will reduce the Corporation’s administrative costs. The NASDAQ delisting became effective on March 5, 2020.

Delisting from the NYSE could significantly reduce liquidity in the Common Shares and a sustained downturn in the market price of the Common Shares could adversely affect the Corporation’s ability to raise additional equity financing, as and when needed, and would likely significantly increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares. Additionally, some Shareholders would not be able to hold securities not listed in the United States and would therefore be forced to sell, placing additional pressure on the Corporation’s share price.

The Board of Directors believes that existing and prospective investors, especially in the United States, will perceive an investment in the Common Shares more favourably if the Corporation is listed on the NYSE. The Corporation also believes that achieving a higher market price for the Common Shares through the Share Consolidation could enhance comparability to its peers on per share metrics, as well as reduce the volatility of the Common Shares. The Share Consolidation may also make the Common Shares eligible for inclusion in certain stock market indices which could attract investments from index tracking funds, as certain stock market indices have minimum share price requirements, among other requirements. It could also attract investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price. The Share Consolidation may also increase analyst and broker interest as policies governing analysts and brokers may discourage following or recommending companies with lower stock prices. In addition, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in lower-priced stocks or tend to discourage individual brokers from recommending lower-priced stocks to their customers, in part because processing of trades in lower-priced stocks may be economically unattractive.

The Share Consolidation will not affect any Shareholder’s percentage ownership interest or proportionate voting power in the Corporation, other than as a result of the creation and disposition of fractional share interests as described below. Likewise, all equity awards granted, the number of Common Shares reserved for issuance and any maximum number of Common Shares with respect to which equity awards may be granted to any participant, under the Corporation’s equity incentive plans, will be adjusted as a result of the Share Consolidation, such that the number of Common Shares underlying outstanding PSUs, RSUs and DSUs will be reduced proportionately such that its underlying award value will not change as a result of the Share Consolidation.

69	Turquoise Hill Resources Ltd. 2019 Proxy Circular

RISKS ASSOCIATED WITH THE SHARE CONSOLIDATION

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the operation and development of the Oyu Tolgoi mine, general industry conditions including commodity prices, geopolitical developments, the market’s perception of the Corporation’s business and prospects and other factors, including ongoing economic and capital market impacts of the novel coronavirus pandemic, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Share Consolidation to the extent necessary to cure the minimum price deficiency and avoid a delisting of the Common Shares from the NYSE or that the market price of the Common Shares will not decrease in the future and create another minimum price deficiency. There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the NYSE or that the Common Shares will not be delisted because the Corporation fails to meet other continued listing requirements of the NYSE.

The market price of the Common Shares immediately following the implementation of the Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Share Consolidation multiplied by the consolidation ratio that is selected by the Board of Directors pursuant to the terms of the Share Consolidation Resolution but there is no assurance that the anticipated market price immediately following the implementation of the Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Corporation’s Common Shares (the market price multiplied by the number of Common Shares outstanding) after the implementation of the Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, increasing analyst and broker interest in the Common Shares and reducing volatility in the trading of the Common Shares, there is no assurance that implementing the Share Consolidation will achieve this result. As a result, the trading liquidity of the Common Shares may not necessarily improve.

If the Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of the Corporation and the adjusted market price of the Common Shares following the Share Consolidation may be lower than they were before the Share Consolidation took effect. Consequently, the reduced number of Common Shares that would be outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Share Consolidation will, in all likelihood, result in some Shareholders owning “odd lots”of fewer than 100 Common Shares on a post-consolidation basis. For more details see Section “Effects of the Share Consolidation – General”.

The Share Consolidation may also create an immaterial element of dilution for certain Shareholders because the Share Consolidation is likely to create fractional Common Shares. For more details, see Section “Effects of the Share Consolidation — No Fractional Shares” below.

70	Turquoise Hill Resources Ltd. 2019 Proxy Circular

EFFECTS OF THE SHARE CONSOLIDATION

General

If the Share Consolidation is approved and implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board of Directors. At the close of business on March 18, 2020, the closing price of the Common Shares on the TSX was C$0.46, the closing price of the Common Shares on the NYSE was US$0.32 and there were 2,012,314,469 Common Shares issued and outstanding. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, depending on the Share Consolidation ratio selected, the number of Common Shares then issued and outstanding (disregarding any resulting fractional Common Shares) will be as follows:

Share Consolidation ratio	Approximate percentage reduction in Common Shares Outstanding	Common Shares Outstanding
1-for- 5	80.0	402,462,894
1-for-10	90.0	201,231,447
1-for-15	93.3	134,154,298
1-for-20	95.0	100,615,723
1-for-25	96.0	80,492,579
1-for-30	96.7	67,077,149

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional shares (see Section “No Fractional Shares” below).

The Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Share Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of the Exchange Act and Canadian securities laws and the Common Shares will continue to be listed on the TSX under the symbol “TRQ”. If the implementation of the Share Consolidation cures the minimum price deficiency and the Corporation continues to meet the other listing requirements of the NYSE, the Common Shares will continue to be listed on the NYSE under the symbol “TRQ”. In each case, the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Share Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Share Consolidation. The number of registered Shareholders will not be affected by the Share Consolidation (except to the extent any are cashed out as a result of holding fractional shares).

The Share Consolidation will result in some shareholders owning “odd lots” of fewer than 100 Common Shares or “mixed lots” of less than even multiples of 100 Common Shares. Odd lot shares (including the odd lot portion of a mixed lot) may be more difficult to sell, and brokerage commissions or other costs of transactions may be higher than the costs of transactions in standard trading units of even multiples of 100 Common Shares (referred to as “round lots” or “board lots”). Further, because public data feeds that display stock market quotes generally include only standard trading units, odd lot orders and the odd lot portions of mixed lot orders are unable to trade against the displayed liquidity and, thus, are not covered by applicable order protection regulations in Canada and the United States that require a sale order to be executed at the best available (i.e., highest) bid price. Accordingly, holders selling odd lot shares may do so at a price that is lower than the quoted bid price and may have a reduced ability to ascertain whether or not they are getting the best available price when selling their shares.

71	Turquoise Hill Resources Ltd. 2019 Proxy Circular

The Board of Directors has considered these potential effects, as well as its understanding of the procedures that have been put in place by the TSX and the NYSE for the execution of odd lot orders, and believes that holders wishing to sell their odd lot holdings on such stock exchanges should be able to do so without significant difficulty and that any disadvantages that may be experienced by such holders will be outweighed by the anticipated benefits of the Share Consolidation.

Effect on Performance Share Units, Restricted Share Units and Deferred Share Units

As of the date of this Circular, there were 733,939 unvested PSUs held by executive officers issued under the Corporation’s PSU Plan, 185,222 unvested RSUs held by executive officers issued under the Corporation’s Long-term Incentive Plan and 996,626 DSUs held by Directors who are not executives of the Corporation issued under the Corporation’s DSU Plan. Upon the completion of the Share Consolidation, each then outstanding PSU, RSU and DSU will be reduced proportionately such that its underlying award value will not change as a result of the Share Consolidation.

Effect on Share Certificates

If the Share Consolidation is approved and implemented, those registered Shareholders who will hold at least one new post-consolidation Common Share will be required to exchange their share certificates representing their pre-consolidation Common Shares for new share certificates representing their new post-consolidation Common Shares or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of new post-consolidation Common Shares they hold following the Share Consolidation. DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate.

A letter of transmittal that contains instructions on how to surrender Common Share certificate(s)/DRS Advice(s) representing pre-consolidation Common Shares to the transfer agent of the Corporation, AST Trust Company (Canada), is enclosed with this Circular. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post-consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered Shareholder holds following the Share Consolidation. Non-registered Shareholders who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) should contact their intermediaries with respect to the Share Consolidation.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered Shareholder is entitled as a result of the Share Consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their pre-consolidation share certificate(s) for exchange, registered Shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered Shareholder whose pre-consolidation certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent. The Corporation recommends that such certificates and documents be delivered by hand to the transfer agent and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that appropriate insurance be obtained.

Effect on Uncertificated Shares

If the Share Consolidation is effected, the holders of Common Shares who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Corporation’s transfer agent or, for beneficial owners, by their brokerage firms, banks, trusts or other nominees that hold in “street name” for their benefit, as the case may be, to give effect to the Share Consolidation. Such holders do not need to take any additional actions to exchange their pre-consolidation book-entry shares, if any, for post-consolidation shares.

72	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Effect on Non-registered Shareholders

Non-registered Shareholders holding their Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered Shareholders. If you hold your Common Shares through an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Share Consolidation. Accordingly, following the Share Consolidation, any Shareholder who has a fractional entitlement to Common Shares, will not have a proportionate shareholding of post-consolidation Common Shares exactly equal to their proportionate holding of pre-consolidation Common Shares.

Any and all such fractional shares will be aggregated and sold by our transfer agent and registrar on the market. In the event that the proceeds therefrom, net of brokerage commissions, expenses and withholding taxes, exceed US$5, such proceeds shall be paid to the relevant Shareholders in proportion to such Shareholders’ fractional entitlements. Where the net proceeds of sale amount to US$5 or less, the Board of Directors is of the view that, as a result of the disproportionate costs, it would not be in the Corporation’s best interests to distribute such proceeds of sale, which will instead be retained for the benefit of the Corporation. After the Share Consolidation, then current registered Shareholders will have no further interest in us with respect to their fractional Common Shares and such Shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares other than the right to receive payment therefor as described herein. The elimination of fractional interests will reduce the number of post-consolidation registered Shareholders to the extent that there are registered Shareholders holding Common Shares that are not in a multiple of 15 if, for illustrative purposes only, the Share Consolidation ratio is 15-for-1. This is not, however, the purpose for which we are proposing to effect the Share Consolidation.

For the avoidance of doubt, the Corporation is only responsible for dealing with fractions arising on registered holdings. For Shareholders whose Common Shares are held in through an intermediary (a securities broker, dealer, bank or financial institution), the effect of the Share Consolidation on their individual shareholdings will be administered by the intermediary. The effect is expected to be the same as for registered Shareholders, however, it is the intermediary’s responsibility to deal with fractions arising within their customer accounts, and not the responsibility of the Corporation.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights in connection with the Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per Common Share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, basic and diluted income or loss per Common Share attributable to owners of the Corporation and other per share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE CONSOLIDATION

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a beneficial owner of the Corporation’s Common Shares whose shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its Common Shares as capital property and deals at arm’s length and is not affiliated with the Corporation (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade.

73	Turquoise Hill Resources Ltd. 2019 Proxy Circular

This summary does not apply to a Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Tax Act, (iii) to which the “functional currency” reporting rules in section 261 of the Tax Act apply, (iv) an interest in which is a “tax shelter investment” for purposes of the Tax Act, (v) that is a foreign affiliate, as defined in the Tax Act, of a taxpayer resident in Canada, or (vi) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to the Common Shares. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

In general, a Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, and the aggregate adjusted cost base to a Canadian Holder of all its Common Shares will be the same after the Share Consolidation as it was before the Share Consolidation. However, to the extent that a Resident Holder receives cash from the sale of fractional Common Shares in lieu of receiving a fraction of a Common Share as described above under the heading “No Fractional Shares”, such a Resident Holder will be considered to have disposed of such fractional share otherwise receivable for proceeds of disposition equal to the cash received, and will thereby realize a capital gain (or a capital loss) equal to the amount by such cash exceeds (or is less than) the aggregate of the adjusted cost base (as defined in the Tax Act) of such fractional Common Share to the Resident Holder and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

74	Turquoise Hill Resources Ltd. 2019 Proxy Circular

A Resident Holder that throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or, in certain circumstances, another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold common shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere, and to non-residents whose Common Shares have been deemed to be “taxable Canadian property” in certain circumstances.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless such Common Share: (i) is “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act; and (ii) is not “treaty-protected property” of the Non-Resident Holder at the time of the disposition. Common Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such shares would, because of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, be exempt from tax under Part I of the Tax Act.

Common Shares have not derived more than 50% of the fair market value directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) during the preceding 5 years, and as such Common Shares will generally not constitute “taxable Canadian property” to a Non-Resident Holder. Moreover, a Non-Resident Holder will generally not realize a capital gain or a capital loss as a result of the Share Consolidation, and the aggregate adjusted cost base to a Non-Resident Holder of all its Common Shares will be the same after the Share Consolidation as it was before the Share Consolidation. The Share Consolidation will therefore generally not be a taxable event in Canada for Non-Resident Shareholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE CONSOLIDATION

The following discussion is a general summary of certain U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Corporation will not request any rulings from the Internal Revenue Service on the tax consequences described below. The Internal Revenue Service or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk

75	Turquoise Hill Resources Ltd. 2019 Proxy Circular

reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) holders subject to the alternative minimum tax; (xii) U.S. expatriates; (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies; and (xiv) holders that are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction or U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a U.S. Holder is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

For U.S. federal income tax purposes, the Share Consolidation should constitute a “recapitalization” followed by a sale of any fractional Common Share to which a U.S. Holder is entitled.

A U.S. Holder generally should recognize gain or loss upon the Share Consolidation only to the extent of the difference between (i) the amount of cash distributable to such U.S. Holder on account of any fractional Common Share sold on behalf of such U.S. Holder (regardless of whether such amount is actually distributed) and (ii) the amount described in clause (ii) of the first sentence of the next paragraph. Such gain or loss should generally be long- or short-term capital gain or loss, depending on the U.S. Holder’s holding period in the fractional Common Shares, determined in accordance with the following paragraph. Any net proceeds from such sale that are not distributed to a U.S. Holder, other than amounts withheld and remitted to the Internal Revenue Service or other taxing authority on behalf of such U.S. Holder, should be treated as additional capital contributed by such U.S. Holder to the Corporation.

A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal (i) the aggregate tax basis of the Common Shares surrendered, reduced by (ii) the pro rata portion of such tax basis allocable to any fractional Common Share sold on behalf of such U.S. Holder and increased by (iii) the amount of any cash received but not distributed to such U.S. Holder on account of such sale, other than any portion of any such amount that is withheld and remitted to a taxing authority on behalf of such U.S. Holder. Such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered, except that any amount treated as a new capital contribution to the Corporation by a U.S. Holder will result in a new holding period in a portion of such U.S. Holder’s Common Shares. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares, and the effect of the various holding periods on the character of the gain or loss described above.

76	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should not be subject to U.S. tax on such exchange. However, a Non-U.S. Holder may be subject to the backup withholding rules described below if the Non-U.S. Holder fails to establish its “foreign” status for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payments of proceeds from the sale of fractional Common Shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the recipient of such payment is a corporation or other “exempt recipient.” For this purpose, any such proceeds retained by the Corporation will be treated as if they were paid to the applicable Shareholder. Backup withholding (currently at a 24% rate) may apply to such payments if a Shareholder fails to provide a correct taxpayer identification number or otherwise fails to establish such Shareholder’s exemption from backup withholding. The amount of any backup withholding made from a payment to a Shareholder will generally be allowed as a credit against such Shareholder’s U.S. federal income tax liability and may entitle such Shareholder to a tax refund, provided that the required information is timely furnished to the Internal Revenue Service.

CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the NYSE.

The Common Shares are listed on the TSX and the NYSE. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The NYSE has implemented numerous rules (the “NYSE Corporate Governance Standards”) that set forth the corporate governance standards for domestic NYSE-listed companies, some of which are applicable to foreign private issuers including the Corporation.

National Instrument 52-110 (“CSA Audit Committee Rules”), the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Standards are prescriptive and require that the Board of a domestic NYSE-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE, the Corporation is not required to comply with most of the NYSE Corporate Governance Standards, and instead may comply with CSA Corporate Governance Guidelines requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that largely comply with the NYSE Corporate Governance Standards and, accordingly, the Corporation believes that its corporate governance practices are generally similar to those followed by U.S. companies under NYSE listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “C” to this Circular.

77	Turquoise Hill Resources Ltd. 2019 Proxy Circular

BOARD OF DIRECTORS

Board composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines and the applicable provisions of the NYSE Corporate Governance Standards, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of seven persons have been nominated by Management for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of four “independent directors” (as defined in the CSA Corporate Governance Guidelines and the NYSE Corporate Governance Standards) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
George R. Burns	Alan Chirgwin(1)
R. Peter Gillin	Stephen Jones(1)
Russel C. Robertson	Ulf Quellmann(2)
Maryse Saint-Laurent

Notes:

(1)	Messrs. Chirgwin and Jones, officers of Rio Tinto, are considered to be non-independent Directors as a result of the material relationship between the Corporation and Rio Tinto.

(2)	Mr. Quellmann, CEO of the Corporation and a former officer of Rio Tinto, is considered to be a non-independent Director.

Rio Tinto beneficially holds 50.8% of the Corporation’s voting securities as of March 18, 2020.

The Board believes that the nomination by management of a majority of independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the majority Shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority Shareholder.

Board Mandate

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing Shareholder value. The Board fulfills its mandate through oversight responsibility, authority and specific duties including: setting policy, appointing committees of the Board and assigning their respective mandates, and appointing the CEO. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities.

A copy of the Board Mandate, as revised, is annexed as Schedule “E” hereto.

Corporate disclosure

The Corporation has a Corporate Disclosure, Confidentiality and Securities Trading Policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee includes the

78	Turquoise Hill Resources Ltd. 2019 Proxy Circular

CEO, the CFO, the COO, the Head of Investor Relations and Corporate Communications, and the General Counsel and Corporate Secretary. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee, in consultation with the Corporation’s controlling shareholder, makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Disclosure Committee and the Nominating and Corporate Governance Committee review the Corporate Disclosure, Confidentiality and Securities Trading Policy at least annually and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Corporation’s material disclosure documents, including its Annual Report, Annual Information Form and Management Proxy Circular are reviewed by the Disclosure Committee, the Nominating and Corporate Governance Committee, the Audit Committee and to the extent applicable the Health, Safety, Environment and Communities Committee and are recommended to the Board for approval. The Corporation’s disclosure in the compensation discussion and analysis section of this circular is reviewed by the Disclosure Committee and the Compensation and Benefits Committee and recommended to the Board for approval. The Corporation’s Annual and Quarterly Financial Statements, Management’s Discussion and Analysis and other financial disclosure are reviewed by the Disclosure Committee and the Audit Committee and recommended to the Board for approval prior to its release.

Risk oversight

The Corporation also has a Strategy and Risk Management Committee composed of senior executives of the Corporation which reports to the Board periodically. The Board of Directors is responsible for risk oversight and approves management’s approach to risk monitoring and classification. The Audit Committee reviews the Corporation’s risk register together with the risk mitigation plan and assessment semi-annually.

The Strategy and Risk Management Committee focuses on the most pressing and important risks to Turquoise Hill. Risk mitigation strategies are also identified and reviewed.

A detailed discussion of the risks faced by the Corporation can be found in the Corporation’s Annual Information Form dated March 18, 2020, available on SEDAR at www.sedar.com.

Strategy development and oversight

The Board of Directors oversees the development of the Corporation’s strategic plan through an annual strategy session. In addition, the Board reviews and approves the strategic plan, along with its annual update. The strategic plan addresses the Corporation’s near to long-term challenges and opportunities.

The Corporation’s current strategic plan is centered on unlocking Oyu Tolgoi’s full potential and advancing value for Shareholders. This is achievable through the completion of the underground development at Oyu Tolgoi, transforming Turquoise Hill’s main asset into a tier 1 asset with a unique ore body size and grade, and a productive, local workforce dedicated to making Oyu Tolgoi a success.

Meetings of the Board

The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conference. Management communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

79	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Shareholder engagement

The Board believes that regular, transparent communication with our Shareholders and other stakeholders is essential to the Corporation’s long-term success. We value the views of all of our Shareholders and other stakeholders, and the input that we receive from them and aim to maintain regular engagements with them. Through these engagements, we seek to ensure that our corporate governance can accommodate the demands of our business environment and remain responsive to the priorities of our Shareholders and other stakeholders.

In order to ensure that we can be responsive to our Shareholders and other stakeholders, in 2018, the Board adopted a Shareholder Engagement Policy to formalize how Shareholders can engage with management and the Board. Our Shareholder Engagement Policy can be found on our website at www.turquoisehill.com/company/corporate-governance. We believe that regular and constructive engagement with our Shareholders is important in contributing to good corporate governance and transparency. We communicate with Shareholders and other stakeholders through various channels, including our Annual Report, Annual Information Form, Management Proxy Circular, quarterly reports, press releases, website, industry conferences, quarterly investor conference calls, and other meetings involving management or members of the Board. Our quarterly earnings call is open to all, over the phone or online, and now features a live webcast with a presentation of the results. In the last year, the Board has engaged with the Corporation’s principal minority Shareholders by way of phone calls, email exchanges and in-person meetings.

We recognize that feedback from Shareholders assists management in understanding what information and disclosure is most meaningful and helpful to Shareholders and the broader investment community. All shareholder inquiries and comments relating to Turquoise Hill’s business and operations, financial results, strategic direction and similar matters should be directed to Turquoise Hill’s Investor Relations team at Info@turquoisehill.com. Management engages with Shareholders during formal investor and shareholder presentations, including an annual site visit at Oyu Tolgoi. This engagement is coordinated through the Corporation’s Investor Relations office.

The Board of Directors and senior management regularly engage with the Corporation’s minority Shareholders, as well as its majority Shareholder. Over time, the Corporation’s Board has implemented various changes as a result of such shareholder engagement, including the Corporation:

●	hiring a new CEO who is a direct employee of Turquoise Hill and reports exclusively to the Board;

●	aligning the NEOs’ employment and compensation with the CEO’s structure so that the Corporation directly employs its CEO, CFO and COO;

●	committing itself to increasing its direct participation in the management of Oyu Tolgoi, including the various Oyu Tolgoi working groups that interact with the Government of Mongolia;

●	implementing a long-term incentive plan in Turquoise Hill share-based compensation to align executives’ compensation with the interests of all Shareholders; and

●	appointing Mr. Burns as a Director to ensure that the Board has the appropriate mix of skills and expertise.

While Turquoise Hill’s governance structure is founded and limited by contractual agreements between Turquoise Hill and its majority Shareholder, its Directors are committed to understanding shareholder expectations, perspectives and concerns with a view to advancing in good faith the best interests of the Corporation. To that end, the Board has designated the Chair of the Board as its agent to receive communications addressed to the Board or any director. Shareholders or other stakeholders may communicate with the Board by writing to the Chair, as follows: Peter.Gillin@turquoisehill.com.

BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee, the Nominating and Corporate Governance Committee and the Health, Safety, Environment and Communities Committee.

80	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s independent auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Mr. Robertson (Chair), Ms. Saint-Laurent and Mr. Burns, all of whom are nominees of management for election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Mr. Robertson, Ms. Saint-Laurent and Mr. Burns satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules and the NYSE Corporate Governance Standards. All Directors are invited guests to all meetings of the Audit Committee, even if they are not members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Robertson has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 18, 2020, available on SEDAR at www.sedar.com.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the pre-approval of any non-audit mandates of the external auditors, which pre-approval was modified to services above $250,000 by a resolution of the Board of Directors in March; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board, on the recommendation of the Nominating and Corporate Governance Committee, reviews and reassesses the adequacy of the Audit Committee charter on an annual basis. The charter of the Audit Committee is available on SEDAR at www.sedar.com in the Corporation’s Annual Information Form dated March 18, 2020.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Audit Committee’s discretion.

Furthermore, the internal auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, there is a session to discuss matters with the internal auditors without management being present. The Audit Committee has the authority to call a meeting with the internal auditors without management being present, at the Audit Committee’s discretion.

The charter of the Audit Committee provides, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

81	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors.

The Compensation and Benefits Committee currently consists of Ms. Saint-Laurent (Chair), Mr. Robertson, and Mr. Burns, all of whom are nominees of management for election as Directors at the Meeting. All members of the Compensation and Benefits Committee qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. See Section “Compensation and Benefits Committee” for additional details on the mandate and composition of the Compensation and Benefits Committee.

Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members, and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Ms. Saint-Laurent (Chair), and Messrs. Robertson and Chirgwin, all of whom are nominees of management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. The overall composition of the Nominating and Corporate Governance Committee meets the requirements of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards. Although the Nominating and Corporate Governance Committee is not composed entirely of independent Directors, the Committee consults independent Directors, minority Shareholders and holds discussions in camera, as necessary, in order to ensure that its decisions are impartial and reflective of the diverse interests of its Shareholder and broader stakeholder base.

Health, Safety, Environment and Communities Committee

The Health, Safety, Environment and Communities (“HSEC”) Committee of the Board currently consists of Messrs. Jones (Chair), Burns and Quellmann. The role of the HSEC Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to sustainable development matters affecting the Corporation in the following areas: health, safety, environment (including climate change) and relationships with communities.

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITIES

The Corporation has a Health, Safety, Environment and Communities Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of people affected by the Corporation or its subsidiaries including employees, contractors and communities. The Corporation is dedicated to performing its duties in a safe, sustainable and environmentally responsible manner.

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading AIFR of 0.16 per 200,000 hours worked for the year ended December 31, 2019. In addition, there are additional safety metrics that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

The Corporation’s Code of Business Conduct reflects the Corporation’s strong commitment to undertaking its business with integrity and requires that all employees, consultants, officers and directors adhere to rigorous standards of corporate governance and contribute to sustainable development. The Code of Business Conduct specifically addresses questions of health, safety and environmental protection.

82	Turquoise Hill Resources Ltd. 2019 Proxy Circular

The Corporation’s commitment to health, safety and environment also extends to communities that can be affected by the Corporation’s activities. The Corporation supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. The Corporation also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of indigenous peoples acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

Health

The Corporation complies with the Rio Tinto Group wide occupational health standards and Mongolian occupational health regulations to improve identification and management of health risks. Rio Tinto performance standards are integrated with HSEC management systems to ensure consistent application across the Project.

Occupational health

The Corporation’s approach in managing occupational illnesses is focused on taking proactive measures and implementing strong occupational surveillance programs coupled with controls to minimise occurrences of illnesses that may develop as a result of conditions and exposures in the workplace and demonstrated through:

●	Understanding and assessing employee’s workplace exposure hazards;

●	Identifying individuals and work tasks with highest occupational illness risks;

●	Implementing occupational hygiene surveillance programs such as monitoring of occupation dust, noise, vibration, manual handling, and other exposures; and

●	Using surveillance data as foundation for implementing best prevention and mitigation strategies

These control procedures may include the substitution of harmful or toxic materials with less dangerous ones, changing of work processes to minimise work exposure, installation of exhaust ventilation systems, good housekeeping, and the provision of proper personal protective equipment.

Health awareness and wellbeing programmes

In collaboration with its health service provider International SOS, Oyu Tolgoi LLC conducts awareness programmes and runs campaigns addressing health risks such as mental health, cardiovascular disease and diabetes, and infectious diseases. These programmes are developed reflecting public health risks in Mongolia and the results of studies of the Oyu Tolgoi population. These initiatives greatly increase knowledge of health issues at Oyu Tolgoi. Individuals with underlying health conditions have been identified and provided with help. Health topics share the spotlight in the monthly HSEC themes, and healthy meal choices are a clear staple on site.

Medical preparedness and response

Due to the remoteness of the Oyu Tolgoi site, it is important to ensure our employees and contractors have access to timely emergency medical services.

Oyu Tolgoi maintains an onsite medical clinic facility managed by International SOS that provides a range of services including:

●	24/7 medical clinic access and ambulance services;

●	Internationally trained expatriate and local doctors;

●	A fully equipped emergency room with resuscitation and monitoring areas;

●	Adherence to Advanced Cardiac Life Support (ACLS) standards;

83	Turquoise Hill Resources Ltd. 2019 Proxy Circular

●	In house diagnostics; and

●	A medical evacuation service

Oyu Tolgoi also has a dedicated Emergency Response Team that is trained to deal with a range of emergency situations.

Safety

Overall in 2019 Oyu Tolgoi achieved an industry leading AIFR of 0.16 per 200,000 hours worked against a target of 0.21. OyuTolgoi Operations ended the year of 2019 with AIFR of 0.09 against target of 0.15 which represents the best safety performance to date. Oyu Tolgoi Underground ended the year of 2019 with AIFR of 0.21 against target of 0.26. Over 275,000 critical risk management verifications were completed during 2019 as part of Oyu Tolgoi’s proactive fatality prevention program.

Oyu Tolgoi’s safety performance is underpinned by a rigorous approach consisting of the following areas:

●

Leadership – Leadership is central to Oyu Tolgoi’s approach to safety with leaders expected to create and promote a safe work place by being present in the field and highly engaged with their teams. A number of tools are utilised to help leaders integrate safety into their activities and to become champions of safety improvements. Employees are encouraged to become safety leaders within their own teams and to take personal responsibility for their own safety and that of their colleagues.

●

Culture – Oyu Tolgoi LLC is working to establish a safety culture that aligns organisational and individual employee values to create a positive culture that drives consistent behaviour. All individuals at Oyu Tolgoi should feel comfortable to stop work if they feel it is unsafe to continue. Every meeting at Oyu Tolgoi starts with a “safety share”, a chance for employees to briefly describe any safety-related issue and to listen to constructive advice from colleagues who have faced and resolved similar issues.

●

Systems and processes – Oyu Tolgoi LLC seeks to adopt best practice safety management systems to deliver world-class safety performance. Oyu Tolgoi’s standards are aligned with broader Rio Tinto safety standards providing a framework to measure, monitor and continuously drive improvement in safety performance. Oyu Tolgoi LLC has successfully embedded the Kaizen process into business improvement activities to enable teams to identify and eliminate elements of work that do not add value or are obstacles to efficiency or safety. Examples of Kaizen process initiatives include elimination of root causes that may trigger failures of critical controls and identification of opportunities to improve the concentrate bagging process and border procedures.

●

Risk management – Given the scale and complexity of Oyu Tolgoi, the workforce face significant risks that must be managed carefully. Proactive measures are taken to control risks by identifying hazards, assessing the risks they pose and using controls to prevent damage and harm. Oyu Tolgoi LLC’s systems use risk assessments and controls for all tasks and utilise a variety of different tools to help manage risks in their workplace. An example of risk management innovation is the integration of the Geographic Information mapping System with high risk work activities to provide the Emergency Response Team live location and work status. Oyu Tolgoi LLC has a strong focus on critical risk management – controlling the risks that are the most serious – those that could lead to fatality or permanent injury. Over 175,000 critical risk management verifications were completed by Oyu Tolgoi LLC during 2019. Over 76,000 critical risk management verifications were completed in the Operations area and over 199,000 conducted by the Underground project during 2019.

●

Training and awareness – A key component of Oyu Tolgoi LLC’s approach is that each employee receives the training, skills and knowledge required to perform their job safely. This is provided via a combination of classroom and on-the-job courses and training. In 2013, Oyu Tolgoi LLC opened a risk demonstration centre, the first of its kind in Mongolia, which uses interactive demonstrations and activities to show the potential consequences of the risks faced. Safety campaigns run continuously throughout the year to highlight key operational risks including working at heights, hand safety, electrical safety and others.

●

Employee and contractor engagement – Oyu Tolgoi actively encourages employee and contractor participation in all aspects of safety management. Contractors are required to adhere to the same safety standards as Oyu Tolgoi employees with a team dedicated to managing contractor safety performance. Regular contractor engagement conferences provide an additional forum to share safety approaches with contractors.

84	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Water use

Oyu Tolgoi has been designed as one of the most water-efficient mines in the world with average water use of 0.39 cubic metres of water per tonne of ore processed in 2019. The water used by Oyu Tolgoi comes from a deep and saline aquifer and has no impact on drinkable water in the region. In 2019, water used by Oyu Tolgoi has been continuously recycled at an average rate of 87.2%. An independent water audit is undertaken every five years, with the last audit completed in 2016. Compliance with water management and conservation policies, standards and legislation in 2019 was ensured through diverse processes including inspections from the Government of Mongolia as well as local community field verifications.

During the course of 2019, Oyu Tolgoi successfully sealed and rehabilitated 41 exploration water bores. These areas were handed over to the local government in cooperation with local communities. Using funding through the Gobi Oyu Development Support Fund, Oyu Tolgoi began the implementation of a two-year project for the maintenance of current and creation of new herder wells. As part of the project, a total of 77 new wells have been created. These wells are used by herders as sources of water for their livestock and can substantially improve pasture usage in the Gobi Desert region.

In addition to the above and as part of the Water Communication Plan, Oyu Tolgoi has undertaken various activities in 2019, including:

●	the organization of shoreline cleaning events for local water sources; and
●	the enhancement of three natural springs in the soums of Khanbogd.

Waste management

Non-mineralised

Mining processes produce mineralised waste with this waste being pumped to storage areas for long term storage. Every effort is made to minimise the footprint of these facilities to reduce non-productive land area as much as possible. One way to minimise footprint is to maximize density of the tailings through thickening, or reduction in water content, and by design of storage facilities to maximise water drainage and collection for re-use. Minimising footprint not only positively affects environmental impact on land area and water use, but also minimizes cost for the operations.

85	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Oyu Tolgoi LLC stores mineralised waste in tailings storage facilities, which are engineered structures designed to minimise impact on the local environment. Tailings Storage Facility 1 has been in use since 2013 and is currently 49 metres high. In 2019, 40 million cubic metres were pumped to the tailings storage facility, meeting the anticipated level rise of 6 metres. The Oyu Tolgoi tailings facility uses the downstream method of wall construction and the latest independent review of the facility was carried out in February 2019.

Oyu Tolgoi LLC’s tailings risk is managed in a structured way with three levels of assurance used to monitor and reduce risk. The first level of assurance is based on the work of site teams and processes, the second level of assurance is provided by Rio Tinto with their in-house specialists providing technical reviews and monitoring the application of Rio Tinto’s Global Standard and the third level of assurance is provided by regular external reviews of the facility. The facility has been risk reviewed against the Australian National Committee On Large Dams framework.

In December 2016, the International Council on Mining and Metals published a Position Statement on Tailings Storage Facility Governance. Oyu Tolgoi LLC’s tailings standard is aligned to Rio Tinto’s group standard and procedure and is consistent with the six key elements that were identified:

- Accountability, Responsibility and Competency – accountabilities, responsibilities and associated competencies are defined to support appropriate identification and management of tailings storage facility risks;

- Change Management – risks associated with potential changes are assessed, controlled and communicated to avoid inadvertently compromising tailings storage facility integrity;

- Emergency Preparedness and Response – in the unlikely event that a potential failure event is identified, processes are in place to recognise and respond and mitigate the potential impacts;

- Planning and Resourcing – the financial and human resources needed to support continued tailings storage facility management and governance are maintained throughout a facility’s life cycle;

- Review and Assurance – internal and external review and assurance processes are in place so that controls for tailings storage facility risks can be comprehensively assessed and continually improved; and

- Risk Management – risk management associated with tailings storage facilities includes risk indentification, an appropriate control regime and the verification of control performance.

As result of the development of the underground, the amount of waste generated at Oyu Tolgoi has significantly increased. For the past two years, Oyu Tolgoi LLC has focused on continuous improvement of non-mineral waste management through the development of the long term non-mineral waste management strategy and the reduction of the waste that goes to the Waste Management Center (WMC) by improving the ability to reuse and recycle waste materials and segregating waste in the work areas. Oyu Tolgoi LLC has successfully established relationships with national recycling contractors and a Memorandum of Understanding was signed with the local Red Cross to allow Oyu Tolgoi LLC to send the re-usable items to local communities. Oyu Tolgoi LLC also started a pilot program to prepare organic compost using food waste. Initial results of the project are promising. As a result of these activities in 2019:

-	54% of total waste was diverted from the WMC by reuse and recycling, a net improvement from 46% in 2018;

-	The amount of waste landfilled per person per day has decreased from 6.7 kg to 3.4 kg since 2016; and

-	Over 2250 m3 of wood was reused in cooperation with the local Red Cross Primary Committee.

86	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Environment rehabilitation efforts and biodiversity impact

Oyu Tolgoi continued its comprehensive environmental monitoring program and maintained compliance of key environmental programs. In 2019, planned biological rehabilitation was completed on 53 hectares of land associated with off-site construction works such as road construction. Technical rehabilitation was completed on an additional 108.3 hectares which were handed back to local government.

In addition, Oyu Tolgoi supports landscaping and greening of Khanbogd. The Oyu Tolgoi site landscaping project continued in 2019. A total of 1.34 hectares area of landscaping was completed in the Oyut camp, Mazaalai mess hall, North gate and Khanbumbat airport during the course of 2019 and these landscaping efforts will continue as per the Oyut village strategic plan. Oyu Tolgoi also conducted a 1,500-tree planting campaign in Khanbogd. During the “Open Day” event, about 1000 saplings were given to local communities in Dalanzadgad.

Oyu Tolgoi also works with international non-government agencies, consultants and university researchers to ensure a net positive impact on biodiversity of the mine area. The annual biodiversity monitoring programs provide information to assess the effectiveness of the mitigation strategies that have been incorporated into the Oyu Tolgoi operational management plans. The Core Biodiversity Monitoring Program has progressed well in 2019 with a ground ungulate population survey covering around 79,000 km2 area of the South Gobi region. The capture of a total of 30 khulan and 20 goitered gazelles and the deployment of 50 satellite GPS collars provides insights into the movements and habitat use of these Gobi Desert ungulates and provides critical information for planning and assessing mitigation action. The 2019 survey results indicated a significant increase in ungulate populations, specifically khulan and goitered gazelles. Khulan population increased approximately 42% (from ~36,300 in 2014 to ~51,700 in 2019) and the goitered gazelle population increased about 71% (from ~33,627 in 2015 to ~57,380 in 2019). We believe that both favourable weather conditions and our conservation efforts through the biodiversity offset program have contributed to this excellent outcome.

Oyu Tolgoi has implemented several biodiversity offsetting projects that contribute to making a net positive impact on biodiversity and ecosystem services in the region. An example of this is the anti-poaching offsetting project in which Oyu Tolgoi is collaborating with local government agencies. This project started in 2015 as a pilot and continues to be a successful initiative. A Multi-Agency Team and a Mobile Anti-Poaching Unit were formed to improve and solve the difficulties that patrols face. The Anti-Poaching Unit consists of East, Central and West teams and patrol the Omnogobi and Dornogobi aimags. In addition, the rangers of the Small Gobi Strictly Protected Area A and B also carry out patrols in the protected areas close to Oyu Tolgoi.

Another important component of the anti-poaching project is the implementation of the Spatial Monitoring and Reporting Tool (“SMART”) software package that is used to plan patrol efforts, monitor patrols, and document the location of carcasses found by the patrols. The information collected in the SMART system can then be used to assess patrol effectiveness. The effectiveness of the SMART system has

87	Turquoise Hill Resources Ltd. 2019 Proxy Circular

enabled the Government of Mongolia to develop a working group that is examining the expansion of SMART into other protected areas in Mongolia. To support the anti-poaching programs and overall management of endangered species in the region Oyu Tolgoi also conducts khulan carcass assessments. The khulan carcass survey runs every year to provide the project with relevant information regarding poaching and natural death rate of khulan within a 50,000 km2 area of Oyu Tolgoi. The main goal of this survey is to determine the density of poached carcasses in areas believed to be experiencing high rates of poaching and to use this information in planning anti-poaching patrols.

Other offset projects include powerline insulation in order to reduce bird mortality, development of sustainable cashmere and modification of railroad fencing to lower the impact on fauna. There were several significant achievements in the offsetting projects in 2019. The development of sustainable cashmere underwent a restructure to improve long-term viability and to ensure its success. As part of a pilot, the railroad fence project saw the successful removal of two sections of the railroad fence, totaling 1,200 metres. This achievement was made possible by the involvement of multiple stakeholders including representatives from the private sector, academia, civil society organizations as well as government organizations. Initial monitoring has captured Mongolian and goitered gazelles crossing the rail using the opening made in the fence. The monitoring of wildlife movements will continue in 2020.

The biodiversity team has organized stakeholder consultation workshops with significant input from local government officials which helped them to gain a greater understanding of the underlying goals of offset programs and gained necessary support to continue these programs.

Greenhouse gases emissions

Oyu Tolgoi LLC has been measuring monthly greenhouse gases (GHG) emissions since 2012 and completes an annual GHG workbook. Greenhouse gas emission control is constantly monitored and the performance for the year ended December 31, 2019 was 2.38 tonnes CO2/unit product against an annual target of 1.96 tonnes CO2/unit product. These emissions include both Scope 1 (direct emissions from owned and controlled sources) and Scope 2 (indirect emissions from the generation of purchased energy).

	2014a	2015a	2016a	2017a	2018a	2019a
Emissions intensity (actual)	2.4	1.85	1.70	2.18	2.06	2.38
Total emissions actual (tonnes CO2-e)	1,353,130	1,463,002	1,429,626	1,572,355	1,514,205	1,596,287

Notes:

(1)

It should be noted that the emissions intensity per tonne of product measures reflects the tonnes of concentrate produced and is impacted by variability of the grade of the ore mined, which is a function of the orebody. 2020 is anticipated to be a lower-than-average grade year and the emissions intensity target reflects this.

(2)	All figures exclude the underground development project emissions

Oyu Tolgoi LLC has been implementing programs and activities aiming to reduce its GHG emissions and to save energy since 2015. Such activities include:

●	ending the use of Diesel generators for remote infrastructure, as providing permanent power supply at:

o	Training center, Khanbogd soum, Umnugobi province (2015);

o	Marshall yard, OT mine site (2017);

o	Power camp, OT mine site (2018);

88	Turquoise Hill Resources Ltd. 2019 Proxy Circular

o	Emulsion plant, OT mine site (2018); and

o	Khanbumbat permanent airport (2018).

●	the installation of walkway lighting powered by solar energy on the way from the Oyut Camp to the Bagging Plant and the Northgate. Thirty-four sections of walkway lightings were installed in 2019; and
●	the installation of runtime management equipment on air conditioners in various facilities. Over 7,000 units’ runtime has been reduced which represents a decrease of 30% in energy use for these units.

Communities

Oyu Tolgoi has had and continues to have a positive impact on the communities surrounding the mine, including partner communities (Khanbogd, Manlai, Bayan-Ovoo and Dalanzadgad soums), using formats such as the Cooperation Agreement signed in 2015 by the Umnugobi aimag, Khanbogd soum and Oyu Tolgoi LLC (the “Cooperation Agreement”). In Khanbogd, the partnership with Oyu Tolgoi LLC led to the connection of the town to a permanent power supply, funding for new educational and healthcare facilities, sealing of local roads, and programs to help improve social conditions. Construction of a new water supply system with capacity to support 13,000 residents was completed in 2016. Oyu Tolgoi LLC funded the construction of a 35.1 kilometres sealed road between Oyu Tolgoi and Khanbogd which was commissioned in late 2018 and opened in early 2019. In 2019, Oyu Tolgoi LLC reached an agreement with local herders with regards to the complaint made to the Compliance Advisor and Ombudsman’s Office. This agreement was made possible by the strong commitment of Oyu Tolgoi LLC’s management as well as the extensive engagement by Oyu Tolgoi LLC’s communities team with locals and international stakeholders to successfully implement a solution in compliance with agreed commitments.

In addition to the above achievements, under the Cooperation Agreement, Oyu Tolgoi LLC makes an annual contribution of US$5 million to the Gobi Oyu Development Support Fund (“DSF”), an independent fund that supports sustainable community development. Since its creation in September 2015, the DSF has invested US$22 million in 179 sustainable development projects and programs, which have resulted in the creation of more than 391 permanent jobs, benefits to over 390,000 community members, including scholarships for 187 students, among many other achievements. Examples of projects implemented through the DSF include:

•	the construction of a school and kindergartens to provide a convenient and comfortable learning and teaching environment to 640 students and 300 children;

•	the construction of a health care center in Mandal-Oyoo soum to provide easier access to health services;

•	the construction of a new museum in Umnugobi aimag as well as the provision of required equipment;

•	the co-funding of an integrated health care program to provide health related support to Umnugobi aimag women and youth;

•	the co-funding of a three-year program to support small to mid-sized business through the establishment of a Business Innovation and Growth Center;

•	a heating plant in Manlai soum to provide heat to 2,400 residents;

•	a Gobi grove in Manlai soum with 1,000 trees and a watering system over five hectares;

•	a flood prevention dam in Khanbogd soum;

•	disinfection program assistance for 2.3 million livestock and over 5000 winter shelters across Umnugobi aimag;

•	three high output breeds of camels protection and creation of a local brand of cashmere; and

•	the protection of 42 historical sites along with local rangers education to ensure continuing protection and preservation of those sites.

In order to update the community knowledge base, Oyu Tolgoi LLC is completing the Umnugobi socio-economic and environmental baseline study with the National Statistical Office and the United Nations Population Fund. The study provides Oyu Tolgoi LLC with the opportunity to understand key social trends and changes in the local community over the last 10 years reflecting our contributions to the community as well as an opportunity to understand the impact of working with the community.

89	Turquoise Hill Resources Ltd. 2019 Proxy Circular

Corporate practices

The table below outlines various initiatives undertaken by the Corporation in the management and disclosure of environmental and social matters affecting the Corporation’s activities:

Best practices	Corporate initiatives

Corporate culture

Turquoise Hill adopted a HSEC Policy on March 14, 2018, demonstrating our commitment to HSEC matters. Fulsome HSEC updates are provided to the Board of Directors on a quarterly basis along with a monthly overview included as part of the CEO reports to the Board of Directors. In addition, safety shares are part of all Board of Directors and management meetings which the Corporation believes foster a strong culture of HSEC consciousness throughout the Corporation.

Risk management

The Corporation’s disclosure of risk factors in this AIF includes information on key HSEC risks. Risks of significance are monitored by management. Management is able to influence the inclusion of additional HSEC risks, or elevation of existing risks in the Corporation’s principal risk register. HSEC risks are also tracked by Oyu Tolgoi LLC management on continuous basis.

Corporate strategy

Material risks are taken into account in the Corporation’s strategy. At this time, no environmental and social risk that would have an impact on the overall strategy of the Corporation has been identified and highlighted in the strategy outside of the broader risks which could have an impact on environmental and social matters.

Board composition

The Nominating and Corporate Governance Committee reviews the Board of Directors skills matrix every year to ensure that the Board of Directors is composed of the right mix of skills, knowledge and experience. The skills matrix includes a HSEC component to ensure the Board of Directors is able to meet its oversight responsibilities on all HSEC matters.

Board structure

The Board of Directors has the ultimate oversight on HSEC matters and created the HSEC Committee to help discharge its duties on these matters. The HSEC Committee meets as often as necessary, but no less than four times per year.

Board practices

The HSEC Committee meets a minimum of four times a year. All meetings of the HSEC Committee follow an established agenda and are minuted. Safety shares are part of all Board meetings which the Corporation believes foster a strong culture of HSEC consciousness.

Performance evaluation and incentives	All short-term incentive awards paid to the Corporation’s executives contain a HSEC component.

Disclosure to shareholders

Both the Corporation’s Annual Information Form dated March 18, 2020 and filed through SEDAR at www.sedar.ca and this Circular contain a dedicated section on the importance of HSEC matters for the Corporation and on HSEC matters at Oyu Tolgoi. This section is reviewed and recommended by the HSEC Committee and approved by the Board of Directors before the documents are filed.

90	Turquoise Hill Resources Ltd. 2019 Proxy Circular

INDEPENDENT DIRECTORS

The independent Directors are required to meet in camera, separately from management to discuss various matters, some of which present conflicts of interest for the full Board. In addition, an in camera session at the end of each regularly scheduled and ad hoc meeting for independent Directors of the Board is a standing agenda item for each Board meeting. As required or advisable, between Board meetings, a meeting of independent Directors is held by teleconference or in person to update the independent Directors on corporate or other developments since the last Board meeting.

CODE OF BUSINESS CONDUCT

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct, and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors wherever they are located. The Code of Business Conduct underscores the importance of oversight of matters contemplated by the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know of such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/sustainability/citizenship) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, telephone to (514) 848-1567.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “C”.

91	Turquoise Hill Resources Ltd. 2019 Proxy Circular

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise (other than the election of Directors and the appointment of auditors) in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

Under the 2010 heads of agreement, a subsidiary of Rio Tinto, RTIH, was appointed as the manager of Oyu Tolgoi. Rio Tinto receives a management services payment in the amount equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi. As manager of Oyu Tolgoi, Rio Tinto recovers the costs of providing general corporate support services and mine management services to the Corporation. During the year ended December 31, 2019, Rio Tinto provided services to the Corporation on a cost-recovery basis which amounted to US$83.5 million (2018 – US$84.7 million; 2017 – US$83.3 million; 2016 – US$74.6 million); the majority of services related to the Oyu Tolgoi Mine. For more information on the management of Oyu Tolgoi, see Section “General Development of the Business – Agreements with Rio Tinto” of the Corporation’s Annual Information Form for the year ended December 31, 2019.

In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2019, as further described under Item 14 (Related-Party Transactions) of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2019. Rio Tinto’s head offices are located at 6 St. James’ Square, London England, SW1Y 4AD.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada, H3B 3P2, or by telephone at (514) 848-1567.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors.

DATED at Montreal, Quebec, as of the 18th day of March, 2020.

BY ORDER OF THE BOARD

Dustin S. Isaacs”
Dustin S. Isaacs
Vice-President, General Counsel and Corporate Secretary

92	Turquoise Hill Resources Ltd. 2019 Proxy Circular

SCHEDULE “A”

Share Consolidation Resolution

“BE IT RESOLVED, as a special resolution of the Shareholders of the Corporation that:

1.

the Restated Articles of Incorporation of the Corporation be amended to change the number of issued and outstanding common shares without par value of the Corporation (the “Common Shares”) by consolidating all of the issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board of Directors, in its sole discretion, provided that (A) the ratio may be no smaller than one post-consolidation share for every five pre-consolidation shares and no larger than one post-consolidation share for every thirty pre-consolidation shares, and (B) the number of pre-consolidation shares in the ratio must be a whole number of Common Shares (the “Share Consolidation”);

2.

the amendment to the Restated Articles of Incorporation of the Corporation giving effect to the Share Consolidation (the “Articles of Amendment”) will provide that no fractional Common Shares will be issued in connection with the Share Consolidation and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction and all such fractional shares will be aggregated and sold by the Corporation’s transfer agent and registrar on the market. In the event that the proceeds therefrom, net of brokerage commissions and expenses and withholding taxes, exceed US$5, such proceeds shall be paid to the relevant Shareholders in proportion to such Shareholders’ fractional entitlement. Where the net proceeds of sale amount to US$5 or less, such proceeds of sale will instead be retained for the benefit of the Corporation;

3.

the Board of Directors is authorized to file the Articles of Amendment at such time as the Board of Directors determines to be in the best interests of the Corporation, subject to the receipt of all necessary stock exchange approvals, and the effective date of the Share Consolidation shall be the date shown in the certificate of amendment issued by the Registrar of Corporations (the “Registrar”) pursuant to the Business Corporations Act (Yukon) or such other date indicated in the Articles of Amendment provided that, in any event, such date shall be prior to May 11, 2021;

4.

any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Registrar and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

5.

notwithstanding that this special resolution has been duly passed by the holders of the Common Shares, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares; and

6.

any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

i

SCHEDULE “B”

Shareholder Proposals

The Corporation is required by applicable law to attach the following proposals, and the related supporting statements, to the Management Proxy Circular. The Corporation has, and assumes, no responsibility for the content of such proposals and related supporting statements, including the opinions expressed or the accuracy of any statements contained therein. For the reasons set forth below each proposal under Board and Management Statement, the Board of Directors recommends that shareholders vote AGAINST Proposal 1 and WITHHOLD vote with respect to Shareholder Proposal 2.

Pentwater Capital Management LP, 614 Davis St, Evanston, IL 60201, United States has submitted the following two shareholder proposals for consideration at the Meeting.

SHAREHOLDER PROPOSAL 1

Right to Minority Shareholder Representation

Shareholders of Turquoise Hill Resources Ltd. (the “Company”) ask the board of directors (the “Board”) to take the steps necessary to amend its articles to provide Minority Shareholders with the exclusive right to nominate and elect three of seven directors to the Board. Such amendment will define “Minority Shareholders” as any shareholder of the Company other than a shareholder that owns or controls, directly or indirectly, more than 50% of the then outstanding common shares of the Company, and will make such amendments to the Company’s articles as is required to ensure that any shareholder other than a Minority Shareholder may not vote on the directors nominated by Minority Shareholders. Such amendment shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a Minority Shareholder or group of Minority Shareholders (the “Nominator”) that meet the criteria established below. The number of Minority Shareholder nominated candidates appearing in proxy materials shall not exceed five. This amendment should provide that a Nominator must: a) have beneficially owned 3.5% or more of the Company’s outstanding common shares continuously for at least six months before submitting the nomination; b) give the Company, within reasonable time prior to the shareholder meeting, written notice of the information required by applicable corporate and securities legislation concerning (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the “Disclosure”). The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the “Statement”). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy applicable corporate and securities legislation, the procedure to be followed if there are less than three Minority Shareholder nominees, and the priority to be given to multiple nominations exceeding the five nominee limit which shall seek to treat minority shareholders equitably proportionate to their shareholdings.

Argument

We believe minority shareholder representation is a fundamental shareholder right that will make all directors more accountable and enhance shareholder value. The need for effective independent representation for minority shareholders is critical in the Corporation’s circumstances, where its controlling shareholder is responsible for the management of the Corporation’s sole asset, the Oyu Tolgoi Project.

Minority shareholders, rather than the Corporation’s controlling shareholder, should have the right to select and elect directors to safeguard minority shareholder interests, enhance the value of their investment and provide effective supervision of the controlling shareholder. The Corporation’s relationship with the controlling shareholder necessitates that the Corporation’s controlling shareholder should no longer have the right to “hand pick” the independent directors responsible for providing this oversight.

BOARD AND MANAGEMENT STATEMENT:

The Board recommends that shareholders vote against Proposal 1 as proposed.

The Board has carefully reviewed Proposal 1 and concluded that the Corporation’s existing process for the identification of nominees for election to the Board is robust and includes appropriate mechanisms and safeguards to ensure the selection of directors who will act with a view to the best interests of the Corporation as a whole and not for the sole benefit of any shareholder. In addition, the Board has and continues to enhance its processes to manage potential conflicts between the interests of various shareholder constituencies when they diverge, and to ensure that the Board solicits and understands the concerns and perspectives of minority shareholders. Moreover, as discussed below, Proposal 1 raises a number of corporate governance concerns, including that the right currently available to any minority shareholder under applicable corporate law to nominate directors would be granted exclusively to a select few minority shareholders who own the requisite 3.5% stake in the Corporation.

Director Nomination Process

Director nominations are made by the Board, which is comprised of a majority of independent directors, based on the recommendations of the Nominating and Corporate Governance Committee (the “Committee”). The composition of the Committee meets the requirements of the Canadian Securities Administrators’ Corporate Governance Guidelines and the NYSE Corporate Governance Standards.

The Committee has a rigorous process in place for identifying and recommending new directors. The Committee identifies and assesses the necessary and desirable competencies, skills and characteristics, including director independence, for Board membership and regularly assesses the extent to which those competencies are represented on the Board.

Contrary to the suggestions of the proposing shareholder, the controlling shareholder does not “hand pick” the Corporation’s independent directors. The director recruitment process carried out by the Committee is a competitive process conducted with the assistance of external executive search advisors who identify potential candidates to the Committee. This process is carried out without approval from the controlling shareholder. The Board believes that providing minority shareholders with exclusive control over the nomination of a minority of the Board could result in the controlling shareholder seeking to exert greater control over the selection of the balance of the Board, to the detriment of the independent and competitive process currently followed by the Committee.

The value of the Board’s current recruitment process and its independence from the controlling shareholder is evident from the Corporation’s success in recruiting independent directors who have no relationships with the controlling shareholder and who bring key experience to the Board. Proposal 1 would significantly impair the Corporation’s ability to attract the highest quality board candidates.

Consideration of Minority Shareholder Interests and Managing Conflicts

The Board believes that its current structures and procedures ensure that the Board understands the interests of the Corporation’s minority shareholders and that actual or potential conflicts of interest between the Corporation and its controlling shareholder are dealt with by the Board’s independent directors with a view to the interests of the Corporation’s minority shareholders.

In its deliberations, the Board also takes measures to ensure the protection of minority shareholders. In accordance with the Board’s mandate, its independent directors hold regular in camera sessions, separate from management and Board members affiliated with the controlling shareholder. Additional meetings of the independent directors are also held from time to time to address the Corporation’s relationship with the controlling shareholder and potential impacts on minority shareholders.

Shareholder Engagement

The Board also believes that shareholder engagement is essential to the Corporation’s long-term success, and regularly solicits shareholder feedback, including with respect to board composition, in an effort to understand and be responsive to the priorities and concerns of our minority shareholders. As noted elsewhere in this Circular, in recent years the Corporation has improved alignment of its compensation structure to that of its shareholders and has adopted a formal shareholder engagement policy to further enhance and regularize its interaction with shareholders.

Proposal 1 Raises a Number of Structural and Procedural Challenges

Proposal 1, if implemented, would be unprecedented for a controlled public company in Canada. Furthermore, the Board believes that implementing the Proposal would negatively impact the corporate governance of the Corporation in a number of material respects and would not achieve the stated goal of improving the representation of minority shareholders on the Board or improving board oversight.

Particular concerns regarding Proposal 1 include:

●

The proposal would effectively appear to remove the right available to any minority shareholder under applicable corporate law to nominate directors and instead provide that right exclusively to a select few minority shareholders who own the requisite 3.5% stake in the Corporation.

●	Nominating shareholders might select nominees without appreciation of the skills and competencies required for the Board to achieve the Corporation’s objectives.

●

Directors nominated by a large minority shareholder could be perceived to be influenced by the interests of that nominating shareholder, rather than the best interests of the Corporation and its shareholders as a whole.

●

Shareholders would not be subject to a fiduciary duty in selecting director nominees, nor would they have the resources of the Corporation to engage in a rigorous search for qualified candidates. Shareholders would also be constrained by proxy solicitation and beneficial ownership reporting rules from acting collectively or in concert in order to cooperate on the selection of board nominees.

●

The proposal leaves ambiguity in how the Board would resolve situations of too few or too many board nominees submitted by shareholders and provides no assurances that nominees would be able to satisfy applicable independence requirements.

●	Continuity of board membership could suffer, with competing shareholders proposing different board nominees from year to year.

While the Board understands that minority shareholders have a significant financial stake in the Corporation and that their interests must be represented if in conflict with those of the controlling shareholder, the Board does not believe that Proposal 1 would improve the Board’s effectiveness in managing such conflicts. In fact, the Board believes that Proposal 1 may materially and negatively impact the Board’s ability to ensure that the Board is focused on the best interests of the Corporation, and composed of individuals with the right mix of skills, experience and diversity to achieve the Corporation’s strategic goals.

In light of these concerns, the Board believes that granting minority shareholders the exclusive right to elect three of seven directors would not be superior to the processes that are already in place to represent and protect minority shareholder interests.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

SHAREHOLDER PROPOSAL 2

Director Nomination

It is proposed that Matthew Halbower stand for election to the board of directors alongside management’s nominees.

Argument

Mr. Halbower is the founder, Chief Executive Officer and Chief Investment Officer of Pentwater Capital Management LP (“Pentwater”). Pentwater currently manages just under $5 billion from its offices in Naples, FL, New York, NY, Evanston, IL, and London, UK. Mr. Halbower has 20 years of investment industry experience. Pentwater is the largest minority shareholder of the Corporation and has continuously owned at least 75 million shares of the Corporation since 2013. Mr. Halbower graduated with a B.S. in Electrical Engineering from the Massachusetts Institute of Technology in 1991 and a J.D. from Harvard Law school in 1994.

Mr. Halbower intends to support an agenda of protecting and enhancing minority shareholder rights and promoting the effective supervision of the controlling shareholder of the Corporation.

BOARD AND MANAGEMENT STATEMENT:

The Board recommends that shareholders withhold their votes with respect to the nomination of Mr. Halbower as a director of the Corporation.

As described above, the Corporation has a rigorous process for selecting independent directors and determining which individuals to nominate for election to the Board. Through these processes, the Board has determined that the nominees recommended for election in this Circular have the required skills, experience and characteristics to lead the Corporation.

Prior to Pentwater’s proposal to nominate Mr. Halbower, its principal, the Nominating and Corporate Governance Committee undertook a review of the Board’s skills matrix and the needs of the Board in August 2019 following Dr. Gill’s retirement from the Board. As a result of that review, the Committee determined that the objectives and priorities of the Corporation would be best served with the recruitment to the Board of an individual that would offer a fresh perspective on the Corporation’s development and possess executive level operational, engineering and construction experience in the mining industry, particularly as it relates to overseeing the management of large-scale mining projects. Following a five-month search and a rigorous and highly selective review of over 20 potential candidates, the Committee recommended that the Board appoint Mr. Burns to the Board.

Upon receiving Pentwater’s proposal to elect Mr. Halbower, the Board gave due consideration to his nomination. Despite Mr. Halbower’s professional accomplishments, and the view that certain of his skills might be relevant, the Board concluded that he did not possess the skills and experience the Corporation needed, and sought by the Board, at this time. With respect to his proposed nomination as an advocate for the interests of the Corporation’s largest minority shareholders, the Board believes that its already robust director selection process includes appropriate mechanisms and safeguards to ensure the selection of directors who will act with a view to the best interests of the Corporation as a whole and not for the sole benefit of any shareholder. This process is overseen by independent directors who are accountable to all shareholders, informed by the Corporation’s extensive shareholder engagement, and better preserves the interests of shareholders generally. As evidenced by the recent director search process, which was greatly informed by investor feedback on the Board’s needs, this enables the Board to be responsive to the interests and concerns of a broad number of minority shareholders.

THE BOARD RECOMMENDS THAT SHAREHOLDERS WITHHOLD VOTE WITH RESPECT TO THE NOMINATION OF MR. HALBOWER AS A DIRECTOR OF THE CORPORATION.

v

S C H E D U L E   “C”

S t a t e m e n t   o f   C o r p o r a t e   G o v e r n a n c e   P r a c t i c e s

We consider good corporate governance practices to be an important factor in the success of the Corporation and we are committed to adopting and adhering to high standards in corporate governance. As a Canadian reporting issuer with securities listed on the TSX and the NYSE, the Corporation continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. The following table provides disclosure in accordance with CSA National Policy 58-101 Disclosure of Corporate Governance Practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees, the applicable provisions of the NYSE Corporate Governance Standards and the U.S. Exchange Act Rules. A Director is “independent” if he or she is not an executive officer or employee of the Corporation and has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that a majority of four out of seven of the nominees (57%) proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•   George R. Burns

•   R. Peter Gillin

•   Russel C. Robertson

•   Maryse Saint-Laurent

This determination was made on the basis that:

(a)   they are not and have not been within the last three years an executive officer or employee of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)   they are not a partner or employee of the Corporation’s internal or external auditor;

(c)   their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit,

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)   they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)   they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)  they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)   they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)   they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)  with respect to members of the Audit Committee: they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
(j) they are not an affiliated person of the Corporation or any of its subsidiaries.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and the Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of seven nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines and the NYSE Corporate Governance Standards. These non-independent nominees are the following:

•   Alan Chirgwin

•   Stephen Jones

•   Ulf Quellmann

Mr. Quellmann is employed by the Corporation as its CEO and Messrs. Chirgwin and Jones are employed by Rio Tinto. The Board has considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s controlling interest in the Corporation and the terms and conditions of the contractual arrangements currently in place between Rio Tinto and the Corporation. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards, and therefore considers Messrs. Chirgwin, Jones and Quellmann to be non-independent nominee Directors.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Four of the seven nominees or 57% proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority Shareholder.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section “Management Nominees” of this Circular.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent Directors meet in camera, separately from management, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling Shareholder or matters raised by other Shareholders and requiring the attention of the independent Directors. The independent Directors held 2 ad hoc meetings during the year ended December 31, 2019 These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings.

During 2019, there were 11 Board meetings, 7 meetings of the Compensation and Benefits Committee, 5 meetings of the Audit Committee, 12 meetings of the Nominating and Corporate Governance Committee, and 4 meetings of the Health, Safety, Environment and Communities Committee.

(f)  Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Gillin, an independent Director, serves as Chair of the Board of Directors. The Chair is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chair is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2019, is set out next to each individual’s name in Section “Management Nominees” of this Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a	The Board has assumed responsibility for supervising (i) the conduct of the Corporation’s affairs and (ii) the management of its business, with the objective of increasing shareholder value

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
written mandate, describe how the Board delineates its role and responsibilities.

and has adopted a formal mandate as described in Section “Board Mandate” of this Circular.

The Board Mandate is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “B”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, or by telephone at (514) 848-1567.

3.  Position Descriptions –

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chair, the Chairs of each of the Audit, Compensation and Benefits, and Nominating and Corporate Governance Committees, the CEO and the CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4.  Orientation and Continuing Education –

(a)   Briefly describe what measures the Board takes to orient new members regarding:

(i)  the role of the Board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chair of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to

x

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages Directors to attend other appropriate continuing education activities and industry forums. Board members have full access to the Corporation’s records.

The Corporation’s General Counsel also provides regular updates to the Directors on corporate governance best practices, regulatory changes and other relevant developments. In addition, Directors periodically visit Oyu Tolgoi to view the operations, the underground development and certain community projects and to meet with key stakeholders in order to maintain an understanding of local needs and expectations. The Board also holds an annual strategy session and receives regular operations and development updates from the Chief Executive Officer.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are given to the Board from time to time to educate Directors and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5. Ethical Business Conduct – a) Disclose whether or not the Board has adopted a written code for its directors,	The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which the Corporation’s policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Code of Business Conduct underscores the importance of oversight of matters in connection with the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

Violations of United States or Canadian anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to acknowledge by way of email or other written confirmation that he or she has been provided with and read a copy of the Code of Business Conduct; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct.

The Audit Committee monitors the compliance with the Code of Business Conduct and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/sustainability/citizenship) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2or by telephone at (514) 848-1567

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation as a whole, including its Shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling Shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors.

The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling Shareholder or matters raised by other Shareholders and requiring the attention of the independent Directors.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Code of Business Conduct. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy with a whistleblower line, the latter being administered by an independent third party.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

6.  Nomination of Directors –

(a)   Describe the process by which the Board identifies new candidates for Board nomination.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)   If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee currently consisting of Ms. Saint-Laurent (Chair) and Messrs. Chirgwin and Robertson all of whom are nominees of management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as “independent directors” under the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics as described in Section “Skills Matrix” of this Circular. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required. The Corporation has adopted a written Diversity Policy.

Rio Tinto, which holds 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board. Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

Although the Nominating and Corporate Governance Committee is not composed entirely of independent Directors, the Committee consults independent Directors, minority Shareholders and holds discussions in camera as necessary in order to ensure that its decisions are impartial and reflective of the diverse interests of its Shareholder and broader stakeholder base.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, or by telephone at (514) 848-1567.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Independent Directors to ensure that such compensation reflects the responsibilities and risks involved

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Independent Director compensation, see Section “Directors’ Total 2019 Compensation” of this Circular.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The current members of the Compensation and Benefits Committee are Ms. Saint-Laurent (Chair), Mr. Burns and Mr. Robertson all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, and the NYSE Corporate Governance Standards. All the current members of the Compensation and Benefits Committee are nominees of management for election as Director at the Meeting.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. See Section “Management Nominees”.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2, or by telephone at (514) 848-1567.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety, Environment and Communities Committee, currently composed of Messrs. Jones (Chair), Burns and Quellmann.

The role of the Health, Safety, Environment and Communities Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental (including climate change) matters affecting the Corporation and the Corporation’s relationships with communities.

9. Assessments – Disclose whether or not the Board, its committees and individual directors	On an annual basis, the Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

of the Board as a whole and the effectiveness of its committees, the Board Chair, the Committee Chairs and individual Directors. The Nominating and Corporate Governance Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating and Corporate Governance Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussion at the Board is held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

10.  Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal, and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board Mandate requires that Directors offer their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

11.  Policies Regarding the Representation of Women on the Board

(a)   Disclose whether the issuer has adopted a written policy relating to the identification of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Board of Directors adopted a written Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions.

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors. The Corporation is of the

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(b)   If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions,

(ii)   the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer in achieving the progress of the policy, and

(iv)  whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

view that Board member and executive officer appointment decisions should be based on merit and remains committed to selecting the best person to fulfill these roles. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of Board members and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

For the purposes of Board composition and composition of the team of Executive Officers, diversity includes, but is not limited to, characteristics such as gender, age, and disability, as well as the inclusion of Indigenous peoples and members of visible minorities. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women play in contributing to the diversity of perspective on the Board and in executive officer positions.

On an annual basis, the Nominating and Corporate Governance Committee:

(i) assesses the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity objectives; and (iii) monitors the implementation of the Diversity Policy.

As at March 18, 2020, one of seven (representing 14%) of the Corporation’s Directors were women. During the previous three years, one of seven (representing 14%) Directors on the Corporation’s Board was a woman during the previous three years. For additional information regarding the Corporation’s Diversity Policy, see Section “Diversity”.

12.  Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board, disclose the issuer’s reasons for not doing so.

In connection with its efforts to create and maintain a diverse Board, the Nominating and Corporate Governance Committee develops recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers. The Nominating and Corporate Governance Committee also strives to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates, periodically reviews Board recruitment and selection protocols to ensure that diversity remains a component of any director search; and in order to support the specific objective of gender diversity, considers the level of representation of women on the Board. Considering the Corporation’s objective of achieving a target of not less that 30% of women on the Board, it will include women in the short list of candidates being considered for a Board position.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

13.  Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions, disclose the issuer’s reasons for not doing so.

In fulfilling its role, the person or committee of the Board in charge of the nomination of executive officers considers candidates that are highly qualified based on their experience, education, expertise, personal qualities, and general and sector-specific knowledge; reviews potential candidates from a variety of backgrounds and perspectives, with the Corporation’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and considers the level of representation of women in executive officer positions when making executive officer appointments. The Corporation also seeks to include women in the short list of candidates being considered for an executive officer position.

14.  Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –

(a)   For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)   Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c)   Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)   If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)  the target, and

(ii)  the annual and cumulative progress of the issuer in achieving the target.

The Corporation will seek to achieve a target of not less than 30% women on the Board by 2024, in line with the Corporation’s tenure limit as established in its Board Mandate, and vacancies as may occur from time to time.

As at March 18, 2020, one of seven (representing 14%) of the Corporation’s Directors were women. One of seven (representing 14%) Directors on the Corporation’s Board was a woman during the previous three years.

The Board is committed to ensuring that gender diversity is pursued and seeks to have strong female representation among the members of the Corporation’s executive officers. In identifying suitable candidates for appointment to executive officer positions, candidates are considered based on merit against objective criteria and with due regard for the benefits of all types of diversity, including but not limited to gender. Although the Board has chosen not to adopt any such target, it will seek to include women in the short list of candidates being considered for executive officer positions.

As at March 18, 2020, two of three NEOs (representing 33%) were women. During the previous three years, there were no women among the Corporation’s NEOs.

15.  Number of Women on the Board and in Executive Officer Positions –

(a)   Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b)   Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

One of the seven (representing 14%) nominees for election to the Board is a woman. One of the three NEOs (representing 33 1/3%) of the Corporation is a woman.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Policy 58-101 Disclosure of Corporate Governance Practices.

S C H E D U L E   “D”

R e p o r t i n g   P a c k a g e

Turquoise Hill Resources Ltd.

Change of Auditor Notice

Pursuant to National Instrument 51-102, Section 4.11

TO: PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO: KPMG LLP, Chartered Professional Accountants

AND TO: Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government Nunavut Securities Office, Department of Justice, Government of Nunavut

NOTICE IS HEREBY GIVEN, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Corporation”) from PricewaterhouseCoopers LLP (“PwC”) to KPMG LLP (“KPMG”).

I.	Former auditor

a.

On February 17, 2020, PwC notified the Corporation of its intention to resign as the auditor of Turquoise Hill, effective as of the day immediately following the date of PwC’s report in respect of its audit of the Corporation’s consolidated financial statements for the year ended December 31, 2019. PwC will continue to act as the Corporation’s auditor until the effective date of its resignation.

b.	On February 25, 2020, the Board of Directors of the Corporation, upon recommendation by its Audit Committee, accepted the resignation of PwC.

c.	There were no modifications of opinion by PwC in PwC’s report on the Corporation’s financial statements for the two most recently completed fiscal years ended December 31, 2018 and 2017.

d.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

II.	Successor auditor

a.

On February 25, 2020, the Board of Directors of the Corporation, upon recommendation by its Audit Committee, approved the appointment of KPMG as auditor to fill the vacancy that will be created by PwC’s resignation as the Corporation’s auditor, from the effective date of PwC’s resignation until the close of the next annual meeting of shareholders of the Corporation;

b.

The Board of Directors of the Corporation further approved to propose the appointment of KPMG as external auditor to the Corporation’s shareholders at Turquoise Hill’s next annual meeting of shareholders, on May 12, 2020.

Dated at Montreal, Quebec, this 27th day of February 2020.

Turquoise Hill Resources Ltd.

Per:

/s/ Luke Colton
Name: Luke Colton
Title: Chief Financial Officer

February 28, 2020

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government

Nunavut Securities Office, Department of Justice, Government of Nunavut

We have read the statements made by Turquoise Hill Resources Ltd. in the attached copy of the change of auditor notice dated February 27, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated February 27, 2020.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

KPMG LLP

Chartered Professional Accountants

PO Box 10426

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Tel (604) 691-3000

Fax (604) 691-3031

www.kpmg.ca

Alberta Securities Commission;

British Columbia Securities Commission;

Financial and Consumer Affairs Authority of Saskatchewan;

The Manitoba Securities Commission;

Ontario Securities Commission;

Autorité des marchés financiers;

Financial and Consumer Services Commission (New Brunswick);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities, Service Newfoundland and Labrador;

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island);

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories;

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government; and

Nunavut Securities Office, Department of Justice, Government of Nunavut

March 2, 2020

Dear Sir/Madam

Re:	Notice of Change of Auditors of Turquoise Hill Resources Ltd.

We have read the Notice of Turquoise Hill Resources Ltd. dated February 27, 2020 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

S C H E D U L E   “E”

B o a r d   M a n d a t e

1	Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and modified as required from time to time.

2	Organization of the Board of Directors

a)	Size

The Board is constituted of a minimum of three (3) and a maximum of fourteen (14) directors, as provided for in the articles of the Corporation.

b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors and satisfy the independence requirements under applicable securities laws, stock exchanges and any other regulatory requirements.

c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

d)	Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3	Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Meetings of the Board shall be called by the chair of the Board or the corporate secretary upon the request of any director.

The Board chair develops the agenda for each meeting of the full Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board committee meetings, and is expected to take an active part in Board decisions.

The agenda for each regularly scheduled and ad hoc Board meeting will include, as standing items at the end of each meeting: i) an in camera session of the full Board separate from management and ii) an in camera session of the independent directors separate from management. Additional meetings of independent directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

4	The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

a)	With respect to strategic planning

●	Establishing with management significant corporate plans and strategic initiatives.

●

Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

●

Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

b)	With respect to financial matters and internal control

●	Reviewing and approving the annual and quarterly capital and operating plans and budgets.

●	Reviewing and approving significant deviations from the capital and operating plans and budgets.

●	Overseeing the integrity and quality of the Corporation’s financial statements and approval of their disclosure.

●

Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation and approving same for public disclosure and filing with regulatory authorities.

●	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved operating plans and budgets.

●	Approving the issuance of any securities of the Corporation.

●	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

●	Determining dividend policies and procedures, if applicable.

●	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

●	Instructing the Corporation’s representatives on the Oyu Tolgoi Operating Committee and the Oyu Tolgoi Technical Committee on their votes on matters to be decided during those committee meetings.

●	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

c)	With respect to human resources and performance assessment

●	Reviewing and approving the Corporation’s incentive compensation plans and policies based on the recommendations of the Compensation and Benefits Committee.

●	Appointing the CEO.

●	Monitoring, assessing and approving the performance and compensation of the CEO as well as the succession plans for the CEO on the recommendations of the Compensation and Benefits Committee.

●	Monitoring and approving the performance and compensation of senior management as well as their succession plans on the recommendations of the CEO and Compensation and Benefits Committee.

d)	With respect to director nominations and corporate governance matters

●	Nominating the candidates for the Board to the shareholders and filling vacancies as required, based on recommendations from the Nominating and Corporate Governance Committee.

●	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

●

Reviewing, on a regular basis, appropriate corporate governance processes and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

●

Based on the recommendation of the Nominating and Corporate Governance Committee, determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring and evaluating the performance of the Board, its committees and its directors on an ongoing basis.

●

Enhancing succession planning at the Board level by requiring directors to offer their resignation to the chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, for consideration by the Board in its absolute discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

●

Taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of the Corporation, including the application of the following guidelines when considering candidates to become directors of the Corporation or continued membership on the Board: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two (2) public corporation directorships (including the Corporation’s Board), and (b) for other candidates, individuals should hold not more than five (5) public corporation directorships (including the Corporation’s Board).

●	Reviewing and approving, at its discretion, any outside directorships proposed to be held by any executive officer of the Corporation.

●	Appointing Board committees and delegating to any such committees’ powers of the Board as appropriate and legally permissible.

●	Ensuring an appropriate orientation and education program for directors is provided.

●

Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

●

Reviewing this Mandate and other Board policies and charters for Board committees in place from time to time and proposing modifications as applicable based on the recommendation of the Nominating and Corporate Governance Committee.

●

Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

●	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

●	Ensuring evaluations of the Board, Board committees and Directors are carried out at least annually.

●

Approving the Corporation’s Management Information Circular and Annual Information Form based on the recommendations of the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation and Benefits Committee.

e)	With respect to health, safety, environment and communities

●	Overseeing the adoption and review of health, safety, environmental and communities’ policies and procedures adopted for the Corporation and for its subsidiaries.

●	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation based on the recommendation of the Health, Safety, Environment and Communities Committee.

●

Taking all reasonable measures to ensure that appropriate management reporting and control systems are in place to monitor the status of compliance with the Corporation’s health, safety, environmental and communities policies, as well as applicable laws and regulations in the areas of health, safety, environment and communities based on the recommendation of the Health, Safety, Environment and Communities Committee.

●	Assessing the adequacy of the Corporation’s remedial actions following the identification of areas of concern with respect to health, safety, environmental and/or communities’ matters.

●	Reviewing the systems and controls in place to ensure appropriate scoping, estimating and accounting for environmental costs.

5	Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chair of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

●	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

●	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

●

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

●

The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

●	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Board committees.

QUESTIONS?

416.867.2272